Form 20-F
period 2025-04-30
Magnitude International Ltd
filed 2025-09-15
CIK 2046117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended April 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42770

Magnitude International Ltd

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

27 Woodlands Industrial Park E1

#03-15 (Lobby B) Hiangkie Industrial Building

Singapore 757718

Tel: (65) 6684 8428
(Address of principal executive offices)

Lim Say Wei, Chief Executive Officer

Telephone: (65) 6684 8428

Email: swlim@bnlengrg.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.000025	MAGH	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

33,350,000 Ordinary Shares, $0.000025 par value, at April 30, 2025

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and publish our financial statements in Singapore Dollars.

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

REFERENCES

In this Annual Report, the terms “we,” “our,” “us” and the “Company” refer to Magnitude International Ltd and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Elec Power Ltd (“Elec”), incorporated in British Virgin Islands; (ii) BNL Engineering Private Limited (“BNL”), incorporated in Singapore; (iii) Herlin Pte. Ltd. (“Herlin”), incorporated in Singapore. Magnitude International Ltd is incorporated in the Cayman Islands, as a holding company and does not conduct any business operations. Herlin and BNL are indirect wholly-owned operating subsidiaries and conduct business operations in Singapore. Elec Power Ltd is a wholly-owned subsidiary incorporated in the British Virgin Islands and serves as the intermediate holding company.

“Initial Public Offering” or “IPO” refers to the closing on August 13, 2025 of the Company’s initial public offering of 2,200,000 ordinary shares at US$4.00 per share (US$8.8 million total), including 1,650,000 primary shares by the Company and 550,000 secondary shares by XJL International Ltd.

References to “USD” or “US$” are to United States Dollars, “SGD” or “S$” are to Singapore Dollars.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

RISK FACTORS

Risks Relating to Our Business and Industry

If we fail to retain business relationships with our five largest customers or secure new customers, our business may be adversely affected.

During the fiscal years ended April 30, 2023, 2024 and 2025, total revenue derived from our five largest customers accounted for approximately 87.9%, 85.5% and 76.7% of our total revenue, respectively, and our largest customer accounted for approximately 70.4%, 52.2% and 30.6% of our revenue, respectively. As we did not enter into any long-term contracts with any of our five largest customers, and our services are provided to them on a project-by-project basis and are non-recurring in nature, our ability to obtain new business from them and to maintain good business relationships with them is subject to the stability of their operations and to their business strategies, both of which are beyond our control and our ability to predict. If our key customers decide to change their business strategies, such as downsizing their business or suspending or ceasing their development or expansion plans, their demand for our services may fall or they may switch to only working with contractors that are willing to offer highly competitive tender/quotation prices or a longer progress payment period or to accept less commercially favorable terms. Any significant decrease in the number or contract value of projects obtained from our key customers and/or their significant delay in or failure to make payments could lead to loss of revenue and/or affect our liquidity and thus adversely affect our business. Accordingly, if we are unable to enter into business relationships with new customers to diversify our customer portfolio, our business may be adversely affected.

We determine the tender price for a project based on our estimation of the time and costs involved, which may not be accurate, and any material deviation from our estimate may lead to cost overruns or even losses on our projects.

We determine the tender price for a project based on our estimated project costs (which will largely depend on the amount of time required to complete the project) plus a mark-up margin. We have to maintain the competitiveness of our pricing while maximizing our profit margin. If we perceive keen competition on a particular project, we may submit a more competitive tender price with a lower mark-up margin, thereby reducing profitability. If the mark-up margin set by us is too low, we may be unable to cover the financial impact of any unfavorable circumstances during project implementation. On the other hand, if we try to allow for unfavorable circumstances and set a higher mark-up margin, our tender may become uncompetitive. There is no assurance that our pricing strategy and policy is effective or responsive to market price changes and changes in customers’ demand or that we will always be able to price our tenders competitively, failing which may cause us to be unsuccessful in the tender, thereby resulting in a decrease in the number of projects that may be awarded to us. In turn, this would adversely affect our business, results of operations, financial condition and business prospects. Most of our contracts with customers do not have any price adjustment mechanisms to accommodate any fluctuation in costs. As there is no assurance that the costs estimated at the beginning of a contract will not be increased during the contract period, we have to bear the risk of increasing costs accordingly. Cost overruns may result from inaccurate estimations of time and costs, increases in the costs of subcontracting, materials and labor, additional costs derived from unexpected technical difficulties encountered during the progress of the projects and rectification of work defects, adverse weather conditions, disputes with parties involved in the projects, changes in the regulatory requirements and government policies, inflation and unforeseen problems and circumstances, some of which are beyond our control. Changes or disagreements regarding project execution such as workmanship and choice of materials, among other things, may occur in a project. Any of these may also give rise to delays in completion of works or even unilateral termination of contracts by our customers due to unsatisfactory performance. If we are unable to control our costs within our estimates or recover the extra costs and control the progress of our projects, we may suffer cost overruns or even losses on our projects which may adversely affect our profit margin and results of operations.

All of our revenue is derived from competitive tendering and the contracts are not recurring in nature.

During the fiscal years ended April 30, 2023, 2024 and 2025, we derived all of our revenue from contracts awarded through a competitive tender process and the contracts are not recurring in nature. The growth of our business depends on our tendering successfully. Our existing customers are not under any contractual obligation to give us the first right for any future projects nor are they obliged to enter into any contracts with us or engage our services for their subsequent projects. We have to go through a new tender process with them for each new project. Even if we are awarded with the contract in the end, there is no assurance that the terms and conditions of the new contract will be substantially the same as the old one. New tender is generally more challenging as we are not familiar with the working style and underlying requirements of new customers, thus our chances of success are more uncertain. For each new tender, there is no assurance that (i) we would be able to meet the prerequisite requirements for tendering; (ii) we would be invited to or made aware of the tender process; (iii) the terms and conditions of the new contracts would be comparable to the existing contracts or commercially acceptable to us; and (iv) our tender would ultimately be selected by our existing or potential customer. In order to enhance our competitiveness in the tender process, we may have to agree to a contract price that is lower than our proposed tender price and/or offer more favorable terms to our customers. Even if we are prepared to do so, there is still no assurance that we will be awarded with the contract, thus we cannot guarantee that there will be sufficient new and sizeable projects in our pipeline to sustain our business and maintain or improve our current results of operations and financial conditions.

We depend on our key management personnel, particularly Mr. Lim, and project management staff, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

Our business operations depend on the continuing services of our executive directors and senior management, particularly Mr. Lim, our founder, chief executive officer and executive director, Mr. Kelvin Sam Kai Mun, or Mr. Sam, our chief operating officer and executive director and the other executive officers named in this Annual Report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives, there is no assurance that any member of our management team will not join one of our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all. Further, we have purchased two key man life insurance policies naming Mr. Lim as the insured life to protect the Group and subsidiaries from potential financial impact associated with the loss of Mr. Lim’s services, although such policies may be insufficient to cover us for the damage resulting from any such loss. We do not have any key-man life insurance on any other officers or employees.

We also rely on the expertise of our project management staff to propose value engineering options to ensure the smooth management and execution of our projects in a timely and cost-effective manner in order for us to improve our profit margin. The loss of any of our key management personnel and other experienced and qualified project management staff could be detrimental to our ongoing operations as we may be unable to replace them in a timely or effective manner in the market.

We also depend on our ability to continue to hire and retain experienced and qualified personnel in order to manage our existing operations, the expansion of our customer base and our future growth. We may be unable to continue to hire or retain key management personnel and other experienced and qualified project management staff and this could adversely impact our operations and growth.

Inability to renew our existing registrations and licenses or cancellation or suspension of our existing registrations and licenses could materially affect our operations and financial performance.

We are regulated by the Building and Construction Authority in Singapore, or BCA, and various other regulatory bodies. These regulatory bodies stipulate the criteria that must be satisfied before registrations and licenses are granted to, and/or renewed and/or maintained for, our business. The maintenance and renewal of our registrations and licenses are subject to compliance with the relevant regulations. In particular, we are a Grade L5 contractor under the ME05 (electrical engineering) workhead, Grade L1 contractor under the ME01 (air-conditioning, refrigeration and ventilation works) workhead, Grade L1 contractor under the ME04 (communication and security systems) workhead and Grade L1 contractor under the ME06 (fire prevention and protection systems) workhead. The grading under a workhead reflects the profile of a contractor and the limit on the value of each public sector project that a contractor can undertake, which potential customers may consider during tender invitation and/or tender evaluation. The requirements laid down by the BCA may change from time to time, and there is no assurance that we will be able to meet the changing requirements and maintain and/or renew our registrations and licenses.

Our registrations and licenses may be downgraded, suspended or cancelled if we fail to comply with the applicable requirements. Delay or refusal may also occur when renewing such registrations and licenses upon expiry. As an integrated one-stop electrical installation services provider, we engage in electrical installation works for public housing and various types of addition and alteration, or A&A, works for public facilities from time to time. An inability to renew or maintain our existing workhead grading may reduce the number of project opportunities and the value of the public sector projects that we can tender for, and have an adverse impact on our operations and financial performance. Failure to keep or renew our existing workhead categories could result in suspension of our business operations, restriction or prohibition of certain business activities, or commencement of new business, thereby materially and adversely affecting our business operation, financial position, financial results and prospects.

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects.

All our assets and business operations are located in Singapore and all of our revenue during the fiscal years ended April 30, 2023, 2024 and 2025 was derived from Singapore. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments primarily in Singapore. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as minimum wage,), as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to a reduction in investment/development in the real estate sector and, in turn, affect our business, results of operations, financial condition and business prospects. Our directors anticipate that Singapore will continue to be the principal base of our business operations in the near future. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Singapore, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the construction industry (such as labor safety rules), foreign investment, foreign labor, taxation and ownership and expropriation of property, as well as environmental or health and safety matters, in Singapore.

Any deterioration in the market conditions in the electrical engineering sector of the construction industry in Singapore may affect our business, results of operations, financial condition and business prospects.

All our projects are located in Singapore. The future growth and level of profitability of the electrical engineering sector of the construction industry in Singapore depend primarily upon the continuation of construction and building activities, the nature, extent and timing of which will be determined by the interplay of a variety of factors, in particular, the investments in residential, commercial and mixed-used projects, as well as the general conditions and prospects of the local economy. Economic growth, urbanization, population growth, growth in construction output and/or tourism may increase the demand for residential, commercial and mixed-used projects in Singapore, which in turn will increase the demand for electrical installation services in Singapore. Many other factors affect the electrical engineering sector of the construction industry in Singapore, including (i) general political, economic, financial and social developments in Singapore; (ii) fluctuations in interest rates; (iii) availability of skilled labor; (iv) local government policies; and (v) cyclical trends of the regional and global economies. If the electrical engineering sector of the construction industry in Singapore declines for any reason, our business, results of operations, financial condition and future prospects could be adversely affected.

We operate in a competitive market.

The electrical engineering sector in Singapore is competitive and relatively fragmented. As of the date of this Annual Report, there were over 2,200 contractors registered with the BCA under the ME05 (electrical engineering) workhead, of which only approximately 6.4% and 4.5% were of Grade L5 and Grade L6, respectively. Industry players generally compete with each other on market position, industry reputation, track record, relationships with project owners, main contractors and industry professionals (such as project managers) and financial standing. Some of our competitors may have more manpower and resources, more qualifications entitling them to provide a wider scope of electrical engineering and/or construction services, longer operating histories, greater financial strength, stronger relationships with customers and/or more established brand names and market recognition than we have. When we price our tenders or quotations or fix a contract price with our customers, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations. If we fail to adapt to market conditions and customer preferences expediently or otherwise fail to provide a competitive bid as compared to our competitors, our potential customer may turn to our competitors. As a result, our business, results of operations, financial condition and business prospects may be materially and adversely affected.

Higher prices of subcontracting, material, labor and other indirect costs may affect our results of operations and financial performance.

A significant portion of our cost of sales is comprised of subcontracting costs, material costs, project-related employee benefits expenses and miscellaneous project expenses. During the fiscal year ended April 30, 2023, our subcontracting costs, material costs, project-related employee benefit expenses and miscellaneous project expenses amounted to approximately S$12.1 million, S$5.5 million, S$1.3 million and S$0.3 million, respectively, which accounted for approximately 63.0%, 28.8%, 6.8% and 1.4% of our respective total cost of sales.

During the fiscal year ended April 30, 2024, our subcontracting costs, material costs, project-related employee benefit expenses and miscellaneous project expenses amounted to approximately S$11.1 million, S$7.3 million, S$1.8 million and S$0.1 million, respectively, which accounted for approximately 54.6%, 35.8%, 8.9% and 0.7% of our total cost of sales.

During the fiscal year ended April 30, 2025, our subcontracting costs, material costs, project-related employee benefit expenses and miscellaneous project expenses amounted to approximately S$7.2 million, S$3.6 million, S$2.0 million and S$0.2 million, respectively, which accounted for approximately 55.3%, 28.0%, 15.2% and 1.5% of our total cost of sales. Other indirect costs include management costs, staff costs, administrative costs, finance costs and sales and distribution expenses. If material costs, labor costs and/or other indirect costs increase, our subcontractors may pass on the increase in their costs to us by increasing their subcontracting fees. If these costs continue to rise and we fail to pass on the increase to our customers, it could adversely impact our financial condition, operating results and cash flows.

Changes in existing laws, regulations and government policies, including those relating to environmental protection and labor safety, may cause us to incur additional costs.

Our business operations are governed by various laws, regulations and government policies in Singapore. The licensing requirements for contractors in our industry, as well as environmental protection and labor safety requirements, may change from time to time in Singapore. We may be unable to comply with all these requirements in time, or at all, or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

Over 80.0% of our workforce is made up of foreign labor and inability to recruit and/or retain foreign labor could materially affect our operations and financial performance.

Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of April 30, 2024 and 2025, over 80.0% of our workforce was made up of foreign employees (including site workers and other employees) for both years. Any shortage in the supply of foreign workers, increase in foreign worker levy, or FWL, for foreign workers, or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is subject to the policies and regulations imposed by the Ministry of Manpower, or MOM. For example, the MOM imposes a quota on the number of foreign workers that the main contractor and its subcontractors can employ in respect of each construction project. The tightening of such quota could affect our operations and accordingly our business and financial performance. Any changes in the policies of the foreign workers’ countries of origin may also affect the supply of foreign labor and cause disruptions to our operations which in turn may result in a delay in the completion of our projects. The MOM also imposes FWL for foreign workers (subject to changes as and when announced by the Singapore government) whereby the FWL for basic skilled workers under the construction sector is set at S$300-950 per head (varies by source country) as of the date of this Annual Report, and sets minimum standard for dormitories for foreign workers. Any increase in FWL or the cost of dormitories for foreign workers will increase our operating expenses and will affect our financial performance.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in March 2020 has had a widespread and detrimental effect on the global economy as a result of actions by public health and governmental authorities, businesses, other organizations and individuals in the affected countries to address the pandemic, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns. The outbreak of COVID-19 has had a material adverse impact on the global, regional and the local economy of Singapore which is the base of our Group’s business. During the pandemic, the demand for our services had been lowered, the tender processes of prospective projects had been delayed and/or our projects on hand had been delayed or suspended. Moreover, as all our foreign workers are housed at workers’ dormitories, clusters were detected at multiple migrant worker dormitories at the beginning of the pandemic which had resulted in a lot of our foreign workers infected with COVID-19 or otherwise required to quarantine in their dormitories for over four months. All these had materially and adversely affected our financial condition, operating results and cash flows.

If there is a resurgence of COVID-19 and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses which may impact us and our customers and suppliers. If we or our customers and suppliers are forced to close down our/their businesses with prolonged disruptions to our/their operations, we may fail to complete our contracts on time, experience a delay or shortage of raw materials, supplies and/or services by our suppliers or subcontractors, or termination of our contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our office. In such event, our operations may be severely disrupted. If there is a resurgence of COVID-19, it may have a negative impact on the local, regional and global economy, which will have negative impacts on our customers’ businesses and hence our businesses will also be affected. All these may have a material and adverse effect on our business, financial condition and results of operations. In addition, tightened travel restrictions by the Singapore or other governments may make it more difficult for us to hire suitable manpower from overseas jurisdictions. This may lead to a stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on skilled labor which may be a material and adverse effect on our business, financial condition and results of operations.

We depend in part on our subcontractors to assist us in the implementation of our projects, and our failure to maintain stability in subcontracting costs and to monitor the performance of our subcontractors could harm our business.

Subcontracting costs may fluctuate as a result of changes in costs of labor and materials or project-specific requirements. As we typically fixed the schedule of rates for calculation of our contract sum with our customers at the time of the tender award, if the amounts that we are required to pay to our subcontractors exceed our estimation due to project delays resulting from weather conditions or other unforeseen circumstances, we may suffer cost overruns or even losses. Moreover, if a subcontractor fails to provide services as required under a contract for any reason, we could be required to source another subcontractor. If we are unable to do so in a timely manner, delays or higher than anticipated subcontracting costs may be triggered, which can impact our overall project costs and hence our profitability.

There is also no assurance that our subcontractor selection and management system will always be effective to facilitate our monitoring of the performance of our subcontractors. If our subcontractors fail to deliver or they deliver substandard works, we may be unable to engage a replacement subcontractor to complete the works or rectify the substandard works in time, or at all. We also may be unable to replace materials of inferior quality procured by our subcontractors in time, or at all, other than at extra costs. Any material non-performance, delayed performance or substandard performance of our subcontractors could result in deterioration of the quality of our services or unexpected delays of our scheduled commitment dates or even our ability to complete the projects, which could in turn harm our reputation and potentially expose us to liability and damage claims under our contracts with our customers. Moreover, our subcontractors are subject to various laws, rules and regulations, such as laws, rules and regulations in relation to work site safety and work permits for foreign workers. There is no assurance that there will not be any violations by our subcontractors of any such laws, rules or regulations. If such a violation occurs in the sites for which we are responsible as a main contractor and results in fines, claims or lawsuits, either associated with personal injuries, death or damages to properties, against us or otherwise, our reputation, business, results of operations and financial conditions may be adversely affected. The stability of the operations of our major subcontractors, which is beyond our control, may also affect us. Any material disruptions to our subcontractors’ operations due to weather, riots, pandemic/epidemic, natural disaster, fire, breach of internal controls or other technical or mechanical problems could affect our project completion. If that occurs, our ability to achieve timely completion of our projects may be adversely affected and this, in turn, will affect our reputation, business, results of operations, financial condition and business prospects.

The amount recognized as revenue by us may not be the same as the value of works eventually certified by our customers and we may be unable to recover our contract assets.

We generally recognize revenue from our projects with reference to the value of work performed based on the percentage of completion. Payments from our customers are generally made pursuant to our invoices prepared in accordance with the payment certificates as certified by our customers. Nevertheless, for any project where payment application has yet to be made by us, or where payment application has been made by us but is not yet certified as of the end of the relevant reporting period, we recognize the estimated revenue and the corresponding contract assets (right to payment for work performed that is conditional on something other than the passage of time) with reference to the percentage of completed works as confirmed by our in-house project manager. Disputes may arise between our customers and us as to whether the projects are properly done or whether the works we claimed to have been completed have in fact been completed satisfactorily for a particular period, and we may not recover the contract assets and/or receive the progress payments to which we are entitled for the relevant period within an expected timeframe. As such, revenue and the corresponding contract assets recognized by us on the projects may not necessarily be the same amount that is eventually certified.

Inability to complete our projects on a timely basis could materially affect our financial performance and reputation or subject us to claims.

Our revenue is recognized on the percentage of completion method, and billing is based on approved monthly progress claims. Any delay in a project will therefore affect our billings, revenue, operational cash flows and financial performance. We are also required to pay our suppliers and subcontractors regardless of such delay if the purchase orders have been fulfilled, therefore affecting our operational cash flows. A delay in the project can be due to various factors, including but not limited to, a shortage of manpower, a shortage of materials and equipment, delays by subcontractors or adverse weather. If the delay is caused by us, we are liable to pay our contracting parties for the liquidated damages stipulated in our contracts and our reputation (including the chance of being invited for future tenders and our tender success rate) could also be materially affected. If the delay is caused by our customers, we will also be unable to terminate our contracts with them or seek compensation from them as such clauses are typically not included in our contracts.

Moreover, other than liquidated damages, we may also have to bear additional costs as our customers have the discretion, after giving us notice and regardless of our objections, hire or employ additional subcontractor, labor, machinery and equipment as they deem fit, to avoid or minimize further delay. We will have to bear the aforementioned costs, with administrative charges calculated as a percentage of the incurred costs. In addition, to minimize further delay, we are also obliged to incur overtime man hours and the related labor costs at our own expense. In such circumstances, our financial performance and operations will be adversely affected.

Our operating margin may decline as a result of increasing subcontracting, material, labor and other indirect costs.

Our cost of sales is mainly comprised of subcontracting costs, material costs and project-related employee benefit expenses. Other indirect costs include management costs, staff costs, administrative costs, finance costs and sales and distribution expenses. Indirect costs are affected by, among other things, requirements imposed on contractors or subcontractors to implement more safety, environmental and health enhancements to keep accident rates low, to improve welfare requirements to ensure the well-being of workers, to obtain more certifications to fit customers’ tender requirements and to increase overhead costs for administrative purposes. If material costs, labor costs and/or the other indirect costs increase, our subcontractors may pass the increase in their costs on to us by increasing their subcontracting fees.

Subcontracting, material, labor and other indirect costs mentioned above are subject to increase by other factors that are generally unpredictable and beyond the control of contractors or subcontractors. If these costs continue to rise, and we fail to pass the increases on to our customers, our business may be materially and adversely affected.

Our customers may omit certain contract works by variation orders which can cause the total contract sum of that project to be reduced.

Our project contracts generally have provisions empowering our customers to give instructions to vary the contract works by the issuance of variation orders, which we are obliged to follow. Such variation orders could relate to the addition, modification or omission of the contract works. For any cancellation of contract works, the total contract sum of that project will be reduced according to the schedule of rates included in the project contracts. If a customer omits or reduces a substantial amount of contract works resulting in a significant reduction of the total contract sum of a high-value sizeable project accounting for a significant portion of our revenue, our business, results of operations and financial conditions may be adversely affected.

Our success depends on our ability to maintain our reputation and our business and financial results may be harmed if there are events that damage our reputation.

Our business, results of operations and prospects depend, in part, on our ability to maintain our reputation for providing high quality electrical installation services. We could lose existing or potential customers and/or opportunities for securing new projects if our reputation were to be associated with any negative publicity, including negative complaints raised by unsatisfied customers that comes to the public’s attention. If we fail to successfully maintain, promote and position our brand and protect our reputation, our business, financial condition and operating results may be adversely affected.

The nature of our business exposes us to product liability claims and other legal proceedings.

Our customers generally require a defect liability period (typically a period of 12 to 18 months after practical completion of a project) during which we are responsible for rectifying all defective works (if any) and may require a warranty period (which could be two to five years after the issue of the certificate of practical completion) after practical completion during which we are responsible for making good all defects, damage or other faults arising from the choice of materials and performance of the works, which are our responsibilities under the relevant project contracts. There is no assurance that we and/or our subcontractors will be able to satisfy the aforementioned defect fixing requests. Even if we rectify such defects, or if we defend or settle such claims, our reputation, business, results of operations, financial condition and business prospects may be adversely affected.

We could be involved in disputes, claims or lawsuits with our customers, suppliers, subcontractors, workers (including our subcontractors’ workers) and other parties concerned with the projects from time to time, or collectively the Claims, the nature of which may include (i) delay in completion of works; (ii) contractual disputes as to the value of work completed; (iii) defects of works or materials; (iv) damage to property and equipment; (v) personal injuries or death resulting from accidents or contracting disease; and (vi) labor compensation. Regardless of the merits of the Claims, we have to divert management resources and incur costs to handle them, which may affect our corporate image and reputation in the industry, especially if there were negative press coverage on the Claims. Other than for work injury insurance pursuant to Work Injury Compensation Act 2019 of Singapore, we currently do not maintain insurance coverage with respect to such Claims and we cannot assure that we will obtain insurance coverage with respect to such Claims on acceptable terms, if at all, or that any such insurance that we might obtain in the future will provide adequate coverage against potential claims. We may also face prosecutions relating to labor safety offenses arising from our or our subcontractors’ failure to comply with relevant work safety, health or environmental legislation from time to time. We cannot assure you that our safety measures and procedures are always sufficient and effective in ensuring our compliance with safety requirements or that they are strictly adhered to. We do not have full control over the manner in which our subcontractors deliver their services or implement their safety measures. Prosecutions relating to labor safety may cause us to incur significant costs or losses, and, if we are convicted of serious offenses or of a series of offenses within any prescribed period (where applicable), we may be unable to renew and/or maintain our qualifications and/or certifications. All these may materially and adversely affect our reputation and business.

We may not convert all of our backlog into revenue and cash flows.

As of April 30, 2025, our backlog was approximately S$57.1 million, which represented the total estimated contract value of works that remained to be completed as of that date. The total value of the backlog represents all amounts that are expected to be received as of the relevant date under the terms of signed agreements, assuming the agreements are performed in accordance with their terms.

Any substantial and unexpected downward adjustments to and cancellations of these contracts, especially with regard to any one or more sizeable contracts, would cause a substantial and immediate reduction in our backlog and the revenue and profit that we can actually generate, thereby potentially forcing us to draw on working capital to pay expenses that otherwise would have been paid out of cash flow from operations.

Projects may remain in our backlog for an extended period of time beyond the initially anticipated date due to various factors beyond our control. We cannot guarantee that the contract sums estimated in our backlog will be realized in a timely manner, or at all, or that they will result in profits if realized. Specifically, if there is a recurrence of the COVID-19 pandemic, the Singapore government may introduce mandated lockdowns and regulations which may halt or delay project progress indefinitely. As a result, investors should not unduly rely on our backlog information or consider it as a reliable indicator of our future profits or results of operations.

Failure to implement construction and engineering measures and procedures may lead to breach of laws or occurrence of personal injuries, property damage or fatal accidents.

If we or our subcontractors fail to follow and adopt all applicable construction and engineering measures and procedures, or to comply with any laws, rules or regulations, particularly in relation to health, safety and environmental matters, regardless of whether the violation is substantial or minor in nature, we may expose ourselves as primary obligor to prosecutions by the relevant authorities, and we may also be subject to claims for losses and damages if the violation causes personal injuries or death or damage to property, or to fines or other remedial measures. If such events occur, our reputation, business, results of operations and financial condition will be adversely affected. If there are any changes to such laws, rules or regulations which are applicable to us or our subcontractors, we may have to incur additional costs in complying with them, which in turn may adversely affect our profitability.

We rely on a stable supply of skilled labor to complete our projects.

Our projects are labor intensive. For any given project, we need to involve a large number of workers from different trades with different skills. Between 2018 and 2023, the number of residents employed in the construction industry in Singapore declined at a compounded annual rate of approximately 2.0%, and it is expected to decline further due to the aging workforce and the tertiary industry competing for workers in Singapore. The shortage in local labor has also driven up local labor costs, especially for skilled workers, and this, in turn, has caused our subcontractors to increase their subcontracting costs as they face the same labor shortage problem. As a result, we have been employing foreign workers in Singapore to make up for the local labor shortage and to reduce our labor costs. As of April 30, 2024 and 2025, over 80.0% of our total number of employees were foreign employees for both years. Any shortage in the supply of foreign labor or any unfavorable change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore, such as a substantial increase in FWL, a substantial decrease in quota for foreign workers or any additional restriction on the types of foreign labor that we can employ, may materially and adversely affect our operations and financial performance. Any increase in FWL will also increase our operating expenses and affect our results of operations and financial condition. Any increased difficulty in recruiting and/or retaining foreign labor or any material adverse change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore could affect our ability and costs to recruit, retain or replace foreign workers and if we do not have sufficient workforce to implement our current or future projects in a timely manner within our budget, our business, results of operations, financial condition and business prospects will be materially and adversely affected.

Our business operations are subject to adverse weather conditions and other construction risks which could affect our ability to meet scheduled commitments.

Most of our project contracts are subject to specific completion schedule requirements with a liquidated damages penalty if we fail to meet the schedule. Such liquidated damages are typically levied at an agreed upon rate of the contract sum for each day of delay caused by us or by our subcontractors. We may be unable to extend the contractual time allowed for completing a project undertaken by us even though additional time is required due to (i) bad weather conditions and other acts of God; (ii) construction risks such as accidents, fire, suspension of water and electricity supplies and shortage of labor, materials and equipment; (iii) additional variations to the agreed upon plans as requested by customers; (iv) changing technical needs; (v) disputes with suppliers or subcontractors; or (vi) changes in market conditions and other unforeseen problems that are beyond our control. In the event that delay is caused by the aforesaid circumstances, we may have to accelerate our work progress so as to meet the scheduled time for completion, and such accelerated works will typically incur additional costs (such as overtime payments to our workers), thereby adversely affecting the profitability of our business. Any delay in a project will affect our billing, revenue, operating cash flows and financial condition. Moreover, there may be an overlap in time between the completion of the delayed projects and the commencement of subsequent projects, which may create pressure on our Group’s manpower and financial resources. Further, if there is a delay in completion of our projects which subjects us to the payment of liquidated damages under the project contracts, this may adversely affect our liquidity and cash flows and our profit on such contracts may be reduced or we may have to suffer a net loss, which may have a material adverse effect on our reputation, business, results of operations, financial condition and business prospects.

Our past growth rate, revenue and net profit margin may not be indicative of our future growth rate, revenue and net profit margin.

During the fiscal years ended April 30, 2023, 2024 and 2025, our revenue was approximately S$21.9 million, S$24.2 million and S$15.4 million, respectively, representing a negative compound annual growth rate of 15.7% per year from April 30, 2023 to April 30, 2025. There is an inherent risk in using such historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions, especially in situations like the unprecedented Covid-19 pandemic. We may be unable to sustain our historical growth rate, revenue and net profit margin for various reasons, such as deterioration in the market conditions in Singapore, intensification of competition among main contractors, labor shortage, inflation and other unforeseen factors which may delay the completion of our projects, reduce the number of projects awarded to us and/or reduce the profit margins of our projects. There is no assurance that we will be able to achieve the performance we previously did. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance.

There is no guarantee that we will receive progress payments in full on time, or at all.

We generally receive progress payments with reference to the certified work done. The customers issue a payment certificate certifying the work progress upon receiving our payment application. Depending on the terms and conditions of the relevant contract, our customers generally pay us within 35 days after the presentation of our invoice, which is issued after our receipt of the payment certificate. There is no assurance that our customers will remain solvent or that our customers will pay us the progress payments in full in a timely manner, or at all. We could be engaged in prolonged negotiation with our customers with respect to the settlement of progress payments or the final payment and could incur costs to enforce such payments from time to time. Any failure by our customers to make any payment on time or in full may have a material adverse effect on our liquidity. Any failure by our customers to eventually repay the retained amount to us may have a material adverse effect on our business, results of operations and financial condition.

We may implement business strategies and future plans that may not be successful.

The successful implementation of our business strategies and future plans depends on a number of factors including general market conditions, government policies, the availability of funds, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully, as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, by the distraction of management from our core business or by damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and the insurance premium may increase.

There can be no assurance that our current insurance will cover all our risks or adequately protect us against all liabilities arising from claims and litigation against us. We will have to bear any losses, damages or liabilities in the course of our operations arising from events for which we do not have adequate insurance coverage. Further, the insurance premium payable by us depends on various factors, including the scope and contract sum of the projects undertaken by us and our insurance claim track record. There is no assurance that the insurance premium payable by us will not increase or that our insurance coverage will not be reduced in the future. If we were held liable for uninsured losses, the amounts of claims for insured losses exceed the limits of our insurance coverage or the insurance premium payable by us increases significantly, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our customer lists and information and business methods. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, cost us money to defend, distract the attention of our management and prevent us from offering some services. Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure where the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage. Advances in technology, which permit increasingly large amounts of information to be stored on mobile devices or on third-party “cloud” servers, may exacerbate these risks.

Our business could be adversely affected by information technology systems breakdown or disruption.

We depend on our information technology systems to (i) oversee our project progress; (ii) manage our working schedule; (iii) allocate our resources; (iv) review our performance; and (v) review our capacity, trace our project information and assess our project progress in a timely and systematic manner. We also depend on our information technology systems to assist us in providing material takeoff estimates in our tendering/quotation process as well as our communication with our customers and their consultants. An extended breakdown or failure of our information technology systems could disrupt our operations and adversely affect our business, financial condition and results of operations.

Natural disasters and other catastrophic events beyond our control, including but not limited to the COVID-19 pandemic, could adversely affect our business operations and financial performance.

The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in Singapore or terrorist or military activities disrupting transportation, communication or utility systems, or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of the global COVID-19 pandemic has resulted in, and such other events could result in, among other things, operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions. The occurrence of the global COVID-19 pandemic has caused, and these factors could also cause, consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy. Such occurrences have had and could in the future have a material adverse effect on us and could also have indirect consequences, such as increases in the costs of insurance, if they result in significant loss of property or other insurable damage.

We are obliged to provide performance bonds backed by cash or other collateral and/or guarantees to secure our obligations under the project contracts which could affect our liquidity as well as our ability to secure further bank financing.

Approximately one-third of our projects during the fiscal years ended April 30, 2023 and 2024 required us to provide performance bonds issued by banks or insurance companies backed by cash or other collateral and/or guarantees in favor of our customers to secure our performance under the project contracts with our customers. As of April 30, 2024, we had paid security deposits of approximately S$0.1 million and had purchased insurance bonds to secure performance bonds with an aggregate value of approximately S$0.4 million. As of April 30, 2025, we have purchased insurance bonds to secure performance bond with an aggregate value of S$1.47m. The use of substantial amounts of cash collateral to secure performance of our projects may adversely affect our liquidity position as well as our ability to secure further bank financing. If we fail to provide the performance bonds required under the project contracts with our customers, our customers will have the right to terminate such contracts with us. If such contracts are terminated, our business, results of operations and financial condition may be materially and adversely affected. If we fail to perform our obligations under the project contracts, the banks or insurance companies will compensate our customers up to the amount of the performance bond on demand. We will then become liable to compensate the banks or insurance companies, as applicable, or our collateral could be seized. In such circumstances, our business, results of operations and financial condition will be adversely affected.

Our work in the public sector exposes us to additional risks inherent in the government contracting environment.

As an integrated one-stop electrical installation services provider, we engage in electrical installation works for public housing and various types of A&A works for public facilities from time to time. Our government work carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following:

●	Government contracts are subject to heightened reputational and contractual risks compared to contracts with commercial customers. For example, government contracts and the proceedings surrounding them are often subject to more extensive scrutiny and publicity. Negative publicity, including an allegation of improper or illegal activity, regardless of its accuracy, may adversely affect our reputation.

●	Terms and conditions of government contracts also tend to be more onerous and are often more difficult to negotiate. For example, these contracts often contain high or unlimited liability for breaches and feature less favorable payment terms and sometimes require us to take on liability for the performance of third parties.

●	Government entities typically fund projects through appropriated monies. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding and/or at their convenience. Changes in government or political developments, including budget deficits, shortfalls or uncertainties, government spending reductions or other debt constraints could result in our projects being reduced in price or scope or terminated altogether.

●	Political and economic factors, such as pending elections, the outcome of recent elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax or other policies and reduced tax revenues, can affect the number and terms of new government contracts signed or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid, shift spending priorities to programs in areas for which we do not provide services and/or lead to changes in enforcement or how compliance with relevant rules or laws is assessed.

All these could have a material adverse effect on our business or our results of operations.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We were a private company with limited accounting personnel resources. As of the date of this Annual Report, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from the IPO will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

We are subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

We are subject to rules and regulations of various governing bodies and self-regulatory organizations, including, for example, the SEC and Nasdaq, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Relating to Doing Business in Singapore

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and, except for certain of our investments, substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers reside outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

In addition, holders of book-entry interests in the shares (for example, where such shareholders hold shares indirectly through the DTC) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. Any such enforcement action would be subject to applicable Singapore laws. The administrative process of becoming a registered shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts would have regard to, among others, whether the judgment was final and conclusive, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, whether it was procured by fraud, or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our executive officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our primary subsidiaries are located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiary. The distribution of dividends to us from our subsidiary is subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in “Dividend Policy” in this Annual Report. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiary in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

During economic downturns or recessions, there can be a heightened competition for our services and increased pressure to reduce our fees as our clients may reduce their demand for our services. If we lose significant fee volume or reduce the level of our fees significantly, then there could be a negative impact on our consolidated financial condition or results of operations, profitability and cash flows.

Risks Relating to Our Ordinary Shares

The Company’s Ordinary Shares are currently listed on Nasdaq. However, there is no guarantee that the Company will be able to maintain the listing of its Ordinary Shares on Nasdaq in the future, which could limit investors’ ability to make transactions in the Ordinary Shares and subject the Company to additional trading restrictions.

In order to maintain the listing on Nasdaq, the Company is required to meet certain financial and share price criteria. The Company may be unable to meet these requirements in the future.

If the Company’s Ordinary Shares are delisted from Nasdaq and the Company is unable to list its shares on another national securities exchange, the shares may be quoted on an over-the-counter market in the United States. If this occurs, the Company could face significant adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As of the date of this report, our Ordinary Shares are listed on Nasdaq. Under U.S. federal law, this listing preempts state-level regulation of their sale. However, states retain the authority to investigate companies if there is suspicion of fraud. If fraud is found, states may regulate or bar the sale of shares. If we were no longer listed on Nasdaq, we would be subject to state regulations in each jurisdiction where we offer our shares.

Our corporate actions are significantly influenced by our directors, officers and principal shareholders, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders.

Our directors, officers and principal shareholders hold directly and/or beneficially in aggregate 21,861,200 of our issued Ordinary Shares, representing 62.46% of our total issued and outstanding share capital and they are able to exercise 62.46% of the total voting power of our issued and outstanding share capital. As a result, our directors, officers and principal shareholders have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares including the Ordinary Shares held by our Resale Shareholders that are being registered concurrently for resale in the Resale Prospectus could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares, including those held by Resale Shareholders that are registered for resale, or the perception that such sales could occur, may adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of July 29, 2025, we have 35,000,000 Ordinary Shares outstanding. These shares are freely tradable without restriction or further registration under the Securities Act, while shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions under Rule 144 and Rule 701 of the Securities Act, as well as applicable lock-up agreements.

Our directors, executive officers, and all existing holders of our Ordinary Shares have agreed, with limited exceptions, not to sell any shares for a period of 180 days following the completion of our Initial Public Offering, without the prior written consent of the underwriters. However, the underwriters may release these securities from the restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder, or the availability of these securities for future sale, will have on the market price of our Ordinary Shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after the IPO to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our directors have complete discretion as to whether to distribute dividends, subject to certain requirements of the relevant laws. Even if our directors decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares.

We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we are permitted to elect to rely, and may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of Nasdaq. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Accordingly, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a) at least 75% of our gross income for the year is passive income; or

(b) the average percentage of our assets (determined at the end of each quarter) during the taxable year that produced passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

(a) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

(b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

(c) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(d) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four (4) months after the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

Due to our status as a foreign private issuer, we have adopted IFRS accounting principles, which are different from accounting principles under U.S. GAAP.

We have adopted and presented our financial statements in accordance with IFRS accounting principles. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements, and the SEC permits foreign private issuers such as the Company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq.

We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq as long as we qualify as a foreign private issuer including: (i) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of Nasdaq; (ii) have regularly scheduled executive sessions with independent directors; and (iii) obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company under the JOBS Act. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practices with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital— Differences in Corporate Law”.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities”. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4. INFORMATION ON THE COMPANY

Corporate Information

The company was incorporated in the Cayman Islands as an exempted company with limited liability on October 25, 2024. Our registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive office is at 27 Woodlands Industrial Park E1, #03-15 (Lobby B) Hiangkie Industrial Building, Singapore 757718. Our telephone number at this location is +65 6684 8428. Our principal website address is https://www.bnlengrg.com. The information contained on our website does not form part of this Annual Report.

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulties in protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Corporate History and Structure

Corporate History

On October 25, 2024, the Company was incorporated in the Cayman Islands with limited liability and the initial 1 share was transferred to Mr. Lim on the same date.

On November 21, 2024, Mr. Lim subsequently transferred the 1 share to his nominee, XJL International Ltd. The initial authorized share capital of the Company was 500,000,000 shares of a par value of US$0.001 each.

On December 27, 2024, Mr. Lim’s nominee, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited and SwiftBuild Solutions Group Limited subscribed for 762,998; 49,000; 49,000; 45,000; 45,000 and 49,000 Ordinary Shares of the Company respectively for US$15,260, US$9,800, US$9,800, US$9,000, US$9,000 and US$9,800 in cash, representing approximately 76.3%, 4.90%, 4.90%, 4.50%, 4.50% and 4.90% of the issued share capital of the Company respectively.

On December 12, 2024, Elec was incorporated in the BVI with limited liability. Elec is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00.

On December 12, 2024, the Company subscribed for, and Elec allotted and issued to it 1 share for cash at par.

On January 10, 2025, Mr. Lim’s nominee XJL International Ltd transferred 2.7% of the issued share capital of Magnitude to Ms. Cheng Sze Man Claudia, or Ms. Cheng, an independent third party for cash at par value.

On January 10, 2025, Mr. Lim’s nominee XJL International Ltd transferred 3.0% of the issued share capital of Magnitude to Mr. Chi Wai Ming, Raymond, or Mr. Chi, an independent third party for cash at par value.

On February 20, 2025, Mr. Lim’s nominee XJL International Ltd transferred 3.4% of the issued share capital of Magnitude to Mr. Choo Kay Chon, or Mr. Choo, an independent third party for US$18,000.

On March 19, 2025, Mr. Lim and the Company entered into a reorganization agreement pursuant to which Mr. Lim transferred his shares in Herlin and BNL to Elec in consideration of the Company allotting and issuing 1 share to Mr. Lim’s nominee, XJL International Ltd, credited as fully paid.

On May 27, 2025, the Company amended its memorandum of association to effect a 1:40 forward stock split and to change the authorized share capital to US$500,000 divided into 20,000,000,000 Ordinary Shares with a par value of US$0.000025 each. Concurrently, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited, SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo surrendered 4,468,800, 325,850, 325,850, 299,250, 299,250, 325,850, 179,550, 199,500 and 226,100 Ordinary Shares to the Company, respectively.

Pursuant to the internal reorganization, the Company became the holding company of the subsidiaries comprising the Group. Because the companies comprising the Group were under the same control of the ultimate controlling party, Mr. Lim, the financial statements are prepared on a consolidated basis by applying the principles of common control as if the Reorganization had been completed at the beginning of the first reporting period.

Our Group comprises our two principal operating subsidiaries, Herlin and BNL.

Herlin was incorporated in Singapore as a private company with limited liability on March 23, 2012. Herlin was established by the Company’s CEO, Mr. Lim, to provide electrical installation and licensing services for brownfield electrical installation projects in both the private and public sectors in Singapore. Since its incorporation, Herlin has strengthened its workforce, expanded its services and attained a BCA workhead registration with the capabilities to provide a full range of electrical installation services, particularly specializing in the replacement of high-tension and low-tension electrical installation works. In addition, Herlin has been accredited with various industry certifications for risk management, health and safety standards and quality assurance. Over the years, Herlin has established a solid track record of successful projects, particularly within the hospitality industry.

BNL was incorporated in Singapore as a private company with limited liability on November 5, 2012. BNL was established by the Company’s CEO, Mr. Lim and a business partner, to provide electrical installation and licensing services for greenfield electrical installation projects in both the private and public sectors in Singapore. Recognizing the lack of comprehensive project management services in the industry for greenfield electrical installation projects, BNL is dedicated to delivering added-value services with a skilled in-house team of licensed professionals and various BCA workhead registrations, specializing in electrical installations and certification services. Over the years, BNL has built up a growing portfolio of successful projects, particularly within the residential property market and public sector. Mr. Lim completed the acquisition of his business partner’s entire 60% equity stake of BNL on April 5, 2023.

The Company refers to IFRS 10 Consolidated Financial Statements including the Appendix B Application Guidance Assessing Control to determine whether Mr. Lim controls BNL based on all the following:

(i)	Power over the investee;
(ii)	Exposure, or rights, to variable returns from its involvement with the investee; and
(iii)	The ability to use its power over the investee to affect the amount of the investor’s returns.

Below is a summary of assessment to conclude that Mr. Lim was able to exercise absolute control during the period from May 1, 2022 until Mr. Lim’s acquisition of the business partner’s equity stake:

(i)	Assessment of purpose and design of BNL’s business activities
(ii)	Power over BNL’s decision making
(iii)	Exposure or rights to variable returns from its involvement with BNL
(iv)	The ability to use its power over BNL to affect the amount of the investor’s returns

With the above said, the accounts in BNL is consolidated accordingly.

Corporate Structure

Our Group comprises our two principal operating subsidiaries, Herlin and BNL.

Herlin was established in March 2012 by Mr. Lim, the Company’s Chief Executive Officer, or CEO, to provide electrical installation and licensing services for brownfield electrical installation projects in the private sector in Singapore. Since its incorporation, Herlin has strengthened its workforce, expanded its services and attained a BCA workhead registration with the capabilities to provide a full range of electrical installation services, particularly specializing in the replacement of high-tension and low-tension electrical installation works. In addition, Herlin has been accredited with various industry certifications for risk management, health and safety standards and quality assurance. Over the years, Herlin has established a solid track record of successful projects, particularly within the hospitality industry.

BNL was established in November 2012 by Mr. Lim and a business partner, to provide electrical installation and licensing services for greenfield electrical installation projects in both the private and public sectors in Singapore. Recognizing the lack of comprehensive project management services in the industry for greenfield electrical installation projects, BNL is dedicated to delivering added-value services with a skilled in-house team of licensed professionals and various BCA workhead registrations, specializing in electrical installations and certification services. Over the years, BNL has built up a growing portfolio of successful projects, particularly within the residential property market and public sector. Mr. Lim completed the acquisition of his business partner’s entire 60% equity stake of BNL on April 5, 2023.

Mr. Lim was able to exercise absolute control before Mr. Lim’s acquisition of the business partner’s equity stake by reference to the IFRS 10 Consolidated Financial Statements including the Appendix B Application Guidance Assessing Control (i) the purpose and design of BNL’s business activities; (ii) power over BNL’s decision making; (iii) exposure or rights to variable returns from its involvement with BNL; and (iv) the ability to use its power over BNL to affect the amount of the investor’s returns.

The chart below sets out our corporate structure as of the date of this Annual Report with percentages held pre and post IPO.

Notes:

(1)	A company wholly-owned by Mr. Lim.

(2)	A company wholly-owned by Mr. Cheung Sze Wah, Sam, an independent third party.

(3)	A company wholly-owned by Ms. Yip Ka Ki, Cherry, an independent third party.

(4)	A company wholly-owned by Mr. Chen Jiajun, an independent third party.

(5)	A company wholly-owned by Mr. Cheung Ching Ping, Stephen, an independent third party.

(6)	A company wholly-owned by Mr. Cheung Sai Ho, an independent third party.

Holding Company Structure

Magnitude International Ltd is an exempted company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Singapore through Herlin and BNL, our operating subsidiaries in Singapore.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our operating subsidiaries through our BVI subsidiary, Elec Power Ltd. If our existing operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Emerging growth companies are also permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We are an “emerging growth company” as the term is used in the JOBS Act. As such, we are subject to the reduced public company reporting requirements described above and we have elected to take advantage of the benefits of the extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We have to report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, such that a majority of the directors on our board are not required to be independent directors.

Controlled Company

We are a “controlled company” as defined under Nasdaq corporate governance rules because Mr. Lim, will hold more than 50% of the aggregate voting power of our total issued and outstanding share capital. Therefore, we will be able to rely on exemptions from certain corporate governance rules available to controlled companies. See “Management — Controlled Company Exemptions.”

Market and Industry Data

This Annual Report contains estimates and information concerning our industry that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

BUSINESS OVERVIEW

Our Mission

Our mission is to become one of the leading integrated one-stop electrical installation services provider in Singapore. Our emphasis is to add value to all stakeholders by ensuring that all buildings which we have serviced are safe, functional and energy efficient.

Overview

We have over 12 years of experience in providing electrical installation services to customers in both the private and public sectors in Singapore. Electrical installation is the process of installing electrical wiring and equipment/systems in a building. It includes the planning, design, material selection, installation, testing, commissioning and certification of the electrical equipment/systems to be installed. Electrical engineering sector is a vital part of the construction industry as it provides buildings with power for lighting, electrical appliances and other electrical equipment/systems all in a safe, functional and energy efficient manner.

During our operating history, we have participated in a range of greenfield and brownfield electrical installation projects including: (i) electrical installation for private and public housing (including condominium, residential flats and bungalows), commercial and mixed-use developments as well as other types of public facilities (such as parks and bus interchanges), including, among others, the installation of generators, transformers, high and low tension systems, lightning protection systems, underground infrastructures, telecommunication systems, security systems, solar panel systems, capacitor banks, fire alarms and electric vehicle chargers; and (ii) various types of A&A works, such as rewiring and replacement/removal/shifting/upgrading/addition of sub main cables, low and high tension switchgears, distribution boards, control panels, emergency switchboards, standby emergency generators and lightnings, for residential and commercial buildings as well as a wide range of other properties, including hotels, shopping malls, hospitals, government facilities, restaurants and mass rapid transit stations.

We generally act as the main electrical contractor in a construction project (regardless of whether it is a greenfield or brownfield project). We endeavor to deliver electrical solutions and services to meet our customers’ needs and expectations by providing them with our consultation, design, installation and supply (including materials and labor) services. We combine our design and engineering capabilities and where necessary, pool together other subcontractors, to plan and manage the projects for our customers to ensure that they are completed in an efficient, effective and professional manner which meet our customers’ unique requirements.

During the fiscal years ended April 30, 2023, 2024 and 2025, we completed a total of 2, 10 and 2 greenfield electrical installation projects respectively. For April 30, 2023, the brownfield A&A electrical projects were still in progress and for April 30, 2024, we completed 7 brownfield A&A electrical projects and for April 30, 2025, we completed 4 brownfield A&A electrical projects. In addition, during the fiscal years ended April 30, 2023, 2024 and 2025, (i) we generated revenue of approximately S$21.9 million, S$24.2 million and S$15.4 million, respectively; (ii) approximately 74.9%, 60.5% and 63.3% of our revenue was derived from greenfield electrical installation projects and approximately 21.3%, 33.6% and 14.5% of our revenue was derived from brownfield A&A electrical projects, respectively; and (iii) 100%, 97.5% and 76.7% of our projects (in terms of revenue) were in the private sector respectively. During the fiscal years ended April 30, 2023, 2024 and 2025, the revenue from our largest project in terms of revenue recognized accounted for approximately 25.0%, 24.4% and 17.2% of our total revenue recognized for the corresponding periods. The backlog of our projects as of April 30, 2025, which represents the total estimated contract value of works (including adjustments and variation orders) that remain to be completed pursuant to the terms of the outstanding contracts as of April 30, 2025, and assuming performance in accordance with the terms of the contract, was approximately S$57.1 million.

Our Competitive Strengths

We have over 12 years of established track record in the provision of quality, timely and reliable electrical installation services

We have over 12 years of established track record in the provision of quality, timely and reliable electrical installation services in Singapore that covers a range of greenfield and brownfield electrical installation projects, including electrical installation for private and public housing, commercial and mixed-use developments as well as other types of public facilities and various types of A&A works. Our team of technical staff includes seven project managers and five electrical engineers each have over 15 years of experience in electrical installation, 10 qualified building construction safety supervisors, five BCA certified core trade foremen, five BCA certified core trade tradesmen, two BCA certified safety coordinator, and one LEW in professional engineer and technician grade licensed by the Energy Market Authority. Our team of technical staff, under the leadership of our executive directors and senior management, can evaluate a project’s specifications, resource needs and level of difficulty accurately. This helps us to tackle all the challenges that we may face during the execution of a project and ensure that we can complete the project based on our customer’s requirements in an efficient manner. We believe that our experienced management team and team of technical staff as well as our capabilities in the provision of quality, timely and reliable electrical installation services have helped to build our reputation in the electrical engineering sector of the construction industry in Singapore.

We are committed to risk management, health and safety standards, quality assurance and environmental impact control

We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We have been accredited with ISO 9001:2015 (quality management), OHSAS 18001 and subsequently ISO 45001:2018 (occupational health and safety) as well as bizSAFE Level Star certifications. We did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, for the fiscal years ended April 30, 2023,2024 and 2025.

We have an experienced and dedicated management team

Our executive directors and senior management are all very experienced in the provision of electrical installation services in Singapore. Mr. Lim, our founder, director and chief executive officer, who has over 31 years of experience in the provision of electrical installation services, was one of the founders of our Group. Mr. Sam, our director and chief operating officer, and our senior management Mr. Sim and Mr. Loh, have over 23, 19 and 27 years of industry experience, respectively. Except for Mr. Loh & Mr. Sim who rejoined our Group recently, the other management members joined our Group over 10 years ago on average. As our executive directors and senior management, they have been instrumental in the growth and development of our Group over our 12 years of operations.

We have strong and stable relationships with our customers

Since the inception of our business in 2012, we have developed stable relationships with our major customers in Singapore. Our top five customers have, on average, more than five years of business relationships with us and our largest customer has worked with us since our founding. For the fiscal years ended April 30, 2023, 2024 and 2025, our top five customers accounted for approximately 87.9%, 85.5% and 76.7% of total sales, respectively.

We have strong and stable relationships with our suppliers and subcontractors

For the fiscal years ended April 30, 2023, 2024 and 2025, our top five suppliers and subcontractors accounted for approximately 30.8%, 61.8% and 40.4% of total purchases, respectively, and our top five suppliers and subcontractors have, on average, more than nine years of business relationships with us. We have strived to maintain stable business relationships with our major customers and also established healthy and stable relationships with our major suppliers and subcontractors, which form a solid source of demand and supply for our business operations.

Our qualifications and certifications

As of the date of this Annual Report, we are registered with the BCA as a (i) Grade L5 contractor under the ME05 (electrical engineering) workhead; (ii) Grade L1 contractor under the ME01 (air-conditioning, refrigeration and ventilation works) workhead; (iii) Grade L1 contractor under the ME04 (communication and security systems) workhead; and (iv) Grade L1 contractor under the ME06 (fire prevention and protection systems) workhead. As a Grade L5 contractor under the ME05 (electrical engineering) workhead, we are able to tender for public sector electrical engineering projects up to S$16 million and we endeavor to upgrade our registration to a Grade L6 contractor so that we can tender for public sector electrical engineering projects of unlimited contract value. We expect to be upgraded to a Grade L6 contractor under the ME05 (electrical engineering) workhead in 2025.

We are committed to risk management, health and safety standards and quality assurance. We have been accredited with ISO 9001:2015 (quality management), ISO 45001:2018 (occupational health and safety) (migrated from OHSAS 18001 (occupational health and safety) in October 2020) and bizSAFE Star Level certifications since 2016. Our directors confirmed that we did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, for the fiscal years ended April 30, 2023,2024 and 2025 and as of the date of this Annual Report.

The typical contract period of our electrical installation projects and A&A projects ranges from one to four years and one to twelve months, respectively, while the time required for the actual completion of the project varies significantly depending on various factors including the master construction progress of the relevant project. The following chart is a general overview of the major process of our projects:

Up to four years (excluding defect liability period)
Project identification, tender/quotation
Tender/quotation inquiry/invitation
Preliminary feasibility assessment
Quotation from subcontractors and suppliers
Submission of tender/quotation
Post-tender interview (for tenders only)
Notification of tender/quotation result
Project planning, procurement and subcontracting
Formation of project team
Finalization of design
Finalize contracts with customers
Material plan and work plan
Work with subcontractors
Purchase of raw materials
Project implementation
Quality check on raw materials delivered
Monitor progress
Regular report to customers
Work by sub-contractors
Work completion and defect liability period
Testing and commissioning
Submission of installation drawings and application for inspection and testing of equipment/system by relevant authority
Inspection by relevant authority
Certificate of completion by customer
Rectification of defects during defect liability period
Up to 18 months

Identification of business opportunities

Our projects are obtained either by tender or quotation. The vast majority of our revenue recognized during the fiscal years ended April 30, 2023,2024 and 2025 were generated from contracts obtained through invited tender from repeat customers, word of mouth referrals or contacts established from previous tenders/quotations or contracts. Other than the tender invitations sent to us, our contract department will also try to identify potential tender opportunities published on Singapore government websites (such as Singapore Government’s one-stop e-procurement portal GeBIZ, Town Council website and website of Port of Singapore Authority), and newspapers in Singapore.

Upon identifying a tender opportunity or our receipt of a tender invitation, our contract department will seek the approval of our Chief Operating Officer, or COO, before pursuing the tender opportunity or accepting/rejecting the tender invitation.

Tender Process

Tender intention inquiry/tender pre-qualification/tender invitation

Before sending us the tender invitation, our potential customers may first send us a tender intention inquiry which briefly sets out the subject matter and request us to reply if we are interested in participating in the tender. If we are interested in the project, our contract department will normally provide them with information on our organizational structure, track record in similar projects and financial standing. They may also send us invitations to pre-qualify for the tender process, in which case the invitation will normally contain the pre-qualification standards which are a set of standards for our potential customers to assess our eligibility to tender in terms of our financial, technical and organizational capability. In this case, we will submit documents (such as our work references, qualifications and financial statements, etc.) to our potential customers to demonstrate that we have the requisite licenses and qualifications as well as the financial strength to participate in the project. This tender intention inquiry or pre-qualification process generally takes one to two weeks.

If we confirm in the affirmative and our potential customer is satisfied with the information submitted by us, our potential customer would send us a tender invitation with the tender documents, which typically consist of conditions of tender, specification of the works and services required, expected duration of project and completion time, preliminary design drawings and a set of submission criteria including time, date and place of submission. We are generally required to submit a tender proposal with schedule of rates for each item of work or equipment required.

Preliminary feasibility assessment

Upon receiving the tender documents, our COO would conduct a preliminary feasibility assessment on the potential project to decide whether to proceed with preparation for the tender. The preliminary feasibility assessment will include the following: (i) determining the scale of the project in terms of contract value; (ii) reviewing the customer’s requirements, specifications and schedule of the project; (iii) determining the scope of works required; (iv) reviewing contractual risks and obligations; (v) assessing the customer’s credit profile to ascertain its ability to pay based on the proposed payment terms; (vi) reviewing all other risks, including financial, operational, cash flows and regulatory; (vii) assessing the required capital and whether we can cumulate positive cash flows after we have commenced the project for a designated period and achieve at least the minimum gross profit margin we desire; and (viii) evaluating our existing commitments, available resources and competency. Where appropriate, we will clarify any ambiguities and inconsistencies in the tender documents with the potential customer and attend the site show round.

If our COO considers the potential project commercially feasible for our Group, our contract department will include the project in the ongoing tender record list and form a tender team comprising members of our contract department and purchasing department to prepare for the tender. If the information we collected in relation to the tender does not present favorable contract conditions, they will write to the potential customer to reject the tender invitation.

Tender pricing and preparation

During tender preparation, our contract department and purchasing department will ascertain the pricing of the tender by estimating internal costing and budgetary evaluation on costs such as labor, materials and equipment, and where applicable, work with subcontractors and suppliers to obtain pricing for base price determination and to ensure that our tender bid price is competitive and realistic. Throughout the tender preparation process, our contract department will continue to maintain/develop a relationship with the potential customer to obtain budget and job intelligence and other market intelligence on competitors and forward the relevant information to the tender team for pricing refinement.

We adopt a cost estimate plus mark-up pricing model for pricing our tenders. Contracts with our major customers are generally at notional contract sums where the work performed will be measured and valued against agreed rates for progress and/or final payment. As such, when deciding on our tender price, we also make reference to price trends of equipment and materials, trends in the labor market, previous tender records and awarded tender price of previous similar jobs on top of getting quotations from subcontractors and material suppliers. After we have determined the estimated costs (which will include the costs of equipment, materials, subcontractors, labor, preliminary drawings, professional engineering, safety and environmental measures, testing, scaffolding, boom lift or area platform and insurance cost), we add on our desired profit margin before we propose a tender price.

Tender submission and post-tender interview

Once the base price is determined, the completed tender documents will be submitted to our COO for review before they are sent to our CEO for final approval. Once the final bid price has been signed off by our CEO, our contract department will submit the completed tender documents based on the final bid price to the potential customer. The period from our receipt of tender documents to submission of tender proposal to potential customer is generally about four to eight weeks.

After the tender cut-off date, the potential customer will review all submitted tender proposals and then arrange interviews with the short-listed candidates. Our contract department will follow up with all necessary requirements to increase the possibility of a successful tender, including attending tender interviews, giving presentations and explaining our bid, responding to queries, discussion on price and/or contract terms and if required, amending our submitted drawings and revising our tender price. Our contract department will also provide management updates throughout the tender process.

Quotation

For small scale projects and simple works, our customers may request for quotations from us directly and engage us as their main contractors if our quotations are acceptable to them. In these cases, our contract department will be responsible for the preparation of the quotation and the review process will be similar to those for tenders described above. As there are usually fewer formalities involved with a quotation, the period from our receipt of quotation documents to submission of quotation to potential customer is generally about 30 days.

Award of contract

The period for an invitation to tender to become an award contract is generally three to six months. During the fiscal years ended April 30, 2023, 2024 and 2025, our tender success rate was approximately 60.0%, 70.0% and 70%, respectively . In cases where we are unsuccessful with the tender, the contract department will prepare an evaluation report for our COO to review and determine the areas which we need to improve on to increase our competitiveness.

The award of contract normally comes in the form of a letter of award or letter of intent setting out basic details of the project, including scope of work awarded and notional contract sum, which has to be countersigned by us. The award of tender would be legally binding on the parties after we have counter-signed the letter of award or letter of intent. After that, the parties would typically proceed to negotiate a formal contract with the following terms:

Location	The location(s) of the project site(s) at which we should carry out the project work.

Duration	The period during which we shall carry out the project, which may be extended from time to time pursuant to the terms of the contracts. The duration of the project will depend on the scale and complexity of the specific project.

Nature and scope of contracted works	Specification of the electrical systems covered, the types of installation or A&A works to be carried out and the areas/facilities that require such works.

Notional contract sum	The notional contract sum of a project, subject to any variation orders requested by our customers from time to time.

Progress payment	We generally receive monthly payments from our customers based on the amount of works completed. We normally provide our customers with a written invoice specifying the amount of works completed and the corresponding values of the completed works based on the agreed schedule of rates. Our customers will then assess and verify the amount of completed works, and then issue a certificate approving the amount of works eligible for payments.

Schedule of rates	Specifications of the contracted works together with the quantity, the unit price and the total price of each item of the contracted works.

Retention money	A portion of progress payment is withheld by our customers for securing our due performance of the contract. The retention money for each project normally ranges from 5.0% to 10.0% of the value of works conducted by us, subject to a maximum retention of 5.0% of the notional contract sum. Generally, half of the retention money will be released upon the issuance of a certificate of practical completion of the contracted works by our customer. The remaining portion of the retention money will be released upon the expiry of the defect liability period as specified in a contract, or upon the rectification of defects or imperfections discovered in relation to our works, whichever is later.

Variation orders	We shall complete contracted works varied in the form, character, quality or quantity as may be instructed by our customers in writing, and be valued at the same unit rate of similar work set out in the schedule of rates in the original contract.

Performance bonds

Whether we need to take out a performance bond to be issued by a bank or insurance company equal to 5.0% to 10.0% of the notional contract sum to secure our Group’s due performance of the contract is subject to negotiation. Our largest customer, which accounted for approximately 70.4%, 52.2% and 30.6% of our revenue during the fiscal years ended April 30, 2023, 2024 and 2025, respectively, generally waive the requirement of performance bonds as we have established rapport with them.

Liquidated damages	If completion of a project is delayed due to our fault, we may, subject to the rights for time extension, be required to pay liquidated damages during the period in which the project works remain incomplete, typically a fixed sum per day or calculated based on certain damages formula stipulated in the contract, subject to a maximum amount equal to 10.0% of the total contract sum.

Defect liability period	A period during which we remain responsible for, at our own expense, rectifying any defects or imperfections discovered in relation to our installation or A&A works done. A defect liability period is generally 12 to 18 months from the date of completion of the project.

Project implementation

Formation of project team and handing over

After we have been formally awarded with the contract, the tender team in charge of the tender will hand over the project to a designated project team comprising members of the various divisions of our project management department. The project team is typically led by a project manager and supported by an assistant project manager, one or more project engineers depending on the scale of the project, a project supervisor, a project quantity surveyor, a contract administrator, a purchasing administrator and a safety officer and their main responsibilities are as follows:

☐	project manager — mainly responsible for the preliminary design of electrical infrastructures and ensuring that the project is completed on time based on the needs of our customer and within budget, including the budgeting, organization, implementation and scheduling of the project, as well as dealing with the internal and external stakeholders of the project (such as attending technical meeting with customer and their consultants, dealing with subcontractors, submitting monthly progress claim to customer and following up on payment certification), inspection of materials, bulk material testing, site work inspections and the preparation of non-conformance report, internal auditing and internal corrective action;

☐	assistant project manager — mainly responsible for assisting the project manager in his duties, such as attending weekly meeting with customer, making daily and monthly site progress report to the project manager, and coordinating with drafters on the preparation of construction drawings and as-built drawings;

☐	project engineer(s) — mainly responsible for managing the project budget, schedule, personnel and technical activities to ensure project accuracy, quality and safety, such as ensuring our site planning, project schedule and material ordering/delivery schedule are in accordance with our customer’s latest master program and conducting daily site inspection on completed installation works to ensure they are properly done;

☐	project supervisor — mainly responsible for (i) supervising and monitoring the overall workforce and work progress on site to ensure compliance with our customer’s latest master program and report work progress on site to the project engineer(s); (ii) supervising workmanship and quality on site during daily site inspections; (iii) receiving materials delivered to site and controlling the safekeeping and use of materials onsite; and (iv) coordinating with our safety officer to implement our integrated quality environmental, health and safety management system which was developed with reference to ISO9001 (quality management) and ISO45001 (occupational health and safety);

☐	project quantity surveyor — mainly responsible for material takeoff estimates for the project, dealing with subcontractors and material suppliers and ensuring that their quotations are in compliance with all requirements;

☐	contract administrator – mainly responsible for the preparation of building contracts, progress claims, payment certificates and other documentation relating to our subcontractors as well as monitoring the monthly progress claims submitted to customers and the monthly progress claims from subcontractors;

☐	purchasing administrator – mainly responsible for the purchase of materials within project budget, including identifying new suppliers, sourcing, negotiating pricing and coordinating delivery of materials with suppliers, issuing purchase orders and ensuring the on-time delivery of materials; and

☐	safety officer — mainly responsible for developing and supervising the implementation of site safety and environmental measures according to statutory requirements and our integrated quality environmental, health and safety management system, risk management and control, carrying out site safety and environmental inspection, carrying out investigations on any accidents, promotes site safety and environmental awareness and evaluating our statutory compliance on site, including conducting weekly and monthly toolbox meetings with project supervisors and general workers onsite to discuss project specific safety matters, such as safe work practices and worksite risks.

The handover to the designated project team is normally done over two kick-off meetings. The first kick-off meeting, which is normally held within a few days after the award of project, will be attended by the tender team and the designated project team under the supervision of the CEO and the COO. In this meeting, the tender team will hand over the relevant documents to the designated project team and brief them on the scope of work required, construction phases, contract period, budget and cost structure and any other special requirements of the project.

The second kick-off meeting, which is normally held within two weeks after the first kick-off meeting, will be attended by members of the designated project team and representatives from the purchasing department, the accounts and administration department and the contract department, under the supervision of the CEO and the COO. In this meeting, the designated project team will perform value engineering to identify ways to achieve the project scope at the lowest possible costs. After that, our contract department will enter details of the project into our enterprise resource planning system, which set down the approval required for different types of project expenses and the system for budget control and facilitate us to track real-time project costs.

Preparation of work plan

After the second kick-off meeting, the designated project team will evaluate and confirm the feasibility and profitability of the project, and achieve a common understanding on the project scope and estimated profit. They will also review and fine tune the electrical system design and project specifications received from our customer and formulate detailed electrical system installation design and work programs that include working drawings and detailed particulars of materials and/or equipment to be used in the project and submit the same to our customer or its consultant team for approval. Our project team will also prepare and submit a master program for the project setting out key milestone dates (e.g. commencement date and date of practical completion) to our customer or its consultant team for approval. The master program is reviewed and updated regularly during project implementation.

Procurement

Our purchasing department is in charge of procurement for project execution, and they are also responsible for budget and supplier management to ensure that the project will meet contract specifications and schedule within the limit of the agreed budget.

We are responsible for completing material and/or equipment planning at the commencement of a project to ensure the materials and/or equipment are delivered ahead of time and material expenditure and wastage are under control. Our material plan generally includes details of the material suppliers and total quantities required. Our major raw materials are electrical wiring and equipment/systems (such as generators, high and low tension systems, switchboards, transformers, capacitor banks, fire alarms and electric vehicle chargers).

In general, we order materials and/or equipment from our suppliers in advance based on each project’s schedule and confirm the order at least five working days prior to delivery. Our project team would coordinate with our suppliers to deliver the raw materials purchased to the worksite directly. Our project manager would inspect the materials and/or equipment delivered onsite together with our project engineer. We generally negotiate a two to five year warranty period from our suppliers for generators, switchboards, security equipment, fire stopping materials, LED drivers for lighting and cabling to match the defect liability period in our contract with our customers.

Subcontracting

As we generally act as the main electrical contractor in a construction project, we typically work with subcontractors for flexible manpower management and to minimize our fixed costs of employing a large labor force. Depending on the scale of the project, the availability of our resources at the material time and the labor-intensiveness of the work involved, it may be more cost effective for us to delegate part of the labor-intensive installation work to suitable subcontractors. Our subcontractors are neither our employees nor agents and they are responsible for paying their own labor costs incurred from providing the necessary manpower for the subcontracted works.

Under the main contract with our customer, we are liable to pay the cost of our subcontractors and we are generally liable to our customers for the acts, defaults or neglects of our subcontractors. As such, we closely monitor the performance of our subcontractors to ensure that their site work progresses according to schedule and will meet our customers’ quality and safety standards as well as the applicable local laws and regulations.

Selection of subcontractors and material suppliers

Our purchasing department maintains and regularly review and update a list of qualified subcontractors and material suppliers that meet our stringent requirements, including their track record, their ability to meet our design, quality and/or safety specifications and our time schedule for supply of services and materials as well as the competitiveness of its pricing. As of April 30, 2025, there were 13 qualified subcontractors and 50 qualified suppliers on the list and we select subcontractors and suppliers for our projects from this list unless there are other subcontractors and suppliers recommended by our customers. In general, our purchasing department would obtain quotations from at least three subcontractors or suppliers (as the case may be) and prepare a cost comparison table for our COO to approve.

Taking out performance bonds and insurance

Approximately one-third of our projects during the fiscal years ended April 30, 2023, 2024 and 2025 required us to provide performance bonds issued by a bank or insurance company backed by cash or other collaterals and/or guarantees in favor of our customers to secure our performance under contracts, which is common in our industry. The amount of the performance bond required for each project is typically 10.0% of the notional contract sum for such project. Our performance bonds normally expire or are released upon completion of the projects or as otherwise specified in the contracts.

As we generally act as the main electrical contractor in a construction project, the main contractor’s insurance policies will normally cover us and our subcontractors for the electrical project work we conduct for them, and we normally just have to take out insurance policies to cover the exclusions and excesses which we are required to pay under the insurance policies of the main contractor. In cases where we are the main contractor, we will normally be required to take out contractor’s all risks, work injury compensation and public liability insurance to comply with the applicable laws and regulations and the requirements under the contracts to cover ourselves as well as our subcontractors.

Project execution process

The project team conducts regular meetings with subcontractors to ensure that site work progresses according to schedule. Daily site inspections (including visual inspections and measurements) are conducted to ensure that works are carried out according to proper procedures. Site safety and construction quality are our critical focus areas, and hence our project manager closely monitor work sites during the project execution process and we also engage independent licensed engineer to inspect our electrical works at different stages of the project. In particular, we provide personal protective equipment such as helmets, safety boots, safety goggles, ear plugs and safety harness to our employees, and to ensure their proper usage of such personal protective equipment. We also ensure our subcontractors will do the same for their employees.

The project manager conducts regular project reviews with our COO who is generally responsible for supervising project implementation. Our COO together with the project manager will present and review project status with our CEO on a monthly basis. In terms of the financial management of the project, our chief financial officer, or CFO, will prepare six-month cash flow forecasts for the project on a bi-monthly basis and will also review the financial report and forecast results of the project with our CEO and COO on a monthly basis. Apart from internal reporting, the project manager will also report project status to our customer from time to time.

We have adopted ISO 9001:2015 (quality management) and ISO 450001:2018 (occupational health and safety) management systems to ensure that the works undertaken by our subcontractors are delivered on schedule and conform with our customers’ standards as well as the applicable laws and regulations and safety requirements imposed by the relevant government authorities.

Progress payment, retention money and certification

We generally do not receive any deposit or advance payment from our customers. We normally receive progress payment from customers on a monthly basis with reference to the value of works done. Generally, we submit payment applications on a monthly basis to our customers based on our internal assessment of work progress and quantity of works completed and an estimation of subcontracting costs likely to be incurred, which has to be certified by our customer’s authorized persons, such as the consulting quantity surveyors employed by our customers. Upon receiving our payment application, the authorized person of the project will examine the portion of work completed and issue a payment certificate after the examination, which normally takes about four to six weeks from the date of the payment application. We will then proceed with billing the customer with the payment certificate received. Our customer will, upon receiving our invoice, make payment to us based on the certified amount less any retention money (where applicable). In general, such payment is made within 35 days from the date of the presentation of our invoice to our customer.

In most contracts with our customers, our customers have the right to hold up a portion, typically 10.0% of each progress payment, until a specified percentage of the notional contract sum is reached and such sum of money is known as retention money. The retention money for each project is generally 5.0% of the notional contract sum, the first half of which is usually released upon the issue of the certificate of practical completion and the remaining portion is usually released after the expiry of the defect liability period.

Variation orders

Our customers generally have the right to order variations during the course of the project pursuant to the relevant contract terms. Variation orders may include: (i) additions, omissions, substitutions, alterations, changes in quality, form, character, kind, position or dimension; and (ii) changes to any sequence, method or timing of works, which may result in additional works or amendment to the drawings. The rates for the works under such variation orders will follow the schedule of rates as provided in the relevant contracts or the fair value of work, day rates or estimated cost and profit agreed between our customer and ourselves. In general, after receiving a variation order from our customer describing the detailed works to be carried out as a result of such variation order, we make an estimation of the costs likely to be involved and where appropriate, obtain quotations from our subcontractors and suppliers, before we prepare and submit a proposed rate for such variation order to our customer for approval. The amount of the variation order will be added to or deducted from the notional contract sum specified in the main contract. The variation order will be deemed to be part of the main contract and we apply for progress payments for such variation order during the course of the project as provided in the main contract.

Duration

Our customers typically fix an expected project duration at the tender stage. During the fiscal years ended April 30, 2023, 2024 and 2025, the duration of our electrical installation projects and A&A projects from commencement to practical completion ranges from one to four years and one to twelve months, respectively. If we are aware of any circumstances which may prolong the duration, we advise our customers on ways to mitigate any impact from the extra time and cost involved. If the progress of the works is likely to be delayed due to variation orders or certain unforeseen situations such as inclement weather on the site, we discuss with our customers in estimating the length of the delay and agreeing to a fair and reasonable extension of time for completion.

Testing and commissioning

Before completion of a project, we will finalize and prepare as-built drawing submission. After that, our project manager will ensure that all specified inspections, testing and commissioning have been carried out and that the relevant data meets our customers’ specifications as well as local regulatory requirements. We will also conduct relevant quality and safety tests during the testing and commissioning stage in accordance with our ISO 9001 manual before completion and handover to our customers. In the event that the test results do not meet the requirements specified in the contract or regulatory standards, rectification works and/or re-commissioning works will be carried out until all such requirements are met. After completion of testing and commissioning, we will compile the testing report and operational maintenance manual for submission to our customer.

Project completion and post completion

Work completion

When a project is completed, we would submit the electrical system installation drawings to the relevant government departments for inspection and testing of the relevant system if required under local laws and regulations. For instance, (i) all building electrical system installed in accordance with the approved plans by Singapore Civil Defence Force are required to be inspected, tested and endorsed by registered inspectors under the Fire Safety Act 1993; (ii) fibre readiness certification, or FRC, is a pre-requisite for all property developers or owners intending to acquire the Temporary Occupation Permit for a new property and the communication network installed in the building have to be inspected and tested by Netlink Trust before a FRC will be issued; and (iii) to apply for electrical connection for a new electrical installation, a licensed electrical worker, or LEW, has to issue a certificate of compliance and a certificate of readiness on the installation before the installation would be first energized by SP Group, and SP Group will issue a Statement of Turn-On of Electricity immediately after the successful first energization of the service connection. After the successful testing of the electrical system (where applicable), the completed works would be officially handed over to our customers. Our customer’s consultant team will conduct inspection to check whether the works are satisfactorily completed, and if they are satisfied, the authorized person of the project will issue the certificate of practical completion of the project to us certifying that the project is substantially completed and is approved for handover. Upon the issue of such certificate, half of the retention money is usually released to us and the performance bond, if any, is normally also released.

Defects liability period

Our customers normally specify a defect liability period in the contract, during which we are responsible to rectify defects identified in the electrical systems we installed at our cost. During the fiscal years ended April 30, 2023, 2024 and 2025, the defect liability period of our projects typically lasted for 12 to 18 months after the issue of the certificate of practical completion. Generally, we require a back-to-back defect liability period from our subcontractors for risk management purposes so that our subcontractors are generally responsible for rectifying the defects in their works or materials procured at their costs. Upon the expiry of the defect liability period, the other half of the retention money will be released to us.

Warranty period

Some of our customers may require a warranty period for generators, switchboards, security equipment, fire stopping materials, LED drivers for lighting and cabling after practical completion during which we are responsible to make good all defects, damages or other faults arising from the choice of materials and the performance of the works which are our responsibilities under the relevant project contracts. The warranty period is generally a period of two to five years after the issue of the certificate of practical completion. Generally, we require a back-to-back warranty period from our subcontractors and suppliers for risk management purposes so that they are generally responsible for rectifying the defects in their works or repairing and replacing the defective materials/equipment supplied (as the case may be) at their costs.

During the fiscal years ended April 30, 2023. 2024 and 2025, we have not experienced any material claim by our customers in respect of our works or any request by our customers for rectifying material defects of our works. There was also no material delay in our project works which resulted in our customers calling any performance bonds which we have taken out in favor of our customers or demanding for any material liquidated damages from us.

Business Strategies

Having already established and developed a stable relationship with our major customers and gained the technical know-how, experience and reputation as an integrated one-stop electrical installation services provider in Singapore during our over 12 years of operations, we plan to build on our competitive strengths to (i) expand our scale of business and workforce and further strengthen our market position in the electrical engineering sector of the construction industry in Singapore as well as to engage in local and overseas expansion; (ii) continue to upgrade our capabilities, develop competencies in the identification of leads and potential projects ahead of time, and emphasize and maintain standards of project implementation; and (iii) adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

Competitive Landscape of the Electrical Engineering Sector of the Construction Industry in Singapore

The electrical engineering sector of the construction industry in Singapore is competitive and relatively fragmented. As of April 30, 2025, there were over 2,200 contractors registered with the BCA under the ME05 (electrical engineering) workhead, of which only approximately 6.4% and 4.5% were of Grade L5 and Grade L6, respectively. Apart from competition from local contractors, there is also competition from many large international players mainly from China and India. The industry players in Singapore generally compete with each other on market position, industry reputation, track record, relationship with project owners, main contractors and industry professionals (such as project managers) and financial standing

Business Objectives and Strategies

We aim to deliver our services in a timely, reliable and cost-efficient manner, with integrity and good workmanship to meet customers, safety and regulatory requirements. Our business objective is to achieve sustainable growth in our business, create long-term shareholders’ value and strengthen our market position in the electrical engineering sector of the construction industry in Singapore. We intend to achieve this by implementing the following business strategies:

Further strengthen our market position in the electrical engineering sector of the construction industry in Singapore

We plan to further strengthen our market position in the electrical engineering sector of the construction industry in Singapore by expanding our scope of services to include maintenance, repair and inspection of the electrical systems that we have installed or installed by other third parties. As we have a proven track record in electrical installation and have a number of recurring customers, we are well-placed to expand into this area. In order to equip ourselves to provide timely and efficient maintenance, repair and inspection services to our customers, we plan to recruit more qualified personnel and stock up spare parts for the common electrical systems in the market.

Upgrade registration as a grade L6 contractor under the ME-05 (electrical engineering) workhead

We are currently registered as a Grade L5 contractor under the ME-05 (electrical engineering) workhead which enables us to undertake public sector projects up to S$16 million in value for each project. We endeavor to upgrade our registration as a Grade L6 contractor under the ME-05 (electrical engineering) workhead which will enable us to undertake public sector projects of unlimited contract value. We target to satisfy all the financial, management & development and track record requirements for a Grade L6 contractor under the ME-05 (electrical engineering) workhead by end of 2025, and we are working towards meeting the technical personnel requirement. The Company expects to be upgraded to Grade L6 in 2025 at which time we will be able to take up larger scale electrical installation projects.

Enhance and/or expand our workforce and facilities to keep up with our business expansion

For our expansion, we intend to expand and enhance our workforce, in terms of both the staff strength and staff skills. We intend to increase the number of professional staff and workers, including engineers that have the qualifications required by the BCA for grading our registration as a Grade L6 contractor under the ME-05 (electrical engineering) workhead and/or facilitating us to provide maintenance services, office staff, site staff and project management staff, and enhance our staff skills by providing opportunities for them to attend courses. We will also review our remuneration packages to ensure they are sufficiently attractive to acquire and retain a talented workforce. To support a larger workforce, we intend to move to a bigger head office to provide for more office area and additional physical storage facilities to house inventory of equipment and spare parts as we plan to take on maintenance work in the future. As over 80.0% of our workforce as of April 30, 2024 were foreign workers, we also plan to rent a bigger dormitory near our head office to house our foreign workers, and to purchase a few more vehicles to cater for a larger workforce.

Overseas expansion

We believe that population and economic growth, urbanization trends and development of tourism among major cities in emerging countries will help drive the demand for building and construction. We plan to leverage our experience and proven track record in electrical installation to pursue opportunities in these emerging countries, such as Malaysia and Cambodia. Before we venture into any new market, we plan to approach Enterprise Singapore (which typically has overseas center(s) or a regional director overseeing that country) for assistance with advisory services, market information and business matching with respect to the country in which we plan to set up an office and/or tender a project. We will also approach our principal bankers to check if they have any presence in such country and our contacts in the industry (such as main contractors) to learn about their first-hand experience in such country. Our directors will consider (i) the results of our due diligence; (ii) the level of political risk, foreign exchange risk and payment risk involved; (iii) the availability and cost of local skilled workers, subcontractors, materials and finance; (iv) the ease of shipping materials to the market and the import duties involved; (v) the potential of the market; and (vi) any support from the local government, before making a final decision on whether it is in the best interests of our Group to venture into such new market.

Expand our business through acquisitions, joint ventures and/or strategic alliances

Although we have no definitive plans in place to do so, apart from expanding our business through organic growth, we also plan to expand our business through acquisitions, joint ventures and/or strategic alliances as this will be the most effective and time-efficient way for us to increase our market penetration and expand our customer base. Moreover, we can also achieve cost savings through economies of scale by having a larger operation because the same level of overhead such as human resources, administration and marketing can be utilized by more business units and these in turn will improve our profitability.

While implementing the above strategies and business plans, we will adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

Real Property

We currently operate in our self-owned property at 27 Woodlands Industrial Park E1, #03-15 Hiangkie Industrial Building, Singapore 757718 with gross floor area of approximately 3,983 square feet. This property is used as our head office.

As we employ a lot of overseas workers, there are 2 one-year dormitory leases at fixed monthly rental as at April 30, 2025 for eight units with 48 beds at 11A Jalan Tukang, Singapore 619267 as the dormitory for our overseas workers.

Business Development

Our directors believe that our ability to retain customers is attributed to our technical expertise, track record, professional reputation and good working relationship with our customers. As such, instead of diverting our resources on advertising and promotion, we focus on establishing rapport with our customers by maintaining the quality of our services, striving to upkeep and/or upgrade our qualifications and licenses required to carry out our electrical installation services as well as maintaining our professional reputation in the industry. Our management and contract department are generally responsible for fostering, building and maintaining our relationships with customers, and keeping abreast of market developments and potential business opportunities.

Contracts and Pricing Model

The vast majority of our revenue recognized during the fiscal years ended April 30, 2023, 2024 and 2025 were generated from contracts obtained through invited tender from repeat customers. During the fiscal years ended April 30, 2023, 2024 and 2025, our tender success rate was approximately 60.0%, 70.0% and 70%, respectively.  Depending on the relevant contract terms, (i) we generally receive progress payments from customers within 35 days after we present our invoices (which are issued after our receipt of the relevant payment certificates) to them; (ii) our customers typically have the right to hold retention money of 5.0% of the notional contract sum (the first half of which is usually released upon the issue of the certificate of practical completion and the remaining portion is usually released after the expiry of the defect liability period, typically a period of 12 to 18 months after the issue of the certificate of practical completion); and (iii) approximately one-third of our projects during the fiscal years ended April 30, 2023,2024 and 2025 required us to provide performance bonds at 5.0% to 10.0% of the notional contract sum issued by a bank or insurance company backed by cash or other collateral and/or guarantees in favor of our customers to secure our performance under the contracts with our customers. We adopt a cost estimate plus mark-up pricing model for pricing our tenders and quotations. All contracts with our customers are at notional contract sums where the work performed will be measured and valued against agreed rates for progress and/or final payment.

We typically pay the start-up costs, such as project insurance fees, costs of equipment and materials and subcontracting fees for certain start-up works, in advance of payment from our customers during the first three to six months following the commencement of a project. Apart from the start-up costs, we might be required to provide performance bonds backed by cash or other collateral and/or guarantees in favor of our customers for an amount equal to 5.0% to 10.0% of the notional contract sum. While we typically have to pay the start-up costs and the cash collateral required to secure performance bond during the first three to six months following the commencement of a project, our customers typically make progress payments on a monthly basis pursuant to contract with reference to the certified work done and with limited or no advance payment. This could result in a cash flow mismatch. We generally manage the cash flow mismatch by closely monitoring our capital and cash positions, closely managing our progress billings and the use of available banking facilities. In terms of management of projects, our project managers conduct regular project reviews with our COO who is responsible for supervising our projects. Our COO together with our project managers generally present and review project status with our CEO on a monthly basis. In terms of financial management of projects, our CFO prepares six-month cash flow forecasts for our projects on a bi-monthly basis and he reviews the financial report and forecast results of our projects with our CEO and COO on a monthly basis.

Customers

Our major customers include a number of reputable main contractors as well as some property developers or operators in Singapore. Consistent with market practice, our customers award contracts to us on a project-by-project basis that are non-recurring in nature. We have not entered into any long-term contract with any of our customers. During the fiscal years ended April 30, 2023, 2024 and 2025, our five largest customers accounted for approximately 87.9%, 85.5% and 76.7% of our revenue, respectively, and our largest customer accounted for approximately 70.4%, 52.2% and 30.6% of our revenue, respectively.

Vendors

Our major vendors include subcontractors and suppliers of materials and equipment. We delegate part of the labor-intensive installation work to suitable subcontractors for flexible manpower management and to minimize our fixed costs of employing a large labor force. We also purchase electrical equipment and certain materials such as electrical wiring to facilitate our own project works. During the fiscal years ended April 30, 2023, 2024, and 2025 we did not enter into any long-term contracts with our subcontractors and suppliers. During the fiscal years ended April 30, 2023, 2024 and 2025, purchases attributed to our five largest vendors accounted for approximately 30.8%, 61.8% and 37.3% of our total purchases, respectively, and purchases attributed to our largest vendor accounted for approximately 8.6%, 20.9% and 12.9% of our total purchases, respectively. Our vendors generally give us a 60-day credit period.

Employees

As of the date of this Annual Report, we employed a total of 65 employees, all of which were based in Singapore and over 80.0% of them were foreign employees, mainly from India and to a lesser extent, Myanmar, the Philippines and Malaysia. The following table shows the allocation of our employees by function as of the date of this Annual Report:

Management	7
Project:
Contract	3
Project management	46
Drafting	4
Purchasing	1
Safety	3
Accounts and administration	3
Total:	65

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good, and to date, we have not experienced any significant labor disputes.

Intellectual Property

We have been providing our electrical installation services under the brand name of “BNL” and conducting A&A works under the brand name “Herlin”. At the date hereof, we had applied for the registration of the following trademark:

in Singapore and we had registered the domain name www.bnlengrg.com.

Insurance

We maintain property and equipment insurance policies covering our facilities and equipment in accordance with customary industry practice. We carry contractor public liability, occupational injury and medical insurance for our employees in compliance with applicable regulations. We do not carry general business interruption insurance. We have purchased two key man life insurance policies naming Mr. Lim (CEO) as the insured life to protect the Group and subsidiaries from potential financial impact associated with the loss of Mr. Lim’s services, although such policies may be insufficient to cover us for the damage resulting from any such loss. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and the industry practices in Singapore and the markets which we may operate in the future.

Litigation and Other Legal Proceedings

At the date of this Annual Report, we are not party to any claim, litigation or arbitration of material importance and there was no claim, litigation or arbitration of material importance known to our directors to be pending or threatened against us which could have a material adverse effect on our business, results of operations or financial conditions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3 to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

As used in this Report, references to “Company,” “we,” “us,” and “our” refer to Magnitude International Ltd and its consolidated subsidiaries, unless the context requires otherwise.

This discussion is intended to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, how operating results affect our financial condition and results of our operations of the Company as a whole, and how certain accounting principles and estimates affect our financial statements.

Overview

We are a mechanical and electrical engineering service provider that specializes in electrical works in Singapore and we have participated in numerous private and public sectors green field and brown field projects, mainly involving residential or mixed development type properties. We were founded in 2012 by Mr. Lim, our Chief Executive Officer. Our Executive Officers, including Mr. Lim, Mr. Sam, Mr. Sim Zhong Min, or Mr. Sim, and Mr. Loh Tuck Wei, or Mr. Loh, have over 31, 23, 19 and 27 of experience in the field, respectively. As of April 30, 2025, we were equipped with a fleet of 1 vehicle and a staff over 64.

For the financial year ended April 30, 2023, our net revenue amounted to S$21,861,160 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$21,022,421 and S$838,739, respectively.

For the financial year ended April 30, 2024, our net revenue amounted to S$24,201,834 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$22,766,161 and S$1,435,673, respectively.

For the financial year ended April 30, 2025, our net revenue amounted to S$15,358,387 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$11,902,567 and S$3,455,820, respectively.

Our net profit after income tax amounted to S$783,735, S$2,007,469 and S$42,980 for the financial years ended April 30, 2023, 2024 and 2025, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this Annual Report and those set out below.

●	Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 87.9%, 85.5% and 76.7% of our revenue for the financial years ended April 30, 2023, 2024 and 2025, respectively. Sales to our largest customer amounted to S$12,637,595 and S$4,697,422 for the financial year ended April 30, 2024 and 2025 respectively, representing approximately 52.2% and 30.6% of our revenue respectively. Our sales are significantly affected by the demands of our largest customer which are largely influenced by the overall costs to complete the project on time, without comprising on the quality of works.

●	Stiff competition in the market – The mechanical and electrical works industry in Singapore is highly regulated with strict safety standards, and companies are expected to have a strong track record of delivering high-quality projects. There are 2,200 contractors registered with the BCA under the ME05 (Electrical Engineering) (of which 27 are of Grade L3 and 144 are of Grade L5), similar to the operating subsidiaries of the Group. The industry players generally will compete against each other on market position, industry reputation, track record, financial standing and relationship with main-contractors and project owners. Some competitors have more manpower and resources, more qualifications that entitle them to provide a wider scope of building solution services, longer operating histories, more financial strength, stronger relationships with clients and owners and more established brand names and market recognition than us. When we price our quotations/tenders or fix price contracts with our clients and owners, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations.

●	Fluctuations in the cost of sales – Material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses form the bulk of our cost of sales, representing 87.9%, 84.1% and 83.6% of our total revenue for the financial years ended April 30, 2023, 2024 and 2025 respectively. Specifically, the costs at which we can complete our project contracts are determined mainly by the demand and supply of the raw material – copper used in cables, and labor markets and the manpower regulations in this industry. Fluctuations in the price, availability, quality, costs of labor and professional services will impact the completion of the project contracts and ultimately in the overall projects margins. We may not be able to pass all or any of these higher costs on to our customers, as such, these fluctuations could have a material adverse effect on our profitability.

●	Delay in completion of long-term projects – Completion of long-term projects can be delayed due to reasons such as poor planning and inefficient execution by the project team. Delay may result in cost overrun due to extended labor expenses, prolonged equipment rentals, increased administrative overhead, and fluctuations in costs. The cost overrun will result in the actual cost of the project to exceed the initially budgeted estimates used to bid on project during the tender process.

●	Labor shortages – Our business is highly dependent on foreign workers, as the local construction labor force is of limited supply and very costly. As of April 30, 2024 and 2025, over 80% of our workforce was made up of foreign employees (including site workers and office employees) for both years. Any shortage in the supply of foreign workers, increase in foreign worker levies or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is regulated under the strict policies and restrictions imposed by the Ministry of Manpower. See “Regulatory Overview - Environmental and employment laws and regulations.”

●	Inflation risk – Inflationary factors including increased costs associated with higher material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses could have a material adverse effect on our operating results. A high rate of inflation in future may impair our ability to maintain current levels of gross and net profitability margins and operating expenses as a percentage of sales revenue if the revenues do not correspondingly increase with such increased costs.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Results of Operations

Comparison for the Financial Years Ended April 30, 2023, 2024 and 2025

The following table sets forth a summary of our consolidated results of operations for the periods indicated:

	Financial Years Ended April 30,
	2023	2024	2025
	S$	S$	S$

Revenue	21,861,160	24,201,834	15,358,387
Cost of sales	(19,207,791)	(20,363,812)	(12,984,181)
Gross profit	2,653,369	3,838,022	2,374,206

Distribution costs	(147,042)	(136,937)	(88,620)
Administrative expenses	(1,543,215)	(1,568,925)	(2,209,636)
Impairment loss on financial assets	(172,821)	(89,367)	(5,087)
	(1,863,078)	(1,795,229)	(2,303,343)

Income from operations	790,291	2,042,793	70,863

Other income (expense)
Finance costs	(47,363)	(68,167)	(90,715)
Other income	78,338	49,872	44,781
Other expenses	-	(1,176)	-
	30,975	(19,471)	(45,934)
Profit before income tax expense	821,266	2,023,322	24,929
Income tax expense	(37,531)	(15,853)	18,051
Profit for the year	783,735	2,007,469	42,980

Revenue

As set forth in the following table, during the financial years ended April 30, 2023, 2024 and 2025, our revenue was derived from green and brown field projects and ad-hoc services in Singapore:

	Financial Years Ended April 30
	2023		2024		2025
	S$	%	S$	%	S$	%

Greenfield and brownfield projects	21,022,421	96.2%	22,766,161	94.1%	11,902,567	77.5%
Ad-hoc services*	838,739	3.8%	1,435,673	5.9%	3,455,820	22.5%
Total	21,861,160	100.0%	24,201,834	100.0%	15,358,387	100.0%

* Non-project works and services is comprised of revenue from service fees, labor cost charged, rental of machinery and equipment, transport costs incurred, maintenance works charged, among other things.

Our total revenue increased by S$2,340,674 or approximately 10.7% to S$24,201,834 for the twelve months ended April 30, 2024 from S$21,861,160 for the 12 months ended April 30, 2023. Such increase was mainly attributable to more projects being completed during the financial year April 30, 2024 as compared to the financial year April 30, 2023.

Our total revenue decreased by S$8,843,447 or approximately 36.5% to S$15,358,387 for the twelve months ended April 30, 2025 from S$24,201,834 for the 12 months ended April 30, 2024. Such decrease was mainly attributable to less projects being completed during the financial year April 30, 2025 as compared to the financial year April 30, 2024.

The table set with shows the list of top 5 customers for April 30, 2024 and 2025.

S/No	Top 5 Customers	April 30, 2024	April 30, 2025	April 30, 2025
		SGD	SGD	USD
1	Customer A	12,637,595	4,697,422	3,598,454
2	Customer B	1,500,712	2,676,037	2,049,975
3	Customer C	-	2,302,648	1,763,941
4	Customer D	-	1,135,461	869,818
5	Customer E	-	975,132	746,999
6	Customer F	4,759,149	-	-
7	Customer G	898,163	-	-
8	Customer H	886,582	-	-
9	Others	3,519,633	3,571,687	2,736,086
	Total	24,201,834	15,358,387	11,765,273

Our net profit after income tax was S$783,735, S$2,007,469 and S$42,980 for the twelve months ended April 30, 2023, 2024 and 2025, respectively. The decrease in net profit for the twelve months ended April 30, 2025 was mainly attributable to lesser projects completed during the financial year.

For the twelve months ended April 30, 2023, we did not have any public sector projects and for the twelve months ended April 30, 2024, approximately 2.5% of our total revenue was generated from projects derived from public sector. As at April 30, 2025, approximately 23.3% of our total revenue was generated from projects derived from public sector.

For the financial years ended April 30, 2023 and 2024, our revenue generated from projects derived from private sectors accounted for approximately 95.7% and 92.0% of our total revenue and our revenue generated from non-projects works and services accounted for approximately 4.3% and 5.5% of our total revenue, respectively. As at April 30, 2025, approximately 54.4% of our total revenue was generated from projects derived from public sector and our revenue generated from non-projects works and services accounted for approximately 22.3% of our total revenue.

Cost of Sales

During the twelve months ended April 30, 2023 and 2024, our Group’s cost of sales increased by S$1,156,021 or approximately 6.0% to S$20,363,812 for the twelve months ended April 30, 2024 from S$19,207,791 for the twelve months ended April 30, 2023. The cost of sales increase during the twelve months ended April 30, 2024 corresponded with the increase in revenue as more projects were completed.

During the twelve months ended April 30, 2024 and 2025, our Group’s cost of sales decreased by S$7,379,631 or approximately 36.2% to S$12,984,181 for the twelve months ended April 30, 2025 from S$20,363,812 for the twelve months ended April 30, 2024. The cost of sales decrease during the twelve months ended April 30, 2025 corresponded with the decrease in revenue as less projects were completed.

Distribution Costs

Our distribution costs are comprised mainly of advertisement expenses, local transportation expenses, entertainment expenses, gifts and donations, subscriptions and memberships and sponsorships. The following table sets forth the breakdown of our selling and distribution expenses for the twelve months ended April 30, 2023, 2024 and 2025:

	Financial Years Ended April 30
	2023		2024		2025
	S$	%	S$	%	S$	%

Advertisement expenses	797	0.5	-	-	1,466	1.6
Entertainment	21,469	14.6	36,610	26.7	24,963	28.2
Gifts & Donations	5,500	3.8	16,715	12.2	2,200	2.5
Subscriptions/Memberships	33,431	22.7	14,472	10.6	9,390	10.6
Sponsorships	1,500	1.0	1,500	1.1	-	-
Transportation	84,345	57.4	67,640	49.4	50,601	57.1
Total	147,042	100.0	136,937	100.0	88,620	100.0

Our distribution costs remained relatively stable for the twelve months ended April 30, 2023 and 2024, respectively, representing approximately 0.7% and 0.6% of our total revenue for the corresponding financial periods. Distribution cost decreased by S$48,317 or approximately 35.3% from S$136,937 for the financial year ended April 30, 2024 to S$88,620 for the financial year ended April 30, 2025 due mainly to the decrease in donations and transport of staff to respective site.

Administrative Expense

The following table sets forth the breakdown of our administrative expenses for the twelve months ended April 30, 2023, 2024 and 2025:

	Financial Years Ended April 30
	2023		2024		2025
	S$	%	S$	%	S$	%

Administrative expenses
Bad debts write-off	21,477	1.4	23,196	1.5	-	-
Bank charges	2,541	0.2	32,495	2.1	39,003	1.8
Staff costs	722,731	46.9	609,922	38.8	1,196,682	54.2
Director’s remuneration	303,832	19.7	215,468	13.7	59,680	2.7
Depreciation	118,896	7.7	102,990	6.6	85,683	3.9
Insurance	32,748	2.1	126,112	8.0	22,234	1.0
Professional fees	52,897	3.4	101,608	6.5	64,223	2.9
Property maintenance and property tax	18,002	1.2	14,878	0.9	14,546	0.7
Travelling	827	0.0	37,389	2.4	11,808	0.5
Upkeep of motor vehicles	25,211	1.6	32,869	2.1	14,392	0.6
Utilities	13,421	0.9	24,823	1.6	14,038	0.6
Others	230,632	14.9	247,175	15.8	687,347	31.1
Total	1,543,215	100.0	1,568,925	100.0	2,209,636	100.0

Administrative expenses consisted primarily of bank charges, staff costs, director’s renumerations, depreciation, insurance expenses, professional fees and other miscellaneous administrative expenses.

Staff costs mainly represented employee benefits expenses to our employees.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold property; (ii) motor vehicles; (iii) office equipment; (iv) furniture and fittings; (v) renovation; (vi) computer software; (vii) computer and (viii) testing equipment.

Administrative expenses increased by S$25,710 or approximately 1.7% from S$1,543,215 for the financial year ended April 30, 2023 to S$1,568,925 for the financial year ended April 30, 2024. The marginal increase was due to the increase in insurance costs by S$93,364 from S$32,748 for the financial year ended April 30, 2023 to S$126,112 for the financial year ended April 30, 2024, which was offset by decreases in staff costs and director’s remuneration, due to departure of staff and a director for the same period.

Administrative expenses increased by S$550,711 or approximately 33.2% from S$1,568,925 for the financial year ended April 30, 2024 to S$2,209,636 for the financial year ended April 30, 2025. The increase was due to the increase in staff costs by S$586,760 from S$609,922 for the financial year ended April 30, 2024 to S$1,196,682 for the financial year ended April 30, 2025.

Finance Costs

Finance costs primarily consisted of accrued interest from bank borrowings and lease liabilities. Finance costs increased by S$22,548, or approximately 33.1% from S$68,167 for the financial year ended April 30, 2024 to S$90,715 for the financial year ended April 30, 2025. The increase was mainly attributable to invoice financing and additional bank loan of S$1,000,000 that were taken during the financial year ended April 30, 2025.

Other Income

The following table sets forth the breakdown of our other income for the twelve months ended April 30, 2023, 2024 and 2025:

	Financial Years Ended April 30
	2023		2024		2025
	S$	%	S$	%	S$	%

Government grant	54,958	70.2	10,930	21.9	10,500	23.9
Interest income	381	0.5	149	0.3	158	0.3
Foreign exchange gain	-	-	9,698	19.4	18,358	-
Fair value changes on financial assets at fair value through profit or loss	5,247	6.7	7,280	14.6	4,282	41.0
Gain on disposal of Property, plant and equipment	-	-	-	-	2,631	5.9
Insurance claims	-	-	-	-	4,282	9.6
Rental income	-	-	12,010	24.1	-	-
Sundry income	17,752	22.6	9,805	19.7	8,652	19.3
Total	78,338	100.0	49,872	100.0	44,781	100.0

Other income primarily consisted of government grants, fair value change on keyman life insurance and gain from foreign currency exchange. Other income decreased by S$5,091, or approximately 10.2% from S$49,872 for the financial year ended April 30, 2024 to S$44,781 for the financial year ended April 30, 2025.

Income Tax Expense

The provisions for income taxes were S$116,373, S$87,888 and S$19,146 as of April 30, 2023, April 30, 2024 and April 30, 2025, respectively. The effective tax rate, calculated as income tax divided by profit before income tax was approximately 4.6% for the financial year ended April 30, 2023 and approximately 0.8% for the financial year ended April 30, which were low compared to the statutory tax rate of 17%, mainly due to the utilization of prior years’ unutilized capital allowance and trade losses.

Net Profit After Income Tax

As a result of the foregoing, our net profit after income tax amounted to S$783,735, S$2,007,469 and S$42,980 for the twelve months ended April 30, 2023, 2024 and 2025, respectively.

Liquidity and Capital Resources

As of April 30, 2024, our cash balances amounted to approximately S$1,868,461, our current assets were S$7,077,663, and our current liabilities were S$4,956,233. For the financial year ended April 30, 2024, we generated profit for the financial year of S$2,007,469 with net operating cash inflows of S$609,817.

As of April 30, 2025, our cash balances amounted to approximately S$759,891, our current assets were S$7,459,826, and our current liabilities were S$6,002,617. For the financial year ended April 30, 2025, we generated profit for the financial year of S$42,980 with net operating cash outflows of S$926,041.

During the year ended April 30, 2025, Herlin declared interim tax exempt (one-tier) dividends of S$200,000 and S$300,000 to Mr. Lim, our Chief Executive Director, and the controlling shareholder of our Company, on June 3, 2024 and October 30, 2024, respectively. As of April 30, 2025, all such dividends had been paid.

On November 18, 2024, Herlin declared an interim tax exempt (one-tier) dividend of S$1.1 million to Mr. Lim. As of the date of this Annual Report, S$500,000 has been paid and S$600,000 remains outstanding and payable. The outstanding dividend payable is considered a short term liability, though the Company does not expect to repay it in the next 12 months.

In assessing our liquidity, we believe that our current cash and cash flows provided by operating activities and guaranteed loans from banks, will be sufficient to meet our working capital requirements and debt obligations in the 12 months following the date on which our audited financial statements are issued.

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the IPO and other equity and debt financing as and when appropriate.

Beyond the 12 months following the date on which our audited financial statements are issued, we expect that our projected cash flows provided from operating activities and guaranteed loans from banks will be sufficient to meet our working capital requirements and debt obligations.

However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

Cash flows for the financial years ended April 30, 2023, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated.

	Financial Years ended April 30,
	2023	2024	2025
	S$	S$	S$

Net cash provided by (used in) operating activities	996,128	609,817	(926,041)
Net cash used in investing activities	(15,548)	(123,558)	(452,762)
Net cash (used in)/generated from financing activities	(543,533)	(231,080)	270,233
Increase in cash and cash equivalents	437,047	255,179	(1,108,570)
Cash and cash equivalents at the beginning of the year	1,176,235	1,613,282	1,868,461
Cash and cash equivalents at the end of the year	1,613,282	1,868,461	759,891

Cash flows from operating activities

For the financial year ended April 30, 2023, our net cash provided by operating activities was S$996,128, which primarily consisted of our profit before income tax of S$821,266, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$5,247; (ii) unrealized foreign exchange losses of S$3,716; (iii) depreciation of property, plant and equipment of S$118,896; (iv) finance costs from bank borrowings and lease liabilities of S$47,363; (v) allowance for expected credit losses for trade and other receivable and contract assets of S$172,821; and (vi) reversal of losses from onerous contracts of S$1,837,483. Changes in operating assets and liabilities mainly included: (i) a decrease in contract assets of S$635,037; (ii) a decrease in trade and other receivables of S$700,616; (iii) an increase in trade and other payables of S$2,906,525, which were offset by a decrease in contract liabilities of S$2,567,382.

For the financial year ended April 30, 2024, our net cash provided by operating activities was S$609,817, which primarily consisted of our profit before income tax of S$2,023,322, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$7,280; (ii) unrealized foreign exchange gains of S$413; (iii) depreciation of property, plant and equipment of S$102,990; (iv) insurance premium of S$64,412; (v) finance costs from bank borrowings and lease liabilities of S$68,167; (vi) allowance for expected credit losses for trade and other receivable and contract assets of S$89,367; and (vii) reversal of losses from onerous contracts of S$130,343. Changes in operating assets and liabilities mainly included a decrease in trade and other receivables of S$2,103,078, which was offset by (i) an increase in contract assets of S$848,332; (ii) a decrease in trade and other payables of S$2,295,686; (iii) a decrease in contract liabilities of S$497,620; and (iv) tax paid of S$61,845.

For the financial year ended April 30, 2025, our net cash outflow from operating activities was S$926,041, which primarily consisted of our profit before income tax of S$24,929, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$18,358; (ii) unrealized foreign exchange losses of S$24,265; (iii) depreciation of property, plant and equipment of S$85,684; (iv) gain on disposal of plan and equipment of S$2,631; (v) finance costs from bank borrowings and lease liabilities of S$90,715, and (vi) allowance for expected credit losses for trade and other receivable and contract assets of S$5,087. Changes in operating assets and liabilities mainly included a decrease in trade and other receivables of S$342,515, (i) an decrease in trade and other payables of S$199,163, which was offset by (ii) an increase in contract assets of S$788,615; and (iii) a decrease in contract liabilities of S$428,654; and (iv) tax paid of S$61,815.

Cash flow used in investing activities

For the financial year ended April 30, 2023, net cash used in investing activities was S$15,548, which was primarily consisted of purchase of property, plant and equipment, mainly in computers.

For the financial year ended April 30, 2024, net cash used in investing activities was S$123,558, which was primarily consisted of purchase of property, plant and equipment, mainly in computers and a key-man insurance policy for our CEO.

For the financial year ended April 30, 2025, net cash used in investing activities was S$452,762, which was primarily consisted of payment of initial public offering expenses.

Cash flow used in financing activities

For the financial year ended April 30, 2023, net cash used in financing activities was S$543,533 which primarily consisted of (i) repayment of bank borrowings of S$556,654; (ii) payment of lease liabilities of S$86,879; and (iii) dividends paid of S$250,000, which were offset by proceeds of S$350,000 from issuance of ordinary shares in a subsidiary.

For the financial year ended April 30, 2024, net cash used in financing activities was S$231,080 which primarily consisted of (i) repayment of bank borrowings of S$399,174; (ii) payment of lease liabilities of S$31,906; and (iii) dividends paid of S$450,000 which were offset by (i) proceeds of S$400,000 from bank borrowings and proceeds of S$250,000 from issuance of ordinary shares in a subsidiary.

For the financial year ended April 30, 2025, net cash generated from financing activities was S$270,233 which primarily consisted of (i) repayment of bank borrowings of S$546,861; (ii) payment of lease liabilities of S$36,587; and (iii) dividends paid of S$1,000,000 which were offset by (i) proceeds of S$1,181,568 from bank borrowings, (ii) proceeds of S$200,000 from issuance of ordinary shares in a subsidiary and (iii) amount due to a director of S$472,113.

Trade receivables

Our net trade receivables were S$1,841,701 as of April 30, 2023, S$1,425,175 as of April 30, 2024 and S$946,877 as of April 30, 2025. The decrease was primarily attributable to prompt settlement of trade receivables by our customers during the financial year ended April 30, 2024 and 2025.

We did not charge any interest on or hold any collateral as security over these trade receivables balances. We generally offer credit periods of 35 days to our customers. We have not had and do not expect to have issues collecting payment from these longer ageing invoices.

Trade receivables presented based on their past due status in terms of the provision matrix:

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	S$	S$	S$	US$
April 30, 2024
Not past due	985,596	(949)	984,647	722,093
< 30 days	411,649	(26,995)	384,654	282,087
31 days to 60 days	54,065	(7,899)	46,166	33,856
61 days to 90 days	-	-	-	-
91 days to 120 days	-	-	-	-
>120 days	33,447	(23,739)	9,708	7,119
	1,484,757	(59,582)	1,425,175	1,045,155

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	S$	S$	S$	US$
April 30, 2025
Not past due	181,549	(2,421)	179,128	137,220
< 30 days	715,879	(10,902)	704,977	540,047
31 days to 60 days	36,483	(989)	35,494	27,190
61 days to 90 days	47,718	(20,440)	27,278	20,896
91 days to 120 days	-	-	-	-
>120 days	15,103	(15,103)	-	-
	996,732	(49,855)	946,877	725,353

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of trade receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for trade receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the trade receivable.

Trade payables

The general credit terms from our major suppliers are payment within 45 days or more. Our trade payables were S$2,847,790 as of April 30, 2023, S$2,614,237 as of April 30, 2024 and S$2,466,430 as of April 30, 2025. We generally pay our trade payables within 45 to 90 days of receipt of invoices or by due date stated on the invoices.

We did not have any material default in payment of trade payables during the financial year ended April 30, 2023, 2024 and 2025.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease some of our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have credit available extended from our major vendors and we can pay the majority of our inventory purchases before or on the due date stated on the invoices, which further help us to manage our cash flow more efficiently.

We have the following contractual obligation and lease commitments as of April 30, 2024 and April 30, 2025:

The table below summarizes the maturity profile of the Group’s financial liabilities as of the date indicated based on contractual undiscounted repayments obligations:

	Carrying value	Contractual cash flows	Within 1 year	Within 2 to 5 years	After 5 years
	SGD	SGD	SGD	SGD	SGD
April 30, 2024
Trade and other payables (excluded GST payables)	3,794,636	3,794,636	3,794,636	-	-
Borrowings:
- Term loan, secured	1,119,444	1,296,415	467,686	524,950	303,779
- Lease liabilities	528,585	652,717	31,906	127,623	493,188
	1,648,029	1,949,132	499,592	652,573	796,967
Total	5,442,665	5,743,768	4,294,228	652,573	796,967

April 30, 2025
Trade and other payables (excluded GST payables)	5,248,011	5,248,011	5,248,011	-	-
Borrowings
- Term loan, secured	1,827,409	2,107,168	580,152	1,273,396	253,620
- Lease liabilities	509,455	657,119	33,904	134,964	488,251
	2,336,864	2,764,287	614,056	1,408,360	741,871
Total	7,584,875	8,012,298	5,862,067	1,408,360	741,871

We believe that we have sufficient working capital to meet our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the offering.

Bank Indebtedness

As of April 30, 2023 and April 30, 2024, bank borrowings were obtained from several banks and financial institutions in Singapore, which bear fixed rates ranging from 2.25% to 7.75% per annum and variable rates from 6% to 7% per annum and are repayable in 1 to 9 years.

As of April 30, 2025, bank borrowings were obtained from several banks and financial institutions in Singapore, which bear fixed rates ranging from 2.25% to 7.70% per annum and variable rates from 3.38% to 7.40% per annum and are repayable in 1 to 9 years.

The Group’s bank borrowings currently are secured by personal guarantee from Mr. Lim and a pledge of the keyman life insurance policy on the life of Mr. Lim held by BNL. We intend to seek a waiver for the requirement of personal guarantee for future borrowing in the future.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes its liability for any such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical experience and the specific facts and circumstances of each matter. As of April 30, 2023, April 30, 2024, April 30, 2025, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Commitments

As of April 30, 2024 and April 30, 2025, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of April 30, 2024 and April 30, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure About Financial Risk

Credit risk

We have adopted a policy of only dealing with creditworthy counterparties. We perform ongoing credit evaluation of our counterparties’ financial condition and generally do not require a collateral.

We consider the probability of default upon our initial recognition of an asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

We have determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, we have developed and maintained credit risk gradings to categorize exposures according to the degree of risk of default. The credit rating information is supplied by publicly available financial information and our own trading records to rate our major customers and other debtors.

For details of the credit risk, please refer to the notes to our consolidated financial statement included in this Annual Report under the section headed “Financial risk management.”

Customer concentration risk

Revenue generated from our top five customers accounted for 87.9%, 85.5%, and 76.7% of our total revenue for the financial years ended April 30, 2023 and 2024 and 2025 respectively. We do not have long-term agreements with any of our top five customers, and their engagement of our services are made on an award basis.

For details of the customer concentration risk, please refer to the section headed “Risk Factors – Risks Relating to Our Business and Industry – We rely on a limited number of major customers, of which may reduce or discontinue engagement of our services.”

Liquidity risk

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching payment and receipt cycles. We finance our working capital requirements through a combination of funds generated from operations, bank borrowing and shareholder’s loan, if necessary.

Based on the above considerations, management is of the opinion that our Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for our services, economic conditions, a deterioration in our operating results, and our majority shareholder being unable to provide continued financial support.

We maintain sufficient cash and cash equivalents, and internally generated cash flows to finance our activities and management is satisfied that funds are available to finance the operations of our Group.

For details of the liquidity risk, please refer to the notes to our consolidated financial statement included in this Annual Report under the section headed “Financial risk management.”

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect our income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

For details of the market risk, please refer to the notes to our consolidated financial statement included in this Annual Report under the section headed “Financial risk management.”

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against foreign currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

Currently, the Group has no transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group, primarily Singapore Dollars (“S$”)

The Group’s financial assets and liabilities are substantially denominated in S$, and minimally financial assets and liabilities are denominated in United States Dollar (“US$). The Group considers that foreign exchange risk of US$ financial assets and liabilities to the Group is not significant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowings. We periodically review our liabilities and monitor interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. We do not expect any significant effect on our profit or loss arising from the effects of reasonably expected changes to interest rates on interest bearing financial instruments at the end of the reporting period.

For details of the interest rate risk, please refer to the notes to our consolidated financial statement included in this Annual Report under the section headed “Financial risk management.”

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate differ significantly from management’s current judgments. While our material accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Control over BNL

BNL was incorporated in November 2012 by Mr. Lim and a non-controlling interest. Immediately before Mr. Lim acquired the non-controlling interest’s stake on April 5, 2023, BNL’s share capital totaled SGD 250,000, comprising 100,000 issued shares held by Mr. Lim and 150,000 issued shares held by the non-controlling interest, representing SGD100,000 and SGD150,000 of BNL’s share capital, respectively.

The Company has concluded that Mr. Lim controls BNL since its incorporation, even during the period when he holds less than half of the voting right of BNL. In making the judgement, the Company considered the purpose and design of BNL, assessed that Mr. Lim has the key decision-making authority in all the major strategic and operational decisions, Mr. Lim has the practical ability to direct relevant activities of BNL unilaterally including the ability to use his power over BNL to affect the amount of the investor’s return, no major operational and financial decisions that must be referred to a shareholder vote and operational barriers to remove Mr. Lim. Based on the assessment, BNL is consolidated within the group.

Revenue recognition from provision of electrical works and installation services

The Group recognizes contract revenue and contract costs from provision of electrical works and installation services for construction projects using input method, based on the actual costs incurred by the Group to date compared with the total budgeted costs for the project to estimate the revenue recognized during the period. The estimated total contract costs are based on contracted amounts, and in respect of amounts not contracted for, management’s estimates of the amounts to be incurred taking into consideration historical trends of the amounts incurred and adjusted for any price fluctuations during the year, where applicable. Notwithstanding that management reviews and revises the estimates of both revenue and total contract costs as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimates and this will affect the revenue and profit recognized.

Management reviews the construction contracts for foreseeable losses whenever there is an indication that the estimated contract revenue is lower than the estimated total contract costs.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report:

Name	Age	Position

Mr. Lim Say Wei	52	Director and Chief Executive Officer
Mr. Sam Kai Mun	45	Director and Chief Operating Officer
Mr. Yong Thiam Fook	71	Independent Director
Mr. Ho Soo Lih	56	Independent Director
Mr. Sung Jin An	47	Independent Director
Mr. Lo Siew Whye	51	Chief Financial Officer
Mr. Sim Zhong Min	44	Assistant General Manager
Mr. Loh Tuck Wei	52	Assistant General Manager

Directors and Executive Officers

Mr. Lim Say Wei

Mr. Lim was appointed as our Director and CEO on October 25, 2024. Mr. Lim is responsible for the overall management of the Group, and he oversees the Group’s business and strategic planning, developing expansion plans, building customers relationships, and sourcing business opportunities to foster growth of the Group.

Mr. Lim has more than 30 years of experience in the construction industry. He was the founder of the Group’s operating subsidiaries in 2012 and leveraging on his extensive industry experience of more than 30 years, Mr. Lim also provides guidance in project management and tender submission for the Group’s various projects.

Mr. Lim was previously the operations director of Propell Integrated Pte Ltd from 1999 to 2012 and prior to that, he was a senior project manager at SM Engineering Pte Ltd from 1994 to 1999.

Mr. Lim obtained his Bachelor of Science (Honours) in Management in 2006 from National University of Ireland. He also attained a Diploma in Electrical Engineering Management in 2002 from Singapore Polytechnic. To complement his professional work in the construction industry, Mr. Lim has obtained an electrical technician’s license (LEW from EMA), a Certificate in Building Construction Safety Supervisors and a Certificate in Industrial First Aid Course.

Mr. Sam Kai Mun

Mr. Sam was appointed as our Director and COO on April 17, 2025. Mr. Sam oversees the Group’s overall management of projects to ensure that the relevant projects are on time, within budget and adhere to the safety and health standard with acceptable quality, planning and implementing of project work schedules. Working together with the CEO, Mr. Sam also sources and evaluate tender opportunities for projects. In addition, he assists the Group’s CEO to oversee the Group’s general operations, including human resources, procurement, general management, finance and administration.

Mr. Sam has more than 22 years of experience in the construction industry. He joined the Group in 2013 as a project manager and he was promoted to general manager in 2016. Prior to joining the Group, Mr. Sam was a project manager at Nylect Engineering Pte Ltd. He started his career as a project engineer at Propell Integrated Pte Ltd in 2004 and he was progressively promoted to the position of project manager in 2012.

Mr. Sam obtained a Diploma in Electrical and Electronic Engineering in 2009 from Singapore Polytechnic and a ITC in Mechatronic Engineering from the Institute of Technical Education in Singapore. To complement his professional work in the construction industry, Mr. Sam has obtained a Certificate in Construction Safety Course for Project Manager and Certificate in Building Construction Safety Supervisors.

Independent Directors

Mr. Yong Thiam Fook

Mr. Yong Thiam Fook, or Mr. Yong, serves as chairman of the audit committee and as a member of the compensation committee and nomination committee. Mr. Yong has over 40 years of experience in finance and accounting. He held various C-level positions at SGX-listed companies, where he was involved in finance and accounting matters. Mr. Yong was the previously the Executive Director (Corporate Finance & Business Development) of SGX-listed Beng Kuang Marine Limited from July 2008 to July 2017 and prior to that he has been on Beng Kuang Marine Limited’s Board as a Non-Executive Director since May 2002. Mr. Yong was the Chief Financial Officer of Labroy Marine Limited from 1994 to October 2006. He was the Group Financial Controller of JK Yaming International Holdings Limited, Finance Manager of Kuok (Singapore) Ltd, Island Concrete group of companies and Neptune Orient Lines Ltd.

Mr. Yong obtained a Bachelor of Science (Economics) from the University of London in 1978. He qualified as a Chartered Accountant (England and Wales) in 1982.

Mr. Ho Soo Lih

Mr. Ho Soo Lih, or Mr. Ho, serves as chairman of the nomination committee and as a member of the audit committee and compensation committee. Mr. Ho is currently a lawyer at Drew & Napier LLC, which is one of the largest law firms in Singapore. Specializing in real estate transactions with specific focus on corporate real estate work, Mr. Ho co-heads the firm’s Real Estate and Corporate Real Estate practice group.

He advises private and public listed companies, financial institutions, developers, funds and individuals in real estate transactions (including JTC properties) such as land tenders, joint ventures, share sale and purchases, real estate investment trusts, mortgagee sales, collective sales and commercial and residential leases. He also routinely advises on hotel management, property investment and management contracts. Mr. Ho has also assisted clients as their instructing counsel in their acquisition and disposition of properties in countries such as Malaysia, Australia, China and South Korea.

As a sub-specialty, Mr. Ho advises on banking and financing issues related to these transactions (including regulatory and compliance) and has dealt with competent authorities in Singapore such as the Singapore Exchange, Monetary Authority of Singapore, Jurong Town Corporation, Housing & Development Board and Urban Redevelopment Authority.

Mr. Ho graduated from the National University of Singapore with an LL.B (Hons.) in 1992 and he is admitted as an Advocate and Solicitor to the Singapore Bar in 1994. Mr. Ho is a Member of The Law Society of Singapore and he is also a Member of the Singapore Academy of Law.

Mr. Sung Jin An

Mr. Sung Jin An, or Mr. Sung, serves as chairman of the compensation committee and as a member of the nomination committee and audit committee. Mr. Sung has more than 25 years of experience in finance, accounting, healthcare, private equity and technology sector in Asia and the US. Mr. Sung is currently the Investment and Partnership Director of Eka Hospital in Jakarta, Indonesia, operates a chain of seven hospitals across Indonesia. He is also the co-founder and CEO of Loop Health Indonesia that has developed a mobile application dedicated to simplifying and enhancing the lives of people living with diabetes in Indonesia by providing personalized support on a daily basis.

Prior to joining Eka Hospital, Mr. Sung was a partner at Falcon House Partners, a private equity fund that focuses on direct investment in middle-market companies in Indonesia across a broad spectrum of consumer related industries, including food and beverage, retail, healthcare, logistics and downstream agriculture. From 2006 to 2010, Mr. Sung worked in various positions in the area of investment banking and private equity within the Hong Kong and Tokyo offices of Lehman Brothers. From 2001 to 2004, Mr. Sung worked as a senior associate at Deloitte & Touche Corporate Finance LLC in New York. From 1999 to 2001, he was an analyst under the Investment Banking (Consumer, Industrial, and Automotive Group & Technology Group) of Lehman Brothers in New York.

Mr. Sung obtained a Masters of Business Administration in 2006 from the University of California at Berkeley and in 1999, he obtained a Bachelor of Arts (Economics) from Wesleyan University in 1999.

Key Employees

Chief Financial Officer

Mr. Lo Siew Whye

Mr. Lo Siew Whye, or Mr. Lo, was appointed as the Group’s Chief Financial Officer, or CFO, on November 1, 2024. Mr. Lo is responsible for managing the finance and accounting functions of the Group including financial reporting and planning, accounting, risk management and taxation.

Mr. Lo has more than 27 years of experience in key financial and managerial roles. Prior to joining the Group, he was the Group Financial Controller at Arcc Holdings Pte Ltd where he was responsible for the financial management, treasury functions and reporting of various aspects of the business. In addition, he was tasked with engagement with potential investors and financial institutions to establish strategic partnerships that drive growth.

Mr. Lo started his career as an auditor with KPMG in 1997 and in 2000, he joined Ernst & Young Corporate Finance Pte Ltd as a Senior Associate. In 2005, he joined Grant Thornton Transaction Services Pte Ltd, where he was subsequently promoted to a director in 2008 to head the transaction services department that specializes in advisory services such as financial due diligence and internal audit. Since 2013, he has gained extensive experience as a CFO and financial controller across diverse industries, including automotive, construction, and property development.

Mr. Lo obtained a Bachelor of Commerce (Accounting and Finance) from Murdoch University and he is also a Chartered Accountant under the Institute of Singapore Chartered Accountants.

Assistant General Manager

Mr. Sim Zhong Min

Mr. Sim Zhong Min was appointed as the Group’s Assistant General Manager on October 25, 2024. Mr. Sim is responsible for the day-to-day operations of the Group’s project work. In addition, Mr. Sim assists the CEO and COO in the entire project tendering process and once the project is awarded, he is involved in the planning, coordination and compliance work from start to completion of the entire project, conducting regular site inspections for operational compliance, workmanship quality, timely delivery, and safety. He is also one of the Company’s key representatives attending to key issues with customers and working partners. From time to time, Mr. Sim will assist the COO in managing the Group’s general operations.

Mr. Sim has more than 18 years of experience in the construction industry. He joined the Group in 2015 as an operation manager. He then left in 2021 and rejoined our Group in 2023. Prior to joining the Group, Mr. Sim was a project manager at APP Engineering Pte Ltd from 2013 to 2015. From 2012 to 2013, he was a project manager at Lian Huah Engineering Pte Ltd and from 2011 to 2012, he was a project manager at ES Bluetech Pte Ltd. He started his career as a project engineer at Top Gear Engineering Pte Ltd in 2006.

Mr. Sim attained a Diploma in Electrical Technology in 2014 from Ngee Ann Polytechnic. To complement his professional work in the construction industry, he has obtained a Certificate in Construction Safety Course for Project Manager, Certificate in Work-At-Height Course for Manager (Integrated), Certificate in EIB Konnex, Internal Auditor & Awareness Training (ISO 9001 / ISO 14001) and Fire Safety Manager (FSM Certified by SCDF).

Assistant General Manager

Mr. Loh Tuck Wei

Mr. Loh Tuck Wei was appointed as the Group’s Assistant General Manager on October 25, 2024. The roles and responsibilities of Mr. Loh are similar to that of the Group’s other Assistant General Manager, Mr. Sim.

Mr. Loh has more than 26 years of experience in the construction industry. He joined the Group in 2013 as a project director. He then left in 2018 and rejoined our Group in 2024 as a project director. Prior to joining the Group, Mr. Loh held the position of operations manager at Propell Integrated Pte Ltd, where he joined in 2018 as a project manager and subsequently promoted over the years. Mr. Loh started his career in the construction industry in 1998 as a project coordinator and over the years, he undertook the roles and responsibilities of either a project engineer or project manager or electrical manager or operation manager respectively in the various construction and engineering companies that he was employed.

Mr. Loh attained a Diploma in Building Services Engineering in 1998 from Ngee Ann Polytechnic and an ITC in Mechanical & Electrical Drafting & Design from the Institute of Technical Education in Singapore. To complement his professional work in the construction industry, he has obtained a Certificate in Construction Safety Course for Project Manager, Certificate in Building Construction Safety Supervisors, Certificate in Oil/Petrochemical Construction Safety Supervisors, Certificate in Lifting Supervisors, Certificate in Manhole Supervisors and Coretrade Foreman in Electrical.

Family Relationships

There is no family relationship among any of our directors, executive officers, independent directors and key employee.

Board Diversity

The composition of our board of directors currently includes 5 individuals who self-report as diverse under Nasdaq Listing Rule 5605(f) regarding board diversity as applies to foreign private issuers.

Board Committees

We established an audit committee, a compensation committee and a nomination committee under the board of directors, each of which operates pursuant to a charter has been be adopted by our board of directors. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter will be available on our website at https://www.bnlengrg.com.

Audit Committee

Mr. Yong Thiam Fook, Mr. Ho Soo Lih and Mr. Sung Jin An serve on the audit committee, which is chaired by Mr. Yong Thiam Fook. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Yong Thiam Fook as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases

Compensation Committee

Mr. Yong Thiam Fook, Mr. Ho Soo Lih and Mr. Sung Jin An serve on the compensation committee, which is chaired by Mr. Sung Jin An. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination Committee

Mr. Yong Thiam Fook, Mr. Ho Soo Lih and Mr. Sung Jin An serve on the nomination committee, which is chaired by Mr. Ho Soo Lih. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the registering of such transfer of shares in our share register.

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Our officers are elected by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Corporate Governance Guidelines

We adopted a written code of business conduct and ethics that applies to our directors, officers and employees. A current copy of this code was posted on the Corporate Governance section of our website, which is located at https://www.bnlengrg.com. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Controlled Company Exemptions

Mr. Lim controls more than 50% of the aggregate voting power of our total issued and outstanding share capital. As a result, we are a “controlled company” under Nasdaq corporate governance rules. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

●	that a majority of our board of directors consist of “independent directors”, as defined under the rules of Nasdaq;

●	that our director nominees must be selected or recommended solely by independent directors; and

●	that we have a compensation committee or nomination committee, and that any nomination committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These exemptions do not modify the independence requirements for our audit committee.

If at any time we cease to be a “controlled company” under Nasdaq corporate governance rules, we intend to rely on the foreign private issuer exemption from certain of the corporate governance requirements of Nasdaq.

Compensation of Directors and Executive Officers

For the years ended April 30, 2023 and 2024, we paid an aggregate of approximately S$362,972 and S$482,752, respectively, in cash to our directors and executive officers as a group.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus is to be paid.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our memorandum and articles of association, every director and officer, among others, for the time being and from time to time of the Company (but not including the Company’s auditors) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions (including as a result of any mistake of judgment).

Director’s Agreements

Each of our Directors have entered into a director’s agreement with the Company. The terms and conditions of such directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the directors’ agreements, the initial annual director fees that are payable to our Independent Director Nominees will be S$25,000 to Mr. Yong Thiam Fook, S$22,000 to Mr. Ho Soo Lih and S$22,000 to Mr. Sung Jin An respectively. Such director fees are payable in cash on a yearly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time with a 1-month prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	all of the executive officers and directors of as a group; and

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Ordinary Shares.

Applicable percentage ownership in the table below is based on 33,350,000 Ordinary Shares issued and outstanding and 35,000,000 Ordinary Shares issued and outstanding immediately after the completion of the IPO.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned Immediately
	Number	Percent
Directors and Executive Officers(1):

Mr. Lim	21,861,200	62.46

Mr. Sam	0	0

Mr. Lo	0	0

Mr. Sim	0	0

Mr. Loh	0	0

Mr. Yong(3)	0	0

Mr. Ho(3)	0	0

Mr. Sung(3)	0	0

All directors and executive officers as a group	21,861,200	62.46

XJL International Ltd(4)	21,861,200	62.46

Notes:

(1)	Except as otherwise indicated below, the business address of each person listed in the table is c/o 27 Woodlands Industrial Park E1, #03-15 (Lobby B) Hiangkie Industrial Building, Singapore 757718.

(2)	Includes 22,411,200 Ordinary Shares held by XJL International Ltd.

(3)	Each of Mr. Yong, Mr. Ho and Mr. Sung has accepted the appointment as our independent director.

(4)	XJL International Ltd is Mr. Lim’s wholly-owned nominee company.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended April 30, 2023, 2024, and 2025, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singaporean law.

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Related Party	Relationship with the Company
Mr. Lim Say Wei	Mr. Lim is our Executive Director and indirect controlling shareholder of our Company
BNL Engineering Private Limited	Subsidiary of the Company
Herlin Pte. Ltd.	Subsidiary of the Company

Transaction with related parties

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Director
Advance from/Payment on behalf	(712,503)	(91,741)	(818,707)	(627,169)
Repayment to	386,644	50,150	346,597	265,510

Subsidiary
Revenue from electrical works and installation services	105,408	4,146,774	1,067,593	817,828
Subcontractors’ costs	(634,441)	(3,617,741)	(1,005,000)	(769,879)
Purchases	3,550	2,230	-	-
Rental charged	-	4,000	12,000	9,193

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

The Company’s ordinary shares commenced trading on the Nasdaq Global Market on August 13, 2025, under the symbol MAGH. The CUSIP number for the ordinary shares is G6113G106.

Transfer Agent

The transfer agent and registrar for the Ordinary Shares of the Company is Transhare Corporation, 17755 North US Highway 19 Suite 140, Clearwater, FL 33764, telephone: (303) 662-1112.

ITEM 10. ADDITIONAL INFORMATION

Enforceability of Civil Liabilities

The Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have the standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States, and substantially all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the directors and executive officers of the Company and the auditors of the Company reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168, the United States, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Harney Westwood & Riegels, our counsel as to Cayman Islands law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Singapore

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and Executive Officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 25, 2024, and our affairs are governed our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (as amended) of the Cayman Islands (which we refer to herein as the “Companies Act”) and the common law of the Cayman Islands.

Share Capital

The following description of our share capital is a summary only and not meant to be complete, but is subject to and qualified in its entirety by our Memorandum and Articles of Association, as amended from time to time, and by the provisions of the applicable law. Reference is made to our Memorandum and Articles of Association.

Our Company was incorporated in the Cayman Islands on October 25, 2024. Upon our incorporation, our Company has an authorized share capital of US$500,000 divided into 500,000,000 shares of nominal or par value of US$0.001 each.

On November 21, 2024, the initial one subscriber share was transferred to Mr. Lim’s wholly-owned nominee company, XJL International Ltd, for cash at par.

On December 27, 2024, we allotted and issued 762,998; 49,000; 49,000; 45,000; 45,000 and 49,000 shares to XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited and SwiftBuild Solutions Group Limited for $15,260; $9,800; $9,800; $9,000; $9,000 and $9,800 cash, respectively.

On March 19, 2025, we allotted and issued one share to XJL International Ltd, credited as fully paid, in consideration of Mr. Lim’s transfer of the entire issued share capital of Herlin and BNL to Elec Power Ltd.

On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward stock split and to change the authorized share capital to US$500,000 divided into 20,000,000,000 Ordinary Shares with a par value of US$0.000025 each. Concurrently, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited, SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo surrendered 4,468,800, 325,850, 325,850, 299,250, 299,250, 325,850, 179,550, 199,500 and 226,100 Ordinary Shares to the Company, respectively.

The above issuances were exempt from registration under Section 4(a)(2) of the Securities Act because they were transactions by an issuer not involving any public offering.

On August 13, 2025 we completed the initial public offering pursuant to a registration statement on Form F-1 (File No. 333-287609), which was initially filed with the SEC on May 28, 2025, as amended, which was declared effective by the SEC on July 30, 2025. Pursuant to the initial public offering, an aggregate of 1,650,000 Ordinary Shares were issued upon by the Company, at a public offering price of US$4.00 per share.

The following are summaries of material provisions amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Share.

Our Memorandum and Articles

Objects. The objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our Memorandum and Articles provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Subject to any rights and restrictions attached to any shares, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that upon the requisition of shareholders representing, as at the date of the deposit of the requisition, in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings, our chairman or board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Declaration of Interest. Pursuant to our Memorandum and Articles, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the listing rules of the designated stock exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Compensation. Under the Memorandum and Articles, the remuneration of the directors may be determined by our directors.

Borrowing Powers. Our directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification of directors. There is no shareholding qualification for directors nor is there any specified age limit for directors.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for our Memorandum and Articles, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, we will provide our shareholders with annual audited financial statements.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

MATERIAL TAX CONSIDERATIONS

The following summary of material Cayman Islands, Singapore and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act 2018 (as amended), or the Substance Act, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. Each company, whether a relevant entity or not, is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and, if it is, it must satisfy an economic substance test.

Singapore Taxation

Dividend Distributions

One Tier Corporate Taxation System

Effective from January 1, 2008, Singapore resident companies can issue one-tier tax exempt dividends. This means shareholders will not be taxed on this dividend income. However, dividends received from shares in co-operatives are taxable.

Withholding Taxes

Singapore currently does not impose withholding tax on dividends.

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 9%.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(b)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Non-resident corporate taxpayers, with certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the company’s first three consecutive years of assessment, or YA from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in the IPO and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of dividends and other distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Ordinary Shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

A non-U.S. corporation is considered a Passive Foreign Investment Company, or PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Whether we are a PFIC with respect to any year depends on our operations and the composition of our assets during that year. Depending on the amount of cash we raise in the IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares s cannot be treated as capital, even if you hold the Ordinary Shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

DIVIDEND POLICY

Dividends declared by the companies comprising our Group in respect of the financial years ended April 30, 2023, 2024 and 2025 are set forth below:

Year	Interim Ordinary Dividend S$
2023	250,000
2024	450,000
2025	1,600,000	(1)

(1)	S$1,000,000 of such dividend was paid and S$600,000 remains outstanding and payable on demand.

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our amended and restated memorandum and articles of association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

For the financial year ended April 30, 2025, Herlin declared aggregate interim tax exempt (one-tier) dividends of S$1,600,000 to Mr. Lim of which S$1,000,000 has been paid and S$600,000 is still outstanding. The outstanding dividend payable is unsecured, interest-free and repayable on demand. The outstanding dividend payable is considered a short term liability, though the Company does not expect to repay it in the next 12 months.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

We have adopted a policy of only dealing with creditworthy counterparties. We perform ongoing credit evaluation of our counterparties’ financial condition and generally do not require a collateral.

We consider the probability of default upon our initial recognition of an asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

We have determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, we have developed and maintained credit risk gradings to categorize exposures according to the degree of risk of default. The credit rating information is supplied by publicly available financial information and our own trading records to rate our major customers and other debtors.

For details of the credit risk, please refer to the notes to our consolidated financial statement included in this Annual Report under the section headed “Financial risk management.”

Customer concentration risk

Revenue generated from our top five customers accounted for 87.9%, 85.5% and 76.7% of our total revenue for the financial years ended April 30, 2023, 2024 and 2025 respectively. We do not have long-term agreements with any of our top five customers, and their engagement of our services are made on an award basis.

For details of the customer concentration risk, please refer to the section headed “Risk Factors – Risks Relating to Our Business and Industry – We rely on a limited number of major customers, of which may reduce or discontinue engagement of our services.”

Liquidity risk

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching payment and receipt cycles. We finance our working capital requirements through a combination of funds generated from operations, bank borrowing and shareholder’s loan, if necessary.

Based on the above considerations, management is of the opinion that our Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for our services, economic conditions, a deterioration in our operating results, and our majority shareholder being unable to provide continued financial support.

We maintain sufficient cash and cash equivalents, and internally generated cash flows to finance our activities and management is satisfied that funds are available to finance the operations of our Group.

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect our income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against foreign currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

Currently, the Group has no transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group, primarily Singapore Dollars (“S$”)

The Group’s financial assets and liabilities are substantially denominated in S$, and minimally financial assets and liabilities are denominated in United States Dollar (“US$). The Group considers that foreign exchange risk of US$ financial assets and liabilities to the Group is not significant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowings. We periodically review our liabilities and monitor interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. We do not expect any significant effect on our profit or loss arising from the effects of reasonably expected changes to interest rates on interest bearing financial instruments at the end of the reporting period.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay”, “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our Board of Directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Yong Thiam Fook as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is filed as Exhibit 99.1 to this Annual Report for the fiscal year ended April 30, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by WWC, P.C., or WWC, our principal accountant, during the fiscal years ended April 30, 2023, 2024 and 2025 for services rendered:

	Year ended April 30,
	2023	2024	2025
	USD	USD	USD

Audit Fees	$100,000	$100,000	$118,000
Audit Related Fees	-	-	20,000
Total:	$100,000	$100,000	$138,000

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As of the date of this Annual Report, while we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy, which provides guidelines for transactions involving the Relevant Securities and the handling of material nonpublic information about the Relevant Entities. It is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as the listing standards of the Nasdaq Capital Market.

ITEM 16K. CYBERSECURITY

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements of Magnitude International Ltd and its subsidiaries are included at the end of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Magnitude International Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1*	Memorandum and Articles of Association of the Registrant

3.2*	Unanimous written resolutions of the then shareholders of the Registrant approving the amendment to Memorandum of Association of the Registrant, passed on May 27, 2025

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.2*	Form of Director’s Agreement between the Registrant and each of the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4*	Sub-Contract Agreement dated April 15, 2024 between BNL Engineering Pte Ltd and Contractor

10.5*	Sub-Contract Agreement dated August 24, 2023 between BNL Engineering Pte Ltd and Contractor

99.4*	Code of Business Conduct and Ethics of the Registrant

* Previously field on Form F-1 as filed with the Securities and Exchange Commission on July 29, 2025

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Signature	Title	Date

/s/ Lim Say Wei		September 15, 2025
Lim Say Wei	Director and Chief Executive Officer (principal executive officer)

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Magnitude International Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Magnitude International Ltd and its subsidiaries (the “Company”) as of April 30, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-years period ended April 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2025 and the results of its operations and its cash flows for each of the years in the three-years period ended April 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

September 15, 2025

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF APRIL 30, 2024 AND 2025

	Note	April 30, 2024	April 30, 2025	April 30, 2025
		SGD	SGD	USD
ASSETS
Non-current assets
Property, plant and equipment	4	673,135	605,554	463,884
Financial assets at fair value through profit or loss	5	439,817	440,888	337,742
Total non-current assets		1,112,952	1,046,442	801,626

Current assets
Deferred initial public offering costs	6	-	1,049,720	804,139
Trade and other receivables	7	1,790,384	1,457,596	1,116,590
Contract assets	8	3,418,818	4,192,619	3,211,750
Cash and cash equivalents	9	1,868,461	759,891	582,113
Total current assets		7,077,663	7,459,826	5,714,592

Total assets		8,190,615	8,506,268	6,516,218

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	10	86,585	86,585	66,328
Merger reserve	11	999,999	1,199,999	919,258
Foreign currency translation reserve	11	(1,140)	5,838	4,473
Other reserve	11	(1,846,763)	(1,846,763)	(1,414,710)
Retained earnings		2,710,906	1,153,886	883,933
Total equity attributable to owners of the Company		1,949,587	599,545	459,282

Non-current liabilities
Borrowings	12	1,205,447	1,835,882	1,406,375
Deferred tax liabilities	13	79,348	68,224	52,263
Total non-current liabilities		1,284,795	1,904,106	1,458,638

Current liabilities
Borrowings	12	442,582	500,982	383,777
Trade and other payables	14	3,843,996	5,329,376	4,082,562
Contract liabilities	8	581,767	153,113	117,292
Provision	15	-	-	-
Income tax payable		87,888	19,146	14,667
Total current liabilities		4,956,233	6,002,617	4,598,298

Total liabilities		6,241,028	7,906,723	6,056,936

Total equity and liabilities		8,190,615	8,506,268	6,516,218

*	Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED APRIL 30, 2023, 2024 AND 2025

	Note	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
		SGD	SGD	SGD	USD

Revenue	16	21,861,160	24,201,834	15,358,387	11,765,273
Cost of sales		(19,207,791)	(20,363,812)	(12,984,181)	(9,946,515)
Gross profit		2,653,369	3,838,022	2,374,206	1,818,758

Operating expenses:
Distribution costs		(147,042)	(136,937)	(88,620)	(67,887)
Administrative expenses		(1,543,215)	(1,568,925)	(2,209,636)	(1,692,689)
Impairment loss on financial assets	17	(172,821)	(89,367)	(5,087)	(3,897)
		(1,863,078)	(1,795,229)	(2,303,343)	(1,764,473)

Income from operations		790,291	2,042,793	70,863	54,285

Other income (expenses):
Finance costs	18	(47,363)	(68,167)	(90,715)	(69,492)
Other income	19	78,338	49,872	44,781	34,305
Other expenses		-	(1,176)	-	-
		30,975	(19,471)	(45,934)	(35,187)

Profit before income tax		821,266	2,023,322	24,929	19,098
Income tax (expense)/benefit	21	(37,531)	(15,853)	18,051	13,828
Profit for the year		783,735	2,007,469	42,980	32,926

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(3,045)	1,905	6,978	5,227
Total comprehensive income for the year		780,690	2,009,374	49,958	38,153

Profit/(Loss) attributable to:
Owners of the Company		807,984	2,007,469	42,980	32,926
Non-controlling interest		(24,249)	-	-	-
		783,735	2,007,469	42,980	32,926
Total comprehensive income/(loss) attributable to:
Owners of the Company		804,939	2,009,374	49,958	38,153
Non-controlling interest		(24,249)	-	-	-
		780,690	2,009,374	49,958	38,153
Earnings per share attributable to owners of the Company
Basic and diluted earnings per share*		0.0242	0.0602	0.0013	0.0010

	April 30, 2023	April 30, 2024	April 30, 2025

Weighted average number of ordinary shares used in computing basic and diluted earnings*	33,350,000	33,350,000	33,350,000

*	Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED APRIL 30, 2023, 2024 AND 2025

	Share capital*	Merger reserve	Foreign currency translation reserve	Other reserve	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interest	Total
	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance at May 1, 2022	86,585	249,999	-	-	595,453	932,037	(1,672,514)	(740,477)
Profit/(Loss) for the year	-	-	-	-	807,984	807,984	(24,249)	783,735
Other comprehensive income
Exchange differences on translating foreign operations	-	-	(3,045)	-	-	(3,045)	-	(3,045)
Total comprehensive income/(loss) for the year	-	-	(3,045)	-	807,984	804,939	(24,249)	780,690
Transactions with non-controlling interest (Note 1)		150,000	-	(1,846,763)	-	(1,696,763)	1,696,763	-
Dividend paid (Note 29)	-	-	-	-	(250,000)	(250,000)	-	(250,000)
Issuance of ordinary shares in a subsidiary under common control**	-	350,000	-	-	-	350,000	-	350,000
Balance at April 30, 2023	86,585	749,999	(3,045)	(1,846,763)	1,153,437	140,213	-	140,213
Profit for the year	-	-	-	-	2,007,469	2,007,469	-	2,007,469
Other comprehensive income
Exchange differences on translating foreign operations	-	-	1,905	-	-	1,905	-	1,905
Total comprehensive income attributable to equity owners of the Company	-	-	1,905	-	2,007,469	2,009,374	-	2,009,374
Dividend paid (Note 29)	-	-	-	-	(450,000)	(450,000)	-	(450,000)
Issuance of ordinary shares in a subsidiary under common control***	-	250,000	-	-	-	250,000	-	250,000
Balance at April 30, 2024	86,585	999,999	(1,140)	(1,846,763)	2,710,906	1,949,587	-	1,949,587
Profit for the year	-	-	-	-	42,980	42,980	-	42,980
Other comprehensive income
Exchange differences on translating foreign operations	-	-	6,978	-	-	6,978	-	6,978
Total comprehensive income attributable to equity owners of the Company	-	-	6,978	-	42,980	49,958	-	49,958
Dividend paid (Note 29)	-	-	-	-	(1,600,000)	(1,600,000)	-	(1,600,000)
Issuance of ordinary shares in a subsidiary under common control****	-	200,000	-	-	-	200,000	-	200,000

Balance at April 30, 2025	86,585	1,199,999	5,838	(1,846,763)	1,153,886	599,545	-	599,545

Balance at April 30, 2025 (USD)	66,328	919,258	4,473	(1,414,710)	883,933	459,282	-	459,282

*	Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

**	Herlin has a share capital of SGD150,000 as at April 30, 2022. On July 30, 2022, Herlin’s share capital was increased by SGD350,000 through the issuance of new shares to Mr. Lim who is the sole shareholder of Herlin. As a result, Herlin’s share capital is SGD500,000 as at April 30, 2023.

***	BNL has a share capital of SGD250,000 as at April 30, 2023. On October 31, 2023, BNL’s share capital was increased by SGD250,000 through the issuance of new shares to Mr. Lim who is the sole shareholder of BNL. As a result, BNL’s share capital is SGD500,000 as at April 30, 2024.

****	On December 12, 2024, director’s loan amounted to SGD200,000 is capitalized by the allotment and issuance of 200,000 ordinary shares in the share capital of a subsidiary BNL to the director. Share capital of the subsidiary BNL increased from SGD500,000 to SGD700,000 after the capitalization of director’s loan.

The accompanying notes are an integral part of these consolidated financial statements

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2023, 2024 AND 2025

	Note	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
		SGD	SGD	SGD	USD

Cash flows from operating activities
Profit before income tax		821,266	2,023,322	24,929	19,098

Adjustments for:
Fair value changes on financial assets at fair value through profit or loss		(5,247)	(7,280)	(18,358)	(14,063)
Unrealized foreign exchange difference		3,716	(413)	24,265	18,586
Depreciation of property, plant and equipment	4	118,896	102,990	85,684	65,638
Gain on disposal of plant and equipment		-	-	(2,631)	(2,015)
Insurance premium charged to profit or loss		-	64,412	-	-
Finance costs	18	47,363	68,167	90,715	69,492
Allowance for expected credit losses for trade and other receivables and contract assets	17	172,821	89,367	5,087	3,897
Reversal of onerous losses recognized on construction projects		(1,837,483)	(130,343)	-	-
Operating cash flows before working capital changes		(678,668)	2,210,222	209,691	160,633

Changes in working capital:
Contract assets		635,037	(848,332)	(788,615)	(604,118)
Trade and other receivables		700,616	2,103,078	342,515	262,383
Trade and other payables		2,906,525	(2,295,686)	(199,163)	(152,569)
Contract liabilities		(2,567,382)	(497,620)	(428,654)	(328,370)
Cash generated from/(used in) operations		996,128	671,662	(864,226)	(662,041)
Income tax paid		-	(61,845)	(61,815)	(47,353)
Net cash generated from/(used in) operating activities		996,128	609,817	(926,041)	(709,394)

Cash flows from investing activities
Payment of initial public offering costs		-	-	(437,290)	(334,985)
Purchase of property, plant and equipment		(15,548)	(31,381)	(19,472)	(14,917)
Proceeds from disposal of plant and equipment		-	-	4,000	3,064
Purchase of keyman life’s insurance		-	(92,177)	-	-
Net cash used in investing activities		(15,548)	(123,558)	(452,762)	(346,838)

Cash flows from financing activities
Repayment of bank borrowings		(556,654)	(399,174)	(546,861)	(418,922)
Proceeds from bank borrowings		-	400,000	1,181,568	905,139
Repayment of lease liabilities		(86,879)	(31,906)	(36,587)	(28,027)
Proceeds from issuance of ordinary shares in a subsidiary under common control		350,000	250,000	200,000	153,210
Amount due to a director		-	-	472,113	361,662
Dividend paid		(250,000)	(450,000)	(1,000,000)	(766,049)
Net cash (used in)/generated from financing activities		(543,533)	(231,080)	270,233	207,013

Net change in cash and cash equivalents		437,047	255,179	(1,108,570)	(849,219)
Cash and cash equivalents at beginning of year		1,176,235	1,613,282	1,868,461	1,431,332
Cash and cash equivalents at end of year	9	1,613,282	1,868,461	759,891	582,113

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2023, 2024 AND 2025

A reconciliation of liabilities arising from financing activities as follows:

		Principal and		Non-cash changes
	May 1, 2024	interest payment	Proceeds	Interest expense	April 30, 2025
	SGD	SGD	SGD	SGD	SGD
Bank borrowings	1,119,444	(546,861)	1,181,568	73,258	1,827,409
Lease liabilities	528,585	(36,587)	-	17,457	509,455

		Principal and		Non-cash changes
	May 1, 2023	interest payment	Proceeds	Insurance financing	Interest expense	April 30, 2024
	SGD	SGD	SGD	SGD	SGD	SGD
Bank borrowings	835,878	(399,174)	400,000	230,043	52,697	1,119,444
Lease liabilities	545,021	(31,906)	-	-	15,470	528,585

		Principal and	Non-cash changes
	May 1, 2022	interest payment	Interest expense	April 30, 2023
	SGD	SGD	SGD	SGD
Bank borrowings	1,364,740	(556,654)	27,792	835,878
Lease liabilities	612,329	(86,879)	19,571	545,021

The accompanying notes are an integral part of these consolidated financial statements.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Overview

Magnitude International Ltd (the “Company”) is incorporated in Cayman Islands on 25 October 2024 and its registered office at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The principal place of business of the Company is 27 Woodlands Industrial Park E1 #03-15 (Lobby B) Hiangkie Industrial Building Singapore 757718.

These consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiary		Percentage of effective ownership
(Country of incorporation and		held by the Company
principal place of business)	Principal activities	April 30, 2024	April 30, 2025

Elec Power Ltd (“Elec”) (British Virgin Islands)	Investment holding	100%	100%

BNL Engineering Private Limited (“BNL”) (Singapore)	Provision of electrical installation and licensing services for greenfield electrical installation projects	100%	100%

Herlin Pte. Ltd. (“Herlin”) (Singapore)	Provision of electrical installation and licensing services for brownfield electrical installation projects	100%	100%

Significant judgment: Control over BNL

BNL was incorporated in November 2012 by Mr. Lim and a non-controlling interest. Immediately before Mr. Lim acquired the non-controlling interest’s stake on April 5, 2023, BNL’s share capital totaled SGD 250,000, comprising 100,000 issued shares held by Mr. Lim and 150,000 issued shares held by the non-controlling interest, representing SGD100,000 and SGD150,000 of BNL’s share capital, respectively.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has concluded that Mr. Lim controls BNL since its incorporation, even during the period when he holds less than half of the voting right of BNL. In making the judgement, the Company considered the purpose and design of BNL, assessed that Mr. Lim has the key decision-making authority in all the major strategic and operational decisions, Mr. Lim has the practical ability to direct relevant activities of BNL unilaterally including the ability to use his power over BNL to affect the amount of the investor’s return, no major operational and financial decisions that must be referred to a shareholder vote and operational barriers to remove Mr. Lim.

Transactions with non-controlling interest

On April 5, 2023, Mr. Lim acquired the non-controlling interest’s entire equity stake in BNL and became its sole shareholder for a cash consideration of SGD200,000. Immediately before the purchase, the carrying amount of the existing 60% non-controlling interest in BNL was SGD1,696,763. The Group recognized a decrease in non-controlling interests of SGD1,696,763 and a decrease in equity attributable to owners of the parent of SGD1,696,763. The effect on the equity attributable to the owner of BNL during the financial year ended April 30, 2023 is summarized as follows:

2023
SGD
Carrying amount of non-controlling interest acquired	1,696,763
Non-controlling interest’s 60% equity interest in BNL recognized in merger reserve*	150,000
Consideration paid by BNL to non-controlling interest*	-
Difference recognized directly in equity	1,846,763

*	The non-controlling interest’s 60% equity interest represents SGD150,000 share capital in BNL is deemed acquired under common control by the Company. The consideration was settled by Mr. Lim to the non-controlling interest. No cash flows transactions between BNL and the non-controlling interest. The difference between the consideration paid by the Company and the share capital acquired is recognized in merger reserve under common control (Note 11).

Organization and reorganization

In order to facilitate the Company’s initial public offering, the Company completed a series of reorganization transactions (the “Reorganization”), whereby, each of the operating and holding entities under the controlling shareholder’s common control before and after the Reorganization, were ultimately contributed to the Company.

On October 25, 2024, the Company was incorporated in the Cayman Islands with limited liability and the initial 1 share was transferred to Mr. Lim Say Wei (“Mr. Lim”) on the same date.

On November 21, 2024, Mr. Lim transferred the 1 share to his nominee BVI Co, XJL International Ltd. The initial authorized share capital of the Company was 500,000,000 Shares of a par value of US$0.001 each.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Overview (Continued)

On December 12, 2024, Elec was incorporated in the BVI with limited liability. Elec is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00.

On December 12, 2024, the Company subscribed for, and Elec allotted and issued to it 1 share for cash at par.

On December 27, 2024, Mr. Lim’s nominee BVI Co, XJL International Ltd., Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited and SwiftBuild Solutions Group Limited subscribed for 762,998; 49,000; 49,000; 45,000; 45,000 and 49,000 Shares respectively for US$15,260, US$9,800, US$9,800, US$9,000, US$9,000 and US$9,800 in cash, representing approximately 76.30%, 4.90%, 4.90%, 4.50%, 4.50% and 4.90% of the issued share capital of the Company respectively.

On January 10, 2025, Mr. Lim’s nominee XJL transferred 2.7%/27,000 of the issued share capital of Magnitude to Ms. Cheng, an independent third party for cash at par value. The shares are resale shares and is permitted to resale from time to time. Ms. Cheng had, at the time of acquiring Ordinary Shares from XJL International Ltd, agreed to assist the Company to expand its business in Southeast Asia after the Company’s initial public offering as well as to introduce customers to the Company for diversification of its customer base.

On January 10, 2025, Mr. Lim’s nominee XJL transferred 3.0%/30,000 of the issued share capital of Magnitude to Mr. Chi, an independent third party for cash at par value. Those shares are restricted shares for selling from time to time.

On February 20, 2025, Mr. Lim’s nominee XJL transferred 3.4%/34,000 of the issued share capital of the Company to Mr. Choo, an independent third party for cash at US$18,000.

On March 19, 2025, Mr. Lim and the Company entered into a reorganization agreement pursuant to which Mr. Lim transferred his shares in Herlin and BNL to Elec in consideration of the Company allotting and issuing 1 Share to Mr. Lim’s nominee BVI Co, XJL International Ltd credited as fully paid.

Following such allotment and issue, the Company was held by Mr. Lim’s nominee BVI Co, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited and SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo as to 672,000, 49,000, 49,000, 45,000, 45,000, 49,000, 27,000, 30,000 and 34,000 shares respectively, representing approximately 67.20%, 4.90%, 4.90%, 4.50%, 4.50%, 4.90%, 2.70%, 3% and 3.40% of the issued share capital of the Company.

On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward share split and changed the authorized share capital to USD500,000 divided into 20,000,000,000 ordinary shares with a par value of USD0.000025 each. Concurrently, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited, SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo surrendered 4,468,800, 325,850, 325,850, 299,250, 299,250, 325,850, 179,550, 199,500 and 226,100 ordinary shares to the Company respectively. After the recapitalization, their respective shareholdings are 22,411,200, 1,634,150, 1,634,150, 1,500,750, 1,500,750, 1,634,150, 900,450, 1,000,500 and 1,133,900. There was no change in the shareholders’ respective ownership percentages following the recapitalization.

The Reorganization was completed on March 19, 2025. Through the Reorganization, the Company became the holding company of the subsidiaries comprising the Group. As the Group were under the same control of the ultimate controlling party, Mr. Lim, accordingly, the financial statements are prepared on a consolidated basis by applying the principles of common control as if the Reorganization had been completed at the beginning of the first reporting period.

There have been no significant changes in the nature of these activities during the financial years ended April 30, 2023, 2024 and 2025.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policy information

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after May 1, 2024. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.2	Revenue

Revenue from provision of electrical works and installation services and ad hoc services in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring control of an asset to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation

A performance obligation may be satisfied at a point in time or over time.

Revenue from provision of electrical works and installation services

The Group generally acts as the main electrical contractor in providing a range of greenfield and brownfield electrical works and installation services through fixed price contracts in private and public housing sectors including condominium, residual flats and bungalows, commercial and mixed development typed properties. The asset is created over time during the contract period, and it is accounted for as a single performance obligation that is satisfied over time. This is because the performance creates or enhances an asset that the customer controls as the asset is created or enhanced, and the performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Revenue is recognized over time using input method by reference to the Group’s progress towards completing the electrical works and installation services. The measure of progress is determined based on the proportion of contract costs incurred to date to the estimated total contract costs. Costs incurred that are not related to the contract or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred.

The period between the transfer of the promised services and customer payment may exceed one year. For such contracts, there is no significant financing component present as the payment terms is an industry practice to protect the customer from the performing entity’s failure to adequately complete some or all of its obligations under the contract. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

Revenue from construction contracts are also adjusted with variations to the contracts claimable from customers, as well as liquidated damages due to delays or other causes, payable to customers.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in the profit or loss in the period in which the circumstances that give rise to the revision become known by management.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.2	Revenue (Continued)

The customer is invoiced on a milestone payment schedule with a credit term of 35 days. If the value of the goods transferred by the Group exceeds the payments, a contract asset is recognized. If the payments exceed the value of the goods transferred, a contract liability is recognized.

For costs incurred in fulfilling the contract which are within the scope of another IFRS, these have been accounted for in accordance with those other IFRSs. If these are not within the scope of another IFRS, the Group will capitalize these as contract costs assets only if (a) these cost related directly to a contact or an anticipated contract which the Group can specifically identify; (b) these costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (c) these costs are expected to be recovered. Otherwise, such costs are recognized as an expense immediately.

Capitalized contract costs are subsequently amortized on a systematic basis as the Group recognizes the related revenue over time. An impairment loss is recognized in the profit or loss to the extent that the carrying amount of capitalized contract costs exceeds the expected remaining consideration less any directly related costs not yet recognized as expenses.

Revenue from ad-hoc services

Ad-hoc services includes various types of electrical addition and alteration works that are generally completed within 30 days, revenue from which is recognized at a point in time when control of the asset has been transferred to its customer, being when the customer has accepted the services in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied. There is no element of significant financing component in the Group’s revenue transaction as customers are required to pay with a credit term of 30 days from the invoice date.

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.3	Basis of consolidation (Continued)

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.4	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Singapore Dollar (“S$” or “SGD”) into United States Dollar (“US$” or “USD”) as of and for the year ended April 30, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 - S$1.3054 as of April 30, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.5	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company and its subsidiary incorporated in BVI is USD, and the operating subsidiaries incorporated in Singapore is SGD. The consolidated financial statements are presented in SGD, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii) income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.6	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Leasehold property	35 years
Office equipment	5 years
Furniture and fittings	5 years
Renovation	5 years
Motor vehicles	5 years
Computer software	2 years
Computer	1 year
Testing equipment	1 year

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further change for depreciation is needed in respect of these assets.

The residual value, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.7	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.8	Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in the period in which it arises and presented in “other income and expenses, net”.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debts instruments is recognized in profit or loss.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.8	Financial instruments (Continued)

Financial liabilities (Continued)

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.9	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.10	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand which are subject to an insignificant risk of changes in value.

2.11	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.11	Provisions (Continued)

General (Continued)

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Onerous contract

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets dedicated to that contract. An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

Defect liability

If the Group has a contractual commitment to rectify defect works for its construction contract during the defect liability period. A provision is recognized at the balance sheet date for expected defect costs based on historical experience of the level of defects.

2.12	Government grants

Government grants are recognized as a receivable when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the fair value is recognized as deferred income on the statement of financial position and is recognized as income in equal amounts over the expected useful life of the related asset.

2.13	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss in the period in which they are incurred.

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date. When an entity breaches an undertaking under a long-term loan agreement on or before the reporting date with the effect that the liability becomes payable on demand, the liability is classified as current, even if the lender has agreed, after the reporting date and before the authorization of the financial statements for issue, not to demand payment as a consequence of the breach. The liability is classified as current because, at the reporting date, the entity does not have an unconditional right to defer its settlement for at least twelve months after that date.

Where the entity expects, and has the discretion, to re-finance or roll over an obligation for at least 12 months after the reporting period under an existing loan facility with the same lender, the liability is classified as non-current.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.14	Employee benefits

Defined contribution plan

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.15	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and- the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.7.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.15	Leases (Continued)

Lease liabilities (Continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are presented in Note 12.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

2.16	Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.16	Taxes (Continued)

Deferred tax (Continued)

Deferred tax assets shall be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless:

(a)	the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: is not a business combination; or at the time of transaction, affects neither accounting profit nor taxable profit (tax loss); and at the time of transaction, does not give rise to equal taxable and deductible temporary differences; and

(b)	in respect of deductible temporary differences associated with interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Goods and Service Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of sales tax except:

(i)	where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

(ii)	receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.18	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.19	Dividends

Equity dividends are recognized when they become legally payable. Interim dividends are recorded in the year in which they are declared payable. Final dividends are recorded in the year in which the dividends are approved by the shareholder.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.20	Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Company.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	both entities are joint ventures of the same third party.
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.
(vi)	the entity is controlled or jointly controlled by a person identified in (a).
(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

  2.21 Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

3. Significant accounting judgements and estimates

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgments made in applying accounting policies

Other than significant judgement made relating to control over BNL as disclosed in Note 1, management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

Revenue recognition from provision of electrical works and installation services

The Group recognizes contract revenue and contract costs from provision of electrical works and installation services for construction projects using input method, based on the actual costs incurred by the Group to date compared with the total budgeted costs for the project to estimate the revenue recognized during the period. The estimated total contract costs are based on contracted amounts, and in respect of amounts not contracted for, management’s estimates of the amounts to be incurred taking into consideration historical trends of the amounts incurred and adjusted for any price fluctuations during the year, where applicable. Notwithstanding that management reviews and revises the estimates of both revenue and total contract costs as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimates and this will affect the revenue and profit recognized.

Management reviews the construction contracts for foreseeable losses whenever there is an indication that the estimated contract revenue is lower than the estimated total contract costs. The carrying amounts of contract assets and contract liabilities arising from provision electrical works and installation services are disclosed in Note 8.

Provision for expected credit losses (“ECL”) of trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables and contract assets is disclosed in Note 24.

The carrying amounts of the Group’s trade receivables and contract assets as at April 30, 2024 and 2025 are disclosed in Note 7 and 8 respectively.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Property, plant and equipment

	Leasehold property	Renovation	Computer software	Computer	Office equipment	Furniture and fittings	Motor vehicles	Testing equipment	Total	Total
	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	USD

Cost:
Balance at May 1, 2023	680,000	152,660	20,440	14,633	207,318	115,556	83,600	4,808	1,279,015	979,787
Additions	-	-	25,981	-	5,400	-	-	-	31,381	24,039
Write-off	-	(29,300)	-	(7,480)	(9,341)	(38,000)	-	-	(84,121)	(64,441)
Balance at April 30, 2024	680,000	123,360	46,421	7,153	203,377	77,556	83,600	4,808	1,226,275	939,385
Additions	-	-	-	-	19,077	395	-	-	19,472	14,917
Disposal	-	-	-	-	-	-	(30,800)	-	(30,800)	(23,594)
Write-off	-	-	-	-	(17,300)	-	-	-	(17,300)	(13,253)
Balance at April 30, 2025	680,000	123,360	46,421	7,153	205,154	77,951	52,800	4,808	1,197,647	917,455

Accumulated depreciation
Balance at May 1, 2023	71,144	112,763	17,032	12,639	188,854	90,137	37,397	4,305	534,271	409,278
Depreciation	19,854	24,672	8,419	1,994	13,606	15,510	18,432	503	102,990	78,895
Write-off	-	(29,300)	-	(7,480)	(9,341)	(38,000)	-	-	(84,121)	(64,441)
Balance at April 30, 2024	90,998	108,135	25,451	7,153	193,119	67,647	55,829	4,808	553,140	423,732
Depreciation	19,854	15,225	20,970	-	10,088	9,310	10,237	-	85,684	65,638
Disposal	-	-	-	-	-	-	(29,431)	-	(29,431)	(22,546)
Write-off	-	-	-	-	(17,300)	-	-	-	(17,300)	(13,253)
Balance at April 30, 2025	110,852	123,360	46,421	7,153	185,907	76,957	36,635	4,808	592,093	453,571

Carrying amount
Balance at April 30, 2024	589,002	15,225	20,970	-	10,258	9,909	27,771	-	673,135	515,653

Balance at April 30, 2025	569,148	-	-	-	19,247	994	16,165	-	605,554	463,884

Leasehold property with carrying amount of SGD569,148 (2024: SGD589,002) is mortgaged to secure bank borrowings (Note 12).

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 12.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Financial assets at fair value through profit or loss

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Keyman life insurance policy, at fair value
At beginning of year	172,412	439,817	336,920
Addition	322,220	-	-
Insurance premium charged to profit or loss	(64,412)	-	-
Increase in fair value through profit or loss	7,280	18,358	14,063
Foreign exchange adjustment	2,317	(17,287)	(13,241)
At end of year	439,817	440,888	337,742

On December 10, 2018 and November 20, 2023, the Group entered into life insurance policies with an insurance company to insure against the death or diagnosis of a terminal illness of a director. Under the policies, the basic sum assured is USD500,000 and USD750,000 respectively. The contracts will be terminated on the occurrence of the earliest of the death of the key management personnel insured or other terms pursuant to the contracts. The Group has paid out total insurance premium with an aggregate amount of USD151,340 and USD235,617 (equivalent to SGD322,220) respectively at the inception of the policies, of which USD111,999 and USD169,000 respectively was financed through bank borrowings (Note 12). The Group may request a surrender of the contracts after the free look period and receive cash back based on the cash value at the date of withdrawal. The initial cash value of the policy is recognized as a financial assets at fair value through profit or loss. The difference between the premium paid and initial cash surrender value of SGD64,412, which represents the prepayments is not significant to the financial statements. The amount is charged to profit or loss during the financial year ended April 30, 2024.

The keyman life insurance policy is pledged to bank to secure banking facilities granted to the Group (Note 12).

This policy is recorded in the financial statements at fair value, represented by the total cash surrender value of the contract stated in the annual statement of this policy (level 3), as disclosed in Note 26.

The currency profile of the Group’s financial assets at FVPL at the end of the reporting date are denominated in United States Dollar.

6. Deferred initial public offering (“IPO”) costs

IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering. These costs include professional fees that are directly attributable to the preparation of the Group’s proposed SEC filing such as legal fees, counsel fees, consulting fees, and related costs. As of April 30, 2025, the accumulated deferred IPO cost was SGD1,049,720 (USD804,139).

7. Trade and other receivables

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Trade receivables
- third parties	1,484,757	996,732	763,544
Less: Allowance for expected credit losses	(59,582)	(49,855)	(38,191)
	1,425,175	946,877	725,353
Other receivables
- shareholders	85,443	81,796	62,660
- third parties	418,862	448,261	343,390
Less: Allowance for expected credit losses	(398,607)	(398,607)	(305,352)
Deposits	227,851	211,404	161,945
Prepayments	31,660	167,865	128,594
	365,209	510,719	391,237

Total trade and other receivables	1,790,384	1,457,596	1,116,590

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade and other receivables (Continued)

Trade receivables are unsecured, non-interest bearing and are generally settled within 35 days (2024: 35 days) credit terms.

Other receivables from shareholders represent proceeds from issuance of share capital of the Company as disclosed in Note 1. The amounts are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

The movement in allowance for expected credit losses of trade and other receivables computed based on lifetime ECL is as follows:

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Trade receivables
At beginning of financial year	50,748	59,582	45,642
Addition/(Reversal)	8,834	(9,727)	(7,451)
At end of financial year	59,582	49,855	38,191

Other receivables
At beginning of financial year	318,886	398,607	305,352
Addition	79,721	-	-
At end of financial year	398,607	398,607	305,352

8. Contract assets/liabilities

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD

Contract assets	3,422,121	4,210,736	3,225,629
Less: Allowance for expected credit losses	(3,303)	(18,117)	(13,879)
	3,418,818	4,192,619	3,211,750

Contract liabilities	581,767	153,113	117,292

Contract assets

Amounts of contract assets represent the Group’s rights to considerations from customers for the provision of construction services, which arise when: (i) the Group completed the relevant services under such contracts; and (ii) the customers withhold certain amounts payable to the Group as retention money to secure the due performance of the contracts for a period of generally 12 months (defect liability period) after completion of the relevant works. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it becomes unconditional and is invoiced to the customer.

The Group’s contract assets are analyzed as follows:

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD

Retention receivables	1,839,910	1,204,920	923,027
Others*	1,578,908	2,987,699	2,288,723
	3,418,818	4,192,619	3,211,750

*	It represents the revenue not yet billed to the customers which the Group has completed the relevant services under such contracts but yet certified by representatives appointed by the customers.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Contract assets/liabilities (Continued)

Contract assets (Continued)

The Group’s contract assets include retention receivables to be settled, based on the expiry of the defect liability period of the relevant contracts or in accordance with the terms specified in the relevant contracts, at the end of the reporting period. The balances are classified as current as they are expected to be received within the Group’s normal operating cycle.

The increase in contract assets is primarily attributable to new electrical projects secured at the end of April 30, 2024 or at the beginning of the financial year ended April 30, 2025, for which the Group has performed preliminary electrical works that have not yet been certified by the main contractor.

The movement in allowance for expected credit losses of contract assets computed based on lifetime ECL was as follows:

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Contract assets
At beginning of financial year	2,491	3,303	2,530
Addition	812	14,814	11,348
At end of financial year	3,303	18,117	13,878

Contract liabilities

The contract liabilities represent the Company’s obligation to transfer services to customers for which the Company has received consideration (or an amount of consideration is due) from the customers.

The decrease in contract liabilities is primarily attributable to the completion of certain electrical projects carried forward from April 30, 2024, which were completed during the financial year ended April 30, 2025.

Set out below is the amount of revenue recognized from:

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD

Amounts included in contract liabilities at the beginning of the year	1,079,387	581,767	445,662
Performance obligations satisfied in previous years	47,081	-	-

Transaction price allocated to remaining performance obligations

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at April 30, 2024 and 2025 may be recognized as revenue in the next reporting periods as follows:

	April 30, 2025	April 30, 2026	April 30, 2027	April 30, 2028	April 30, 2029
	SGD	SGD	SGD	SGD	SGD
Unsatisfied and partially unsatisfied performance obligations as at:
April 30, 2025	-	18,810,005	15,951,564	15,562,861	6,730,809
April 30, 2024	9,681,291	3,911,656	3,911,656	3,911,656	-

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Cash and cash equivalents

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD

Cash at banks	1,868,461	759,891	582,113

10. Share capital

	Number of shares	Par value	Authorized share capital
		USD	USD
Authorized share capital
Ordinary shares of USD0.000025 each	20,000,000,000	0.000025	500,000

	April 30, 2024 and 2025	April 30, 2024 and 2025	April 30, 2024 and 2025
	Number of shares	SGD	USD
Issued and paid-up share capital
Ordinary shares	33,350,000	86,585	66,328

The Company has an initial authorized share capital of USD500,000 divided into 500,000,000 ordinary shares of par value US$0.001 per share. On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward share split and changed the authorized share capital to USD500,000 divided into 20,000,000,000 ordinary shares with a par value of USD0.000025 each.

As disclosed in Note 1, upon completion of the reorganization and subsequent recapitalization by principal of common control, as of April 30, 2024 and 2025, 33,350,000 ordinary shares are issued and outstanding.

The fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

11. Reserves

Merger reserve

Merger reserve represents the difference between the consideration paid by the Company and the share capital of the subsidiaries acquired under common control.

As disclosed in Note 1, the Company entered into a reorganization agreement with Mr. Lim to transfer all the 500,000 shares in BNL amounted to SGD500,000 and 500,000 shares in Herlin amounted to SGD500,000 to its subsidiary, Elec for a total consideration of USD1. As a result, the difference of SGD999,999 is recognized in merger reserve.

On December 12, 2024, director’s loan amounted to SGD200,000 is capitalized by the allotment and issuance of 200,000 ordinary shares in the share capital of a subsidiary BNL to the director. The issued share capital SGD200,000 is capitalized as merger reserve under common control basis of consolidation.

Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

Other reserve

Other reserve represents any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Borrowings

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Borrowings:
Bank borrowings, secured	1,119,444	1,827,409	1,399,885
Lease liabilities	528,585	509,455	390,267
	1,648,029	2,336,864	1,790,152

Current	442,582	500,982	383,777
Non-current	1,205,447	1,835,882	1,406,375
	1,648,029	2,336,864	1,790,152

Bank borrowings are comprised of the following:

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
April 30, 2024				SGD	SGD	SGD	USD
Working capital loan	SGD1,000,000	May 2025	2.25% per annum	209,096	17,885	226,981	166,457
Working capital loan	SGD400,000	October 2028	7.75% per annum	70,271	309,581	379,852	278,566
Insurance premium loan	USD169,000	October 2033	1.5% above USD COF 3 months	16,919	209,946	226,865	166,372
Insurance premium loan	USD111,999	December 2028	0.8% per annum above the bank’s prevailing USD Cost of Funds as determined by the bank	-	150,179	150,179	110,134
Working capital loan	SGD600,000	May 2025	2.25% per annum	125,463	10,104	135,567	99,419
				421,749	697,695	1,119,444	820,948

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
April 30, 2025				SGD	SGD	SGD	USD
Working capital loan	SGD1,000,000	May 2025	2.25% per annum	16,866	-	16,866	12,920
Working capital loan	SGD400,000	October 2028	7.75% per annum	76,594	225,977	302,571	231,785
Insurance premium loan	USD169,000	October 2033	1.5% above USD COF 3 months	18,547	182,392	200,939	153,930
Insurance premium loan	USD111,999	December 2028	0.8% per annum above the bank’s prevailing USD Cost of Funds as determined by the bank	-	146,461	146,461	112,196
Working capital loan	SGD600,000	May 2025	2.25% per annum	10,117	-	10,117	7,750
Working capital loan	SGD1,000,000	January 2030	7.75% per annum	174,618	791,822	966,440	740,340
Invoice financing	SGD181,568	June 2025	7.00% per annum	184,015	-	184,015	140,964
				480,757	1,346,652	1,827,409	1,399,885

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Borrowings (Continued)

For the years ended April 30, 2024 and 2025, the effective interest rate of the Group’s bank borrowings ranged from 2.27% to 8.03% and 2.25% to 7.75%, respectively.

At the end of the financial year, the Group’s bank borrowings are secured by:

(i)	legal assignment of life insurance policies executed by the Group in respect of the name of the director (Note 5); and
(ii)	guarantees and indemnity for all monies by a director of the Group.

Lease liabilities

Group as a lessee

The Group has lease contracts related to leasehold property loan with bank, arranged at floating interest rates. The interest rate implicit in the leases is 3.38% (2024: 2.25% to 3.38%) per annum.

Motor vehicles financing under hire purchase were fully settled during the financial year ended April 30, 2024.

(a)	Carrying amounts of right-of-use assets presented within property, plant and equipment:

	Leasehold property	Motor vehicles	Total	Total
	SGD	SGD	SGD	USD

At May 1, 2023	608,856	46,203	655,059	501,807
Depreciation	(19,854)	(18,432)	(38,286)	(29,329)
At April 30, 2024	589,002	27,771	616,773	472,478
Depreciation	(19,854)	(10,237)	(30,091)	(23,051)
Disposal	-	(1,369)	(1,369)	(1,049)
At April 30, 2025	569,148	16,165	585,313	448,378

(b)	Lease liabilities

The carrying amounts of lease liabilities as of April 30, 2024 and 2025 are SGD528,585 and SGD509,455 respectively. The movements during the years are disclosed in consolidated statements of cash flows.

At the end of the financial year, the Group’s leasehold property loan is secured by mortgage over the Group’s leasehold property (Note 4).

Details of the lease liabilities are as follows:

Type April 30, 2024	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
				SGD	SGD	SGD	USD
Property loan	SGD612,000	August 2044	At the bank’s prevailing CPL Board Rate with monthly rests	20,833	507,752	528,585	387,639

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Borrowings (Continued)

Lease liabilities (Continued)

(b)	Lease liabilities (Continued)

Details of the lease liabilities are as follows: (Continued)

Type April 30, 2025	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
				SGD	SGD	SGD	USD
Property loan	SGD612,000	August 2044	At the bank’s prevailing CPL Board Rate with monthly rests	20,225	489,230	509,455	390,267

(c)	Amounts relating to leases recognized in profit or loss

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Expense relating to short-term leases (included in cost of sales)	29,806	26,320	205,465	157,396
Depreciation of leasehold property and motor vehicles	38,286	38,286	30,091	23,051
Interest expense on lease liabilities	19,571	15,470	17,457	13,373
	87,663	80,076	253,013	198,820

(d)	Total cash outflows

For the years ended April 30, 2023, 2024 and 2025, the Group had total cash outflows for leases of SGD116,685, SGD58,226 and SGD242,052 respectively.

13. Deferred tax liabilities

Movements in deferred tax liabilities during the financial year were as follows:

	At May 1, 2023	Recognized in profit or loss	At May 1, 2024/ April 30, 2024	Recognized in profit or loss	At April 30, 2025	At April 30, 2025
	SGD	SGD	SGD	SGD	SGD	USD
Deferred tax liabilities
Excess of net book value of property, plant and equipment over tax values	96,856	(17,508)	79,348	(11,124)	68,224	52,263

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Trade and other payables

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Trade payables:
- third parties	2,614,237	2,466,430	1,889,406

Other payables:
Amount due to a director	55,899	528,012	404,483
Other payables	10,002	-	-
GST payables, net	49,360	81,365	62,330
Accrued expenses	1,114,498	1,653,569	1,266,714
Dividends payable	-	600,000	459,629
	1,229,759	2,862,946	2,193,156

Total trade and other payables	3,843,996	5,329,376	4,082,562

Trade payables are non-interest bearing and are normally settled within 45 days (2024: 45 days).

The amount due to a director and dividends payable are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

Accrued expenses mainly consist of accrued professional fees and subcontractors’ costs.

15. Provision

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD

Onerous contracts	-	-	-

Movements in provision were as follows:

	Onerous contracts	Onerous contracts
	SGD	USD

Balance at May 1, 2023	130,343	95,587
Utilization	(130,343)	(95,587)
Balance at April 30, 2024 and 2025	-	-

Provision for onerous contracts is in respect of remaining expected losses arising from non-cancellable construction contracts where the expected total contract costs exceed the total contract sum and is expected to be utilized as these contracts progress towards completion.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Revenue

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Disaggregation of revenue
- Electrical works and installation services	21,022,421	22,766,161	11,902,567	9,117,946
- Ad-hoc services	838,739	1,435,673	3,455,820	2,647,327
	21,861,160	24,201,834	15,358,387	11,765,273
Timing of transfer of goods and services
- Over time	21,022,421	22,766,161	11,902,567	9,117,946
- Point in time	838,739	1,435,673	3,455,820	2,647,327
	21,861,160	24,201,834	15,358,387	11,765,273

17. Impairment loss on financial assets

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Allowance/(Reversal) of expected credit losses for
- Trade receivables (Note 7)	50,748	8,834	(9,727)	(7,451)
- Other receivables (Note 7)	119,582	79,721	-	-
- Contract assets (Note 8)	2,491	812	14,814	11,348
	172,821	89,367	5,087	3,897

18. Finance costs

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Interest expense on bank borrowings	27,792	52,697	73,258	56,119
Interest on lease liabilities	19,571	15,470	17,457	13,373
	47,363	68,167	90,715	69,492

19. Other income

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Government grants	54,958	10,930	10,700	8,198
Interest income	381	149	158	121
Foreign exchange gain	-	9,698	-	-
Fair value changes on financial assets at fair value through profit or loss	5,247	7,280	18,358	14,063
Insurance claims	-	-	4,282	3,280
Gain on disposal of plant and equipment	-	-	2,631	2,015
Rental income	-	12,010	-	-
Sundry income	17,752	9,805	8,652	6,628
	78,338	49,872	44,781	34,305

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Cost of sales and administrative expenses

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Cost of sales include the following:
Subcontractors’ charges	13,943,481	11,248,967	7,184,250	5,503,486
Employee benefits expense
- Salaries and related costs	1,194,115	1,468,350	1,755,522	1,344,815

Administrative expenses include the following:
Employee benefits expense
- Salaries and related costs	855,265	646,290	1,014,897	777,461
- Defined contribution plan	142,569	143,425	187,915	143,952
- Staff welfare	28,729	35,675	53,550	41,022
Legal and professional fees	52,897	101,608	529,059	405,285
	1,079,460	926,998	1,785,421	1,367,720

21. Income tax expense/(benefit)

Caymans Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law.

Singapore

BNL Engineering Private Limited and Herlin Pte. Ltd. are subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The standard corporate income tax rate in Singapore is 17%.

The major components of income tax expense/(benefit) recognized in profit or loss for the years ended April 30, 2023, 2024 and 2025 were:

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Current income tax expense/(benefit)
Current year’s provision	28,036	33,361	19,145	14,666
Under/(Over) provision in prior financial year	28,091	-	(26,072)	(19,972)
	56,127	33,361	(6,927)	(5,306)
Deferred income tax
Origination and reversal of temporary differences	(18,596)	(17,508)	(11,124)	(8,522)
	37,531	15,853	(18,051)	(13,828)

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Income tax expense/(benefit) (Continued)

Relationship between tax expense/(benefit) and accounting profits

A reconciliation between tax expense/(benefit) and the product of accounting profits multiplied by Singapore corporate income tax rate for the financial years ended April 30, 2023, 2024 and 2025 were as follows:

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Profit before income tax	821,266	2,023,322	24,929	19,098

Tax calculated at tax rate of 17% (2024 and 2023: 17%)	139,615	343,965	4,238	3,247
Effects of:
Income not subject to tax	(322,318)	(73,980)	(6,330)	(4,849)
Expenses not deductible for tax purposes	16,469	21,114	90,442	69,284
Tax concessions and deductions	(41,854)	(17,425)	(17,425)	(13,348)
Deferred tax assets not recognized/(utilized)	217,528	(257,821)	(62,904)	(48,189)
Under/(Over) provision in prior financial year	28,091	-	(26,072)	(19,973)
	37,531	15,853	(18,051)	(13,828)

Unrecognized deferred tax assets

The movement in unrecognized deferred tax assets is shown below:

	Capital allowances	Tax losses	Donations	Total
	SGD	SGD	SGD	SGD

At May 1, 2022	138,214	2,222,748	5,000	2,365,962
Addition	-	1,273,144	8,750	1,281,894
At April 30, 2023	138,214	3,495,892	13,750	3,647,856
(Utilization)/Addition	-	(1,540,331)	23,738	(1,516,593)
At April 30, 2024	138,214	1,955,561	37,488	2,131,263
Addition/(Utilization)	22,367	(397,889)	5,500	(370,022)
At April 30, 2025	160,581	1,557,672	42,988	1,761,241

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Deferred tax assets not recognized	620,136	362,315	299,411	229,363

Deferred tax assets have not been recognized in respect of the capital allowances, unutilized tax losses and donations because it is not probable that future taxable profit will be available against which the Group can utilize the benefits due to unpredictability of future profit streams. There is no expiry date for the capital allowance and unutilized tax losses.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. Significant related party transactions and balances

In addition to the related party information disclosed elsewhere in the financial statements, the following were significant related party transactions at rates and terms agreed between the Group and the related parties during the year:

Transaction with related parties

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Director
Advance from/Payment on behalf	(712,503)	(91,741)	(818,707)	(627,169)
Repayment to	386,644	50,150	346,597	265,510

Subsidiary
Revenue from electrical works and installation services	105,408	4,146,774	1,067,593	817,828
Subcontractors’ costs	(634,441)	(3,617,741)	(1,005,000)	(769,879)
Purchases	3,550	2,230	-	-
Rental charged	-	4,000	12,000	9,193

Balances with related parties

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
Non-trade receivables
Shareholders(1)	83,538	85,443	81,796	62,660

Non-trade payables
Director(2)	14,308	55,899	528,012	404,483
Dividends payable(2)	-	-	600,000	459,629

(1)	Other receivable from shareholders is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

(2)	The amount due to a director is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any directors (whether executive or otherwise) of the Group.

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Salaries and related costs	268,132	188,132	167,000	127,930
Defined contribution plan	35,700	27,336	26,282	20,133
	303,832	215,468	193,282	148,063

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the CEO (“Chief Executive Officer”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the provision of electrical installation and licensing services for greenfield, brownfield and ad hoc electrical installation projects. No operating segments have been aggregated to form the following reportable operating segment.

The Group’s non-current assets are based in Singapore.

The Group’s revenue is derived from Singapore.

Information about major customers

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD

Customer A	15,381,429	12,637,595	4,697,422	3,598,454
Customer B	1,125,466	4,759,149	-	-
Customer C	-	-	2,676,037	2,049,975
Customer D	-	-	2,302,648	1,763,941
	16,506,895	17,396,744	9,676,107	7,412,370

24. Financial risk management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating

●	External credit rating

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Actual or expected significant changes in the operating results of the debtor

●	Significant increases in credit risk on other financial instruments of the same debtor

●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Credit risk (Continued)

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

April 30, 2025	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			SGD	SGD	SGD	USD
Trade receivables	II Note 1	Lifetime ECL (Simplified)	996,732	(49,855)	946,877	725,353
Contract assets	II Note 1	Lifetime ECL (Simplified)	4,210,736	(18,117)	4,192,619	3,211,750
Other receivables (excluded prepayments)	III Note 2	Lifetime ECL (Simplified)	741,461	(398,607)	342,854	262,643
Cash and cash equivalents	I Note 3	12-month ECL	759,891	-	759,891	582,113
				(466,579)

April 30, 2024	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			SGD	SGD	SGD	USD
Trade receivables	II Note 1	Lifetime ECL (Simplified)	1,484,757	(59,582)	1,425,175	1,045,155
Contract assets	II Note 1	Lifetime ECL (Simplified)	3,422,121	(3,303)	3,418,818	2,507,201
Other receivables (excluded prepayments)	III Note 2	Lifetime ECL (Simplified)	732,156	(398,607)	333,549	244,610
Cash and cash equivalents	I Note 3	12-month ECL	1,868,461	-	1,868,461	1,370,241
				(461,492)

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Credit risk (Continued)

Trade receivables and contract assets (Note 1)

For trade receivables and contract assets, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Group has identified the country risk, real gross domestic product (GDP) growth rate and unemployment rate in which it sells goods and services to be the most relevant factor and the historical loss rates are adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

April 30, 2025	Trade receivables and contract assets	ECL	Trade receivables and contract assets, net	Trade receivables and contract assets, net
	SGD	SGD	SGD	USD
Not past due	4,392,285	(20,538)	4,371,747	3,348,970
< 30 days	715,879	(10,902)	704,977	540,047
31 days to 60 days	36,483	(989)	35,494	27,190
61 days to 90 days	47,718	(20,440)	27,278	20,896
91 days to 120 days	-	-	-	-
>120 days	15,103	(15,103)	-	-
	5,207,468	(67,972)	5,139,496	3,937,103

April 30, 2024	Trade receivables and contract assets	ECL	Trade receivables and contract assets, net	Trade receivables and contract assets, net
	SGD	SGD	SGD	USD
Not past due	4,407,717	(4,252)	4,403,465	3,229,294
< 30 days	411,649	(26,995)	384,654	282,087
31 days to 60 days	54,065	(7,899)	46,166	33,856
61 days to 90 days	-	-	-	-
91 days to 120 days	-	-	-	-
>120 days	33,447	(23,739)	9,708	7,119
	4,906,878	(62,885)	4,843,993	3,552,356

Contract assets that are not past due make up majority of the receivables.

Subsequent to the financial year ended April 30, 2025:

-	More than 98% of trade receivables were collected.

-	Except for those retention receivables which monies will only be released upon the expiry of the defect liability period as specified in the contracts, more than 70% of the contract assets have been billed and collected.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Credit risk (Continued)

Other receivables (Note 2)

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has significant increase in the credit risk since the initial recognition of an other receivable due from a third party amounted to SGD398,607 (equivalent to USD305,352). Accordingly, the Group recognized the impairment loss allowance using Lifetime ECL. As of April 30, 2024 and 2025, the other receivable from a third party was fully impaired. The net other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets has not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and cash equivalents (Note 3)

The Group held cash and bank balances with banks which are rated AA1 and A1 based on Moody’s and are considered to have low credit risk. The cash balances are measured on 12-month expected credit losses and subject to immaterial credit loss.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has no significant concentration of credit risk other than balances with 3 customers (2024: 3 customers) which represent 67% (2024: 76%) of total trade receivable. Retention sums from 3 customers (2024: 1 customer) represented 55% (2024: 78%) of total retention sum receivable. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations and bank borrowings, if necessary. The director is satisfied that funds are available to finance the operations of the Group.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities

The table below summarizes the maturity profile of the Group’s financial liabilities at the end of reporting year based on contractual undiscounted repayments obligations:

	Carrying value	Contractual cash flows	Within 1 year	Within 2 to 5 years	After 5 years
	SGD	SGD	SGD	SGD	SGD
April 30, 2025
Trade and other payables (excluded GST payables)	5,248,011	5,248,011	5,248,011	-	-
Borrowings	2,336,864	2,764,287	614,056	1,408,360	741,871
Total	7,584,875	8,012,298	5,862,067	1,408,360	741,871

April 30, 2024
Trade and other payables (excluded GST payables)	3,794,636	3,794,636	3,794,636	-	-
Borrowings	1,648,029	1,949,132	499,592	652,574	796,966
Total	5,442,665	5,743,768	4,294,228	652,574	796,966

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from their borrowing.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest-bearing financial instruments at the end of the year.

As at the end of the reporting year, if the interest rates had been 1% (2024: 1%) higher/lower with all other variables held constant, the Group’s profit before income tax would have been approximately SGD27,000 (2024: SGD16,000) lower/higher, arising mainly as a result of higher/lower interest expenses on floating rate borrowing. The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (USD).

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Foreign currency risk (Continued)

At the end of each reporting year, the Group’s exposure to foreign currency risk is as follows:

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Financial assets
Financial assets at fair value through profit or loss	439,817	440,888	337,742
Cash and cash equivalents	8,861	3,397	2,602
	448,678	444,285	340,344
Financial liabilities
Borrowings	317,076	347,400	266,126
	317,076	347,400	266,126
Net exposure	131,602	96,885	74,218

A 1% (2024: 1%) strengthening/weakening of Singapore Dollar against the foreign currency denominated balances as at the end of the reporting year would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss
	April 30, 2023	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	SGD	USD
USD against SGD
- Strengthened	254	1,316	969	742
- Weakened	(254)	(1,316)	(969)	(742)

25. Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	April 30, 2024	April 30, 2025	April 30, 2025
	SGD	SGD	USD
Financial assets measured at amortized cost
Trade and other receivables (excluded prepayments)	1,758,724	1,289,731	987,996
Contract assets	3,418,818	4,192,619	3,211,750
Cash and cash equivalents	1,868,461	759,891	582,113
Total financial assets measured at amortized cost	7,046,003	6,242,241	4,781,859

Financial liabilities measured at amortized cost
Trade and other payables (excluded GST payables)	3,794,636	5,248,011	4,020,232
Borrowings	1,648,029	2,336,864	1,790,152
Total financial liabilities measured at amortized cost	5,442,665	7,584,875	5,810,384

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. Fair value of assets and liabilities

Fair value hierarchy

The Group categorizes fair value measurements using a fair value hierarchy that is dependent on the valuation inputs used as follows:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Group can access at the measurement date,

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 – Unobservable inputs for the asset or liability.

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Fair value of financial instruments carried at fair value

The following table shows an analysis of each class of assets measured at fair value at the reporting date:

	Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total	Total
	SGD	SGD	SGD	SGD	USD
April 30, 2025
Financial assets:
At fair value through profit or loss	-	-	440,888	440,888	337,742

April 30, 2024
Financial assets:
At fair value through profit or loss	-	-	439,817	439,817	336,920

The Group has no financial instruments under Level 1 and Level 2 in both financial years. The fair value of the keyman life insurance included unobservable inputs that are not developed by the Group. The fair value of the financial instruments is determined using the annual statement of value of the insurance policy provided by insurer without adjustment. There have no changes in the valuation techniques during the financial year.

Assets and liabilities not measured at fair value

The carrying amount of the current financial assets and current financial liabilities that are not carried at fair value approximate their respective fair value as at the end of the reporting year due to the relatively short-term maturity of these financial instruments.

The fair value of non-current financial liabilities that is not carried at fair value in relation to borrowings as disclosed in Note 12 to the financial statements approximate its fair value as the borrowings is subject to interest rates close to market rate of interest for similar arrangements and frequent re-pricing by the financial institutions.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximize shareholder value. The capital structure of the Group comprises issued share capital, reserves and retained earnings.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the years ended April 30, 2023, 2024 and 2025.

28. Commitments and contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such a claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claim and litigation as of April 30, 2023, 2024 and 2025, and through the issuance date of these consolidated financial statements.

29. Dividends paid

During the financial year ended April 30, 2023, subsidiary Herlin Pte. Ltd. declared an interim exempt (one-tier) dividend of SGD0.30 and SGD0.20 per share amounting to a total of SGD150,000 and SGD100,000 respectively for the financial year ended April 30, 2023.

During the financial year ended April 30, 2024, subsidiary Herlin Pte. Ltd. declared an interim exempt (one-tier) dividend of SGD0.50 and SGD0.40 per share amounting to a total of SGD250,000 and SGD200,000 respectively for the financial year ended April 30, 2024.

During the financial year ended April 30, 2025, subsidiary Herlin Pte. Ltd. declared interim exempt (one-tier) dividends of SGD0.40, SGD0.60 and SGD2.20 per share amounting to a total of SGD200,000, SGD300,000 and SGD1,100,000 respectively for the financial year ended April 30, 2025.

30. Events after reporting period

The Group evaluated all events and transactions that from April 30, 2025 up through September 15, 2025 which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements except below:

On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward share split and changed the authorized share capital to USD500,000 divided into 20,000,000,000 ordinary shares with a par value of USD0.000025 each (Note 1).

On August 13, 2025, the Company completed its initial public offering. In this offering, the Company issued 1,650,000 ordinary shares at a price of USD4.00 per share. The Company received gross proceeds in the amount of US$6,600,000 before deducting any underwriting discounts or expenses. The ordinary shares began trading on August 13, 2025 on the Nasdaq Capital Market under the ticker symbol “MAGH”.

