Form 20-F/A
period 2025-04-30
Magnitude International Ltd
filed 2026-03-03
CIK 2046117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No.1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the annual report on Form 20-F of Magnitude International Ltd (the “Company”) amends its annual report on Form 20-F for the year ended April 30, 2025 as originally filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2025 (the “Original Filing”).

This Amendment No. 1 is being filed to:

●	supplement the disclosures under Item 15 of the Original Filing to disclose the conclusions of our principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and procedures as of April 30, 2025; and

●	amend disclosures under Item 16K of the Original Filing to include the Company’s cybersecurity risk management, strategy, and governance framework, and to confirm that the Company has not experienced any material cybersecurity incidents in the last three fiscal years, in accordance with Item 16K of Form 20-F; and

●	amend the list of exhibits in “Item 19. Exhibits” of the Original Filing to reflect the filing of the certification of principal executive officer and principal financial officer pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, as required under Rules 13a-14 and 15d-14 of the Exchange Act.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing. Other than as expressly stated in this Amendment No. 1, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Original Filing or reflect any events that have occurred after the Original Filing was filed on September 15, 2025. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original Filing are true and complete as of any date subsequent to September 15, 2025. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the documents filed with or furnished to the SEC by the Company subsequent to September 15, 2025, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Amendment No. 1.

As required by Rules 13a-14 and 15d-14 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

Prior to the completion of the initial public offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of the initial public offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

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

Up to four years (excluding defect liability period)
Project identification, tender/quotation
Project planning, procurement and subcontracting
Project implementation
Work completion and defect liability period
Tender/quotation inquiry/invitation
Preliminary feasibility assessment
Quotation from subcontractors and suppliers
Submission of tender/quotation
Post-tender interview (for tenders only)
Notification of tender/quotation result
Formation of project team
Finalization of design
Finalize contracts with customers
Material plan and work plan
Work with subcontractors
Purchase of raw materials
Quality check on raw materials delivered
Monitor progress
Work by sub-contractors
Regular report to customers
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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective in all material respects as of April 30, 2025 to ensure that material information required to be disclosed by us under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported on a timely basis in accordance with the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2025 using the Company’s internal standard operating procedures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of April 30, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended April 30, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16K. CYBERSECURITY

Although we are unable to eliminate all risks associated with cybersecurity threats and we cannot provide full assurance that our cybersecurity risk management processes will be fully complied with or effective, we have adopted policies and procedures that are designed to facilitate the identification, assessment, and management of those risks, including any such risks that have the potential to be material.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk. Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements of Magnitude International Ltd and its subsidiaries are included at the end of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Magnitude International Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1*	Memorandum and Articles of Association of the Registrant

3.2*	Unanimous written resolutions of the then shareholders of the Registrant approving the amendment to Memorandum of Association of the Registrant, passed on May 27, 2025

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.2*	Form of Director’s Agreement between the Registrant and each of the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4*	Sub-Contract Agreement dated April 15, 2024 between BNL Engineering Pte Ltd and Contractor

10.5*	Sub-Contract Agreement dated August 24, 2023 between BNL Engineering Pte Ltd and Contractor

12.1**	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4*	Code of Business Conduct and Ethics of the Registrant

* Previously field on Form F-1 as filed with the Securities and Exchange Commission on July 29, 2025 and incorporated herein by reference.

** Filed herewith

# Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Signature	Title	Date

/s/ Lim Say Wei		March 3, 2026
Lim Say Wei	Director and Chief Executive Officer (principal executive officer)

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
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

