Form 20-F
period 2026-04-30
Magnitude International Ltd
filed 2026-09-17
CIK 2046117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended April 30, 2026

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

35,000,000 Ordinary Shares, $0.000025 par value, at April 30, 2026

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

REFERENCES

In this Annual Report, the terms “we,” “our,” “us” and the “Company” refer to Magnitude International Ltd and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Elec Power Ltd (“Elec”), incorporated in British Virgin Islands; (ii) BNL Engineering Private Limited (“BNL”), incorporated in Singapore; (iii) Herlin Pte. Ltd. (“Herlin”), incorporated in Singapore and (iv) IST Solutions (APAC) Pte Ltd (“IST”), incorporated in Singapore. Magnitude International Ltd is incorporated in the Cayman Islands, as a holding company and does not conduct any business operations. Herlin and BNL are indirect wholly-owned operating subsidiaries and conduct business operations in Singapore. Elec Power Ltd is a wholly-owned subsidiary incorporated in the British Virgin Islands and serves as the intermediate holding company.

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

During the fiscal years ended April 30, 2024, 2025 and 2026, total revenue derived from our five largest customers accounted for approximately 85.5%, 76.7% and 82.5% of our total revenue, respectively, and our largest customer accounted for approximately 52.2%, 30.6% and 23.4% of our revenue, respectively. As we did not enter into any long-term contracts with any of our five largest customers, and our services are provided to them on a project-by-project basis and are non-recurring in nature, our ability to obtain new business from them and to maintain good business relationships with them is subject to the stability of their operations and to their business strategies, both of which are beyond our control and our ability to predict. If our key customers decide to change their business strategies, such as downsizing their business or suspending or ceasing their development or expansion plans, their demand for our services may fall or they may switch to only working with contractors that are willing to offer highly competitive tender/quotation prices or a longer progress payment period or to accept less commercially favorable terms. Any significant decrease in the number or contract value of projects obtained from our key customers and/or their significant delay in or failure to make payments could lead to loss of revenue and/or affect our liquidity and thus adversely affect our business. Accordingly, if we are unable to enter into business relationships with new customers to diversify our customer portfolio, our business may be adversely affected.

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

During the fiscal years ended April 30, 2024, 2025 and 2026, we derived all of our revenue from contracts awarded through a competitive tender process and the contracts are not recurring in nature. The growth of our business depends on our tendering successfully. Our existing customers are not under any contractual obligation to give us the first right for any future projects nor are they obliged to enter into any contracts with us or engage our services for their subsequent projects. We have to go through a new tender process with them for each new project. Even if we are awarded with the contract in the end, there is no assurance that the terms and conditions of the new contract will be substantially the same as the old one. New tender is generally more challenging as we are not familiar with the working style and underlying requirements of new customers, thus our chances of success are more uncertain. For each new tender, there is no assurance that (i) we would be able to meet the prerequisite requirements for tendering; (ii) we would be invited to or made aware of the tender process; (iii) the terms and conditions of the new contracts would be comparable to the existing contracts or commercially acceptable to us; and (iv) our tender would ultimately be selected by our existing or potential customer. In order to enhance our competitiveness in the tender process, we may have to agree to a contract price that is lower than our proposed tender price and/or offer more favorable terms to our customers. Even if we are prepared to do so, there is still no assurance that we will be awarded with the contract, thus we cannot guarantee that there will be sufficient new and sizeable projects in our pipeline to sustain our business and maintain or improve our current results of operations and financial conditions.

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

All our assets and business operations are located in Singapore and all of our revenue during the fiscal years ended April 30, 2024, 2025 and 2026 was derived from Singapore. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments primarily in Singapore. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as minimum wage), as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to a reduction in investment/development in the real estate sector and, in turn, affect our business, results of operations, financial condition and business prospects. Our directors anticipate that Singapore will continue to be the principal base of our business operations in the near future. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Singapore, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the construction industry (such as labor safety rules), foreign investment, foreign labor, taxation and ownership and expropriation of property, as well as environmental or health and safety matters, in Singapore.

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

During the fiscal year ended April 30, 2026, our subcontracting costs, material costs, project-related employee benefit expenses and miscellaneous project expenses amounted to approximately S$4.1 million, S$9.2 million, S$3.7 million and S$0.1 million, respectively, which accounted for approximately 23.9%, 53.9%, 21.6% and 0.6% of our total cost of sales. Other indirect costs include management costs, staff costs, administrative costs, finance costs and sales and distribution expenses. If material costs, labor costs and/or other indirect costs increase, our subcontractors may pass on the increase in their costs to us by increasing their subcontracting fees. If these costs continue to rise and we fail to pass on the increase to our customers, it could adversely impact our financial condition, operating results and cash flows.

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

Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of April 30, 2025 and 2026, over 80.0% of our workforce was made up of foreign employees (including site workers and other employees) for both years. Any shortage in the supply of foreign workers, increase in foreign worker levy, or FWL, for foreign workers, or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is subject to the policies and regulations imposed by the Ministry of Manpower, or MOM. For example, the MOM imposes a quota on the number of foreign workers that the main contractor and its subcontractors can employ in respect of each construction project. The tightening of such quota could affect our operations and accordingly our business and financial performance. Any changes in the policies of the foreign workers’ countries of origin may also affect the supply of foreign labor and cause disruptions to our operations which in turn may result in a delay in the completion of our projects. The MOM also imposes FWL for foreign workers (subject to changes as and when announced by the Singapore government) whereby the FWL for basic skilled workers under the construction sector is set at S$300-950 per head (varies by source country) as of the date of this Annual Report, and sets minimum standard for dormitories for foreign workers. Any increase in FWL or the cost of dormitories for foreign workers will increase our operating expenses and will affect our financial performance.

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

As of April 30, 2026, our backlog was approximately S$85.0 million, which represented the total estimated contract value of works that remained to be completed as of that date. The total value of the backlog represents all amounts that are expected to be received as of the relevant date under the terms of signed agreements, assuming the agreements are performed in accordance with their terms.

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

Our projects are labor intensive. For any given project, we need to involve a large number of workers from different trades with different skills. Between 2018 and 2023, the number of residents employed in the construction industry in Singapore declined at a compounded annual rate of approximately 2.0%, and it is expected to decline further due to the aging workforce and the tertiary industry competing for workers in Singapore. The shortage in local labor has also driven up local labor costs, especially for skilled workers, and this, in turn, has caused our subcontractors to increase their subcontracting costs as they face the same labor shortage problem. As a result, we have been employing foreign workers in Singapore to make up for the local labor shortage and to reduce our labor costs. As of April 30, 2025 and 2026, over 80.0% of our total number of employees were foreign employees for both years. Any shortage in the supply of foreign labor or any unfavorable change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore, such as a substantial increase in FWL, a substantial decrease in quota for foreign workers or any additional restriction on the types of foreign labor that we can employ, may materially and adversely affect our operations and financial performance. Any increase in FWL will also increase our operating expenses and affect our results of operations and financial condition. Any increased difficulty in recruiting and/or retaining foreign labor or any material adverse change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore could affect our ability and costs to recruit, retain or replace foreign workers and if we do not have sufficient workforce to implement our current or future projects in a timely manner within our budget, our business, results of operations, financial condition and business prospects will be materially and adversely affected.

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

During the fiscal years ended April 30, 2024, 2025 and 2026, our revenue was approximately S$24.2 million, S$15.4 million and S$19.1 million, respectively, representing a negative compound annual growth rate of 11.3% per year from April 30, 2024 to April 30, 2026. There is an inherent risk in using such historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions, especially in situations like the unprecedented COVID-19 pandemic. We may be unable to sustain our historical growth rate, revenue and net profit margin for various reasons, such as deterioration in the market conditions in Singapore, intensification of competition among main contractors, labor shortage, inflation and other unforeseen factors which may delay the completion of our projects, reduce the number of projects awarded to us and/or reduce the profit margins of our projects. There is no assurance that we will be able to achieve the performance we previously did. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance.

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

Approximately one-third of our projects during the fiscal years ended April 30, 2024 required us to provide performance bonds issued by banks or insurance companies backed by cash or other collateral and/or guarantees in favor of our customers to secure our performance under the project contracts with our customers. As of April 30, 2025, we have purchased insurance bonds to secure performance bond with an aggregate value of S$1.47m. As of April 30, 2026, we did not purchase any insurance bond to secure performance bond as our main contractors did not require them for our new projects. The use of substantial amounts of cash collateral to secure performance of our projects may adversely affect our liquidity position as well as our ability to secure further bank financing. If we fail to provide the performance bonds required under the project contracts with our customers, our customers will have the right to terminate such contracts with us. If such contracts are terminated, our business, results of operations and financial condition may be materially and adversely affected. If we fail to perform our obligations under the project contracts, the banks or insurance companies will compensate our customers up to the amount of the performance bond on demand. We will then become liable to compensate the banks or insurance companies, as applicable, or our collateral could be seized. In such circumstances, our business, results of operations and financial condition will be adversely affected.

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

Our executive officers have no experience in operating a U.S. public company, or interacting with public company investors or complying with the complex laws pertaining to public companies, which makes our ability to comply with these laws, rules and regulations uncertain. Such regulatory scrutiny or sanctions resulting from compliance challenges could harm our reputation and share price and divert our management’s attention.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Our disclosure and internal controls relating to financial reporting may not be effective. We may not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis to enable us to implement financial controls. Additionally, we may face challenges in hiring and retaining a sufficient number of qualified employees on acceptable terms. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, and together with adequate disclosure controls and procedures, are designed to prevent fraud.

As a result of these factors, we may experience difficulties in establishing management, legal, and financial controls, collecting financial data, and preparing financial statements, books of account, and corporate records that meet IFRS standards. We may also have made and may continue to make errors in the financial statements included or to be included in our public filings due to the lack of internal controls over financial reporting.

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

Although our current cash and cash equivalents, anticipated cash flows from operating activities and existing financial resources will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

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

Risks Relating to Our Ordinary Shares

The Company’s Ordinary Shares are listed on Nasdaq, but trading in its shares has been halted for an extended period, and it has received a delisting determination letter from Nasdaq based on potential market manipulation. The Company is appealing the determination, but there is no guarantee that it will be able to maintain its listing or that its shares will resume trading.

On August 3, 2026, the Company received a delisting determination letter from Nasdaq citing the potential for one or more third parties to engage in misconduct impacting a company’s securities pursuant to Nasdaq Listing Rule IM-5101-4. The notice stated that the Company’s ordinary shares were subject to delisting unless the Company appealed the determination to a Listing Qualifications Hearings Panel. This determination follows a temporary trading suspension issued by the SEC from December 5, 2025, which remained in effect through December 18, 2025, after which Nasdaq halted trading on December 19, 2025.

As of the date of this annual report, the Company has filed an appeal with the Hearings Panel, which stays the delisting action pending the panel’s decision. There can be no assurance that the Hearings Panel will rule in the Company’s favor, or that its ordinary shares will ever resume trading or ultimately remain listed on Nasdaq.

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

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares, or the perception that such sales could occur, may adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 35,000,000 Ordinary Shares outstanding. These shares are freely tradable without restriction or further registration under the Securities Act, while shares held by affiliates or other existing shareholders may also be sold in the public market in the future, subject to the restrictions under Rule 144 and Rule 701 of the Securities Act, as applicable.

We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder, or the availability of these securities for future sale, will have on the market price of our Ordinary Shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. Such short seller attacks and negative publicity have occurred in the past and may occur again in the future, which can lead to sharp market sell-offs and downward pressure on our share price. If we become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our directors have complete discretion as to whether to distribute dividends, subject to certain requirements of the relevant laws. Even if our directors decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares.

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

We have incurred and will continue to incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

We have incurred and will continue to incur additional legal, accounting and other expenses as a public reporting company, particularly if we cease to qualify as an emerging growth company under the JOBS Act. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will continue to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate all of the additional costs we may incur as a result of our ongoing status as a public company or the timing of such costs.

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

On August 13, 2025, the Company completed its IPO of 2,200,000 Ordinary Shares (consisting of 1,650,000 new Ordinary Shares issued and sold by the Company and 550,000 Ordinary Shares sold by the selling shareholder, XJL International Ltd, Mr. Lim’s wholly-owned nominee company) at a public offering price of US$4.00 per share, raising an aggregate of US$8.8 million in gross proceeds.

As of the date of this Annual Report, the Company had 35,000,000 Ordinary Shares issued and outstanding.

Corporate Structure

Our Group comprises our two principal operating subsidiaries, Herlin and BNL.

Herlin was incorporated in Singapore as a private company with limited liability on March 23, 2012. It was established by Mr. Lim, the Company’s Chief Executive Officer, or CEO, to provide electrical installation and licensing services for brownfield electrical installation projects in both the private and public sectors in Singapore. Since its incorporation, Herlin has strengthened its workforce, expanded its services and attained a BCA workhead registration with the capabilities to provide a full range of electrical installation services, particularly specializing in the replacement of high-tension and low-tension electrical installation works. In addition, Herlin has been accredited with various industry certifications for risk management, health and safety standards and quality assurance. Over the years, Herlin has established a solid track record of successful projects, particularly within the hospitality industry.

BNL was incorporated in Singapore as a private company with limited liability on November 5, 2012. It was established by Mr. Lim and a business partner, to provide electrical installation and licensing services for greenfield electrical installation projects in both the private and public sectors in Singapore. Recognizing the lack of comprehensive project management services in the industry for greenfield electrical installation projects, BNL is dedicated to delivering value-added services with a skilled in-house team of licensed professionals and various BCA workhead registrations, specializing in electrical installations and certification services. Over the years, BNL has built up a growing portfolio of successful projects, particularly within the residential property market and public sector. Mr. Lim completed the acquisition of his business partner’s entire 60% equity stake of BNL on April 5, 2023.

The chart below sets out our corporate structure as of the date of this Annual Report.

Notes:

(1)	A company wholly-owned by Mr. Lim.

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

Recent Developments

Following an extended trading halt in the Company’s securities since December 5, 2025, on August 5, 2026, the Company issued a Form 6-K and a press release, announcing the receipt of a Staff Delisting Determination from Nasdaq on August 3, 2026 notifying the Company that Nasdaq staff has determined to delist the Company’s securities pursuant to its discretionary authority under Nasdaq Listing Rule IM-5101-4. Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” Nasdaq believes that third-party price manipulation indicates insufficient liquidity for fair and orderly markets, making delisting consistent with investor protection and the public interest.

The Company has requested a hearing before a Hearings Panel pursuant to Nasdaq Listing Rule 5815 as of the date of this Annual Report. The request for a hearing will result in an automatic stay of any delisting action pending the issuance of a decision by the Hearings Panel. The Company’s securities will, however, remain subject to the existing trading halt unless and until Nasdaq lifts the halt.

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

Controlled Company

We are a “controlled company” as defined under Nasdaq corporate governance rules because Mr. Lim, through XJL International Ltd., owns 62.46% of our total issued and outstanding share capital. As Mr. Lim holds more than 50% of the aggregate voting power, we are eligible to rely on exemptions from certain Nasdaq corporate governance rules available to controlled companies. See “Management — Controlled Company Exemptions.”

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

Overview

We have over 13 years of experience in providing electrical installation services to customers in both the private and public sectors in Singapore. Electrical installation is the process of installing electrical wiring and equipment/systems in a building. It includes the planning, design, material selection, installation, testing, commissioning and certification of the electrical equipment/systems to be installed. Electrical engineering sector is a vital part of the construction industry as it provides buildings with power for lighting, electrical appliances and other electrical equipment/systems all in a safe, functional and energy efficient manner.

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

For the fiscal years ended April 30, 2024, 2025 and 2026, we completed a total of 10, 2 and 1 greenfield electrical installation projects respectively. For April 30, 2024, we completed 7 brownfield A&A electrical projects and for April 30, 2025, we completed 4 brownfield A&A electrical projects and for April 30, 2026, we completed 4 brownfield A&A electrical projects. In addition, during the fiscal years ended April 30, 2024, 2025 and 2026, (i) we generated revenue of approximately S$24.2 million, S$15.4 million and S$19.1 million, respectively; (ii) approximately 60.5%, 63.3% and 77.1% of our revenue was derived from greenfield electrical installation projects and approximately 33.6%, 14.5% and 16.9% of our revenue was derived from brownfield A&A electrical projects, respectively; and (iii) 100%, 76.7% and 63.9% of our projects (in terms of revenue) were in the private sector respectively. For the fiscal years ended April 30, 2024, 2025 and 2026, the revenue from our largest project in terms of revenue recognized accounted for approximately 24.4%, 17.2% and 21.8% of our total revenue recognized for the corresponding periods. The backlog of our projects as of April 30, 2026, which represents the total estimated contract value of works (including adjustments and variation orders) that remain to be completed pursuant to the terms of the outstanding contracts as of April 30, 2026, and assuming performance in accordance with the terms of the contract, was approximately S$85.0 million.

Our Competitive Strengths

We have over 13 years of established track record in the provision of quality, timely and reliable electrical installation services

We have over 13 years of established track record in the provision of quality, timely and reliable electrical installation services in Singapore that covers a range of greenfield and brownfield electrical installation projects, including electrical installation for private and public housing, commercial and mixed-use developments as well as other types of public facilities and various types of A&A works. Our technical team comprises project managers, electrical engineers, qualified building construction safety supervisors, BCA-certified Core Trade foremen and tradesmen, BCA-certified safety coordinator, and LEW at the Professional Engineer and Technician grade licensed by the Energy Market Authority. Collectively, they possess many years of experience in electrical installation works. Our team of technical staff, under the leadership of our executive directors and senior management, can evaluate a project’s specifications, resource needs and level of difficulty accurately. This helps us to tackle all the challenges that we may face during the execution of a project and ensure that we can complete the project based on our customer’s requirements in an efficient manner. We believe that our experienced management team and team of technical staff as well as our capabilities in the provision of quality, timely and reliable electrical installation services have helped to build our reputation in the electrical engineering sector of the construction industry in Singapore.

We are committed to risk management, health and safety standards, quality assurance and environmental impact control

We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We have been accredited with ISO 9001:2015 (quality management), OHSAS 18001 and subsequently ISO 45001:2018 (occupational health and safety) as well as bizSAFE Level Star certifications. We did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, for the fiscal years ended April 30, 2024, 2025 and 2026.

We have an experienced and dedicated management team

Our executive directors and senior management are all very experienced in the provision of electrical installation services in Singapore. Mr. Lim, our founder, director and chief executive officer, who has over 31 years of experience in the provision of electrical installation services, was one of the founders of our Group. Mr. Sam, our director and chief operating officer, and our senior management Mr. Sim and Mr. Loh, have over 23, 19 and 27 years of industry experience, respectively. Except for Mr. Loh & Mr. Sim who rejoined our Group recently, the other management members joined our Group over 10 years ago on average. As our executive directors and senior management, they have been instrumental in the growth and development of our Group over our 13 years of operations.

We have strong and stable relationships with our customers

Since the inception of our business in 2012, we have developed stable relationships with our major customers in Singapore. Our top five customers have, on average, more than five years of business relationships with us and our largest customer has worked with us since our founding. For the fiscal years ended April 30, 2024, 2025 and 2026, our top five customers accounted for approximately 85.5%, 76.7% and 82.5% of total sales, respectively.

We have strong and stable relationships with our suppliers and subcontractors

For the fiscal years ended April 30, 2024, 2025 and 2026, our top five suppliers and subcontractors accounted for approximately 61.8%, 40.4% and 40.4% of total purchases, respectively, and our top five suppliers and subcontractors have, on average, more than nine years of business relationships with us. We have strived to maintain stable business relationships with our major customers and also established healthy and stable relationships with our major suppliers and subcontractors, which form a solid source of demand and supply for our business operations.

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

We are committed to risk management, health and safety standards and quality assurance. We have been accredited with ISO 9001:2015 (quality management), ISO 45001:2018 (occupational health and safety) (migrated from OHSAS 18001 (occupational health and safety) in October 2020) and bizSAFE Star Level certifications since 2016. Our directors confirmed that we did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, for the fiscal years ended April 30, 2024, 2025 and 2026 and as of the date of this Annual Report.

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

Identification of business opportunities

Our projects are obtained either by tender or quotation. The vast majority of our revenue recognized during the fiscal years ended April 30, 2024, 2025 and 2026 were generated from contracts obtained through invited tender from repeat customers, word of mouth referrals or contacts established from previous tenders/quotations or contracts. Other than the tender invitations sent to us, our contract department will also try to identify potential tender opportunities published on Singapore government websites (such as Singapore Government’s one-stop e-procurement portal GeBIZ, Town Council website and website of Port of Singapore Authority), and newspapers in Singapore.

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

Award of contract

The period for an invitation to tender to become an award contract is generally three to six months. During the fiscal years ended April 30, 2024, 2025 and 2026, our tender success rate was approximately 60.0%, 70.0% and 70.0%, respectively. In cases where we are unsuccessful with the tender, the contract department will prepare an evaluation report for our COO to review and determine the areas which we need to improve on to increase our competitiveness.

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

Performance bonds

Whether we need to take out a performance bond to be issued by a bank or insurance company equal to 5.0% to 10.0% of the notional contract sum to secure our Group’s due performance of the contract is subject to negotiation. Our largest customer, which accounted for approximately 52.2%, 30.6% and 23.4% of our revenue during the fiscal years ended April 30, 2024, 2025 and 2026, respectively, generally waive the requirement of performance bonds as we have established rapport with them.

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

Selection of subcontractors and material suppliers

Our purchasing department maintains and regularly review and update a list of qualified subcontractors and material suppliers that meet our stringent requirements, including their track record, their ability to meet our design, quality and/or safety specifications and our time schedule for supply of services and materials as well as the competitiveness of its pricing. We select qualified subcontractors and suppliers for our projects from this list unless there are other subcontractors and suppliers recommended by our customers. In general, our purchasing department would obtain quotations from at least three subcontractors or suppliers (as the case may be) and prepare a cost comparison table for our COO to approve.

Taking out performance bonds and insurance

Our projects may require us to provide performance bonds issued by a bank or insurance company backed by cash or other collaterals and/or guarantees in favor of our customers to secure our performance under contracts, which is common in our industry. The amount of the performance bond required for each project is typically 10.0% of the notional contract sum for such project. Our performance bonds normally expire or are released upon completion of the projects or as otherwise specified in the contracts.

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

Duration

Our customers typically fix an expected project duration at the tender stage. During the fiscal years ended April 30, 2024, 2025 and 2026, the duration of our electrical installation projects and A&A projects from commencement to practical completion ranges from one to four years and one to twelve months, respectively. If we are aware of any circumstances which may prolong the duration, we advise our customers on ways to mitigate any impact from the extra time and cost involved. If the progress of the works is likely to be delayed due to variation orders or certain unforeseen situations such as inclement weather on the site, we discuss with our customers in estimating the length of the delay and agreeing to a fair and reasonable extension of time for completion.

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

Defects liability period

Our customers normally specify a defect liability period in the contract, during which we are responsible to rectify defects identified in the electrical systems we installed at our cost. During the fiscal years ended April 30, 2024, 2025 and 2026, the defect liability period of our projects typically lasted for 12 to 18 months after the issue of the certificate of practical completion. Generally, we require a back-to-back defect liability period from our subcontractors for risk management purposes so that our subcontractors are generally responsible for rectifying the defects in their works or materials procured at their costs. Upon the expiry of the defect liability period, the other half of the retention money will be released to us.

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

During the fiscal years ended April 30, 2024, 2025 and 2026, we have not experienced any material claim by our customers in respect of our works or any request by our customers for rectifying material defects of our works. There was also no material delay in our project works which resulted in our customers calling any performance bonds which we have taken out in favor of our customers or demanding for any material liquidated damages from us.

Business Strategies

Having already established and developed a stable relationship with our major customers and gained the technical know-how, experience and reputation as an integrated one-stop electrical installation services provider in Singapore during our over 13 years of operations, we plan to build on our competitive strengths to (i) expand our scale of business and workforce and further strengthen our market position in the electrical engineering sector of the construction industry in Singapore as well as to engage in local and overseas expansion; (ii) continue to upgrade our capabilities, develop competencies in the identification of leads and potential projects ahead of time, and emphasize and maintain standards of project implementation; and (iii) adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

Competitive Landscape of the Electrical Engineering Sector of the Construction Industry in Singapore

The electrical engineering sector of the construction industry in Singapore is competitive and relatively fragmented. As of April 30, 2026, there were over 2,200 contractors registered with the BCA under the ME05 (electrical engineering) workhead, of which only approximately 6.4% and 4.5% were of Grade L5 and Grade L6, respectively. Apart from competition from local contractors, there is also competition from many large international players mainly from China and India. The industry players in Singapore generally compete with each other on market position, industry reputation, track record, relationship with project owners, main contractors and industry professionals (such as project managers) and financial standing

Business Objectives and Strategies

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

Upgrade registration as a grade L6 contractor under the ME-05 (electrical engineering) workhead

We are currently registered as a Grade L5 contractor under the ME-05 (electrical engineering) workhead which enables us to undertake public sector projects up to S$16 million in value for each project. We endeavor to upgrade our registration as a Grade L6 contractor under the ME-05 (electrical engineering) workhead which will enable us to undertake public sector projects of unlimited contract value. We target to satisfy all the financial, management & development and track record requirements for a Grade L6 contractor under the ME-05 (electrical engineering) workhead by end of 2026, and we are working towards meeting the technical personnel requirement. The Company expects to be upgraded to Grade L6 in 2027 at which time we will be able to take up larger scale electrical installation projects.

Enhance and/or expand our workforce and facilities to keep up with our business expansion

For our expansion, we intend to expand and enhance our workforce, in terms of both the staff strength and staff skills. We intend to increase the number of professional staff and workers, including engineers that have the qualifications required by the BCA for grading our registration as a Grade L6 contractor under the ME-05 (electrical engineering) workhead and/or facilitating us to provide maintenance services, office staff, site staff and project management staff, and enhance our staff skills by providing opportunities for them to attend courses. We will also review our remuneration packages to ensure they are sufficiently attractive to acquire and retain a talented workforce. To support a larger workforce, we intend to move to a bigger head office to provide for more office area and additional physical storage facilities to house inventory of equipment and spare parts as we plan to take on maintenance work in the future. As over 80.0% of our workforce as of April 30, 2026 were foreign workers, we also plan to rent a bigger dormitory near our head office to house our foreign workers, and to purchase a few more vehicles to cater for a larger workforce.

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

As we employ a lot of overseas workers, there is a one-year dormitory lease at fixed monthly rental as at April 30, 2026 for twelve units with 72 beds at 11A Jalan Tukang, Singapore 619267 as the dormitory for our overseas workers.

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

Contracts and Pricing Model

The vast majority of our revenue recognized during the fiscal years ended April 30, 2024, 2025 and 2026 were generated from contracts obtained through invited tender from repeat customers. During the fiscal years ended April 30, 2024, 2025 and 2026, our tender success rate was approximately 60.0%, 70.0% and 70%, respectively. Depending on the relevant contract terms, (i) we generally receive progress payments from customers within 35 days after we present our invoices (which are issued after our receipt of the relevant payment certificates) to them; (ii) our customers typically have the right to hold retention money of 5.0% of the notional contract sum (the first half of which is usually released upon the issue of the certificate of practical completion and the remaining portion is usually released after the expiry of the defect liability period, typically a period of 12 to 18 months after the issue of the certificate of practical completion); and (iii) approximately one-third of our projects during the fiscal years ended April 30, 2024 and 2025 required us to provide performance bonds at 5.0% to 10.0% of the notional contract sum issued by a bank or insurance company backed by cash or other collateral and/or guarantees in favor of our customers to secure our performance under the contracts with our customers. We adopt a cost estimate plus mark-up pricing model for pricing our tenders and quotations. All contracts with our customers are at notional contract sums where the work performed will be measured and valued against agreed rates for progress and/or final payment.

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

Customers

Our major customers include a number of reputable main contractors as well as some property developers or operators in Singapore. Consistent with market practice, our customers award contracts to us on a project-by-project basis that are non-recurring in nature. We have not entered into any long-term contract with any of our customers. During the fiscal years ended April 30, 2024, 2025 and 2026, our five largest customers accounted for approximately 85.5%, 76.7% and 82.5% of our revenue, respectively, and our largest customer accounted for approximately 52.2%, 30.6% and 23.4% of our revenue, respectively.

Vendors

Our major vendors include subcontractors and suppliers of materials and equipment. We delegate part of the labor-intensive installation work to suitable subcontractors for flexible manpower management and to minimize our fixed costs of employing a large labor force. We also purchase electrical equipment and certain materials such as electrical wiring to facilitate our own project works. During the fiscal years ended April 30, 2024, 2025, and 2026 we did not enter into any long-term contracts with our subcontractors and suppliers. During the fiscal years ended April 30, 2024, 2025 and 2026, purchases attributed to our five largest vendors accounted for approximately 61.8%, 40.4% and 40.4% of our total purchases, respectively, and purchases attributed to our largest vendor accounted for approximately 20.9%, 12.9% and 11.6% of our total purchases, respectively. Our vendors generally give us a 60-day credit period.

Employees

As of the date of this Annual Report, we employed a total of 107 employees, all of which were based in Singapore and over 80.0% of them were foreign employees, mainly from India and to a lesser extent, Myanmar, the Philippines and Malaysia. The following table shows the allocation of our employees by function as of the date of this Annual Report:

Management	7
Project:
Contract	3
Project management	84
Drafting	6
Purchasing	2
Safety	2
Accounts and administration	3
Total:	107

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good, and to date, we have not experienced any significant labor disputes.

Intellectual Property

We have been providing our electrical installation services under the brand name of “BNL” and conducting A&A works under the brand name “Herlin”. As of the date of this Annual Report, we have applied for the registration of the following trademark in Singapore:

In addition, we have registered the domain name www.bnlengrg.com.

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

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not party to any claim, litigation or arbitration of material importance and there was no claim, litigation or arbitration of material importance known to our directors to be pending or threatened against us which could have a material adverse effect on our business, results of operations or financial conditions.

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

Overview

We are a mechanical and electrical engineering service provider that specializes in electrical works in Singapore and we have participated in numerous greenfield and brownfield projects in the private and public sectors, mainly involving residential or mixed development type properties. Our operating business was founded in 2012 by Mr. Lim, our Chief Executive Officer. Our Executive Officers, including Mr. Lim, Mr. Sam, Mr. Sim Zhong Min, or Mr. Sim, and Mr. Loh Tuck Wei, or Mr. Loh, have over 31, 23, 19 and 27 years of experience in the field, respectively. As of April 30, 2026, we were equipped with a fleet of two vehicles and a workforce of 107 employees.

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

For the financial year ended April 30, 2026, our net revenue amounted to S$19,050,555 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$17,908,535 and S$1,142,020, respectively.

Our net profit after income tax amounted to S$2,007,469 and S$42,980 and our net loss after income tax was S$2,333,066 for the twelve months ended April 30, 2024, 2025 and 2026 respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this Annual Report and those set out below.

●	Demand from our major customer groups – Our aggregate revenue generated from our top five customers was approximately 85.5%, 76.7% and 82.5% of our revenue for the financial years ended April 30, 2024, 2025 and 2026, respectively. Revenue from our largest customer amounted to S$4,697,422 and S$4,453,249 for the financial year ended April 30, 2025 and 2026 respectively, representing approximately 30.6% and 23.4% of our revenue respectively. Our revenue is significantly driven by the progress of the projects based on the construction schedules from the customers.

●	Stiff competition in the market – The mechanical and electrical works industry in Singapore is highly regulated with strict safety standards, and companies are expected to have a strong track record of delivering high-quality projects. There are 2,200 contractors registered with the BCA under the ME05 (Electrical Engineering) (of which 27 are of Grade L3 and 144 are of Grade L5), similar to the operating subsidiaries of the Group. The industry players generally will compete against each other on market position, industry reputation, track record, financial standing and relationship with main-contractors and project owners. Some competitors have more manpower and resources, more qualifications that entitle them to provide a wider scope of building solution services, longer operating histories, more financial strength, stronger relationships with clients and owners and more established brand names and market recognition than us. When we price our quotations/tenders or fixed-price contracts with our clients and owners, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations.

●	Fluctuations in the cost of sales – Material costs, subcontracting costs, project-related employee benefits expenses and miscellaneous project expenses form the bulk of our cost of sales, representing 84.1%, 84.6% and 89.6% of our total revenue for the financial years ended April 30, 2024, 2025 and 2026 respectively. Specifically, the costs at which we can complete our project contracts are determined mainly by the demand and supply of the raw material – copper used in cables, and labor markets and the manpower regulations in this industry. Fluctuations in the price, availability, quality, costs of labor and professional services will impact the completion of the project contracts and ultimately in the overall project margins. We may not be able to pass all or any of these higher costs on to our customers, as such, these fluctuations could have a material adverse effect on our profitability.

●	Delay in completion of long-term projects – Completion of long-term projects can be delayed due to reasons such as poor planning and inefficient execution by the project team. Delay may result in cost overrun due to extended labor expenses, prolonged equipment rentals, increased administrative overhead, and fluctuations in costs. The cost overrun will cause the actual cost of the project to exceed the initially budgeted estimates used to bid on the project during the tender process.

●	Labor shortages – Our business is highly dependent on foreign workers, as the local construction labor force is of limited supply and very costly. As of April 30, 2025 and 2026, over 80% of our workforce was made up of foreign employees (including site workers and office employees) for both years. Any shortage in the supply of foreign workers, increase in foreign worker levies or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is regulated under the strict policies and restrictions imposed by the Ministry of Manpower. See “Regulatory Overview - Environmental and employment laws and regulations.”

●	Inflation risk – Inflationary factors including increased costs associated with higher material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses could have a material adverse effect on our operating results. A high rate of inflation in future may impair our ability to maintain current levels of gross and net profitability margins and operating expenses as a percentage of revenue if the revenues do not correspondingly increase with such increased costs.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Results of Operations

Comparison for the Financial Years Ended April 30, 2024, 2025 and 2026

The following table sets forth a summary of our consolidated results of operations for the periods indicated:

	Financial Years Ended April 30,
	2024	2025	2026
	S$	S$	S$

Revenue	24,201,834	15,358,387	19,050,555
Cost of sales	(20,363,812)	(12,984,181)	(17,059,588)
Gross profit	3,838,022	2,374,206	1,990,967

Distribution costs	(136,937)	(88,620)	(186,544)
Administrative expenses	(1,568,925)	(2,209,636)	(4,012,056)
Impairment loss on financial assets	(89,367)	(5,087)	(6,843)
	(1,795,229)	(2,303,343)	(4,205,443)

Income from operations	2,042,793	70,863	(2,214,476)

Other income (expense)
Finance costs	(68,167)	(90,715)	(143,062)
Other income	49,872	44,781	277,976
Other expenses	(1,176)	-	-
	(19,471)	(45,934)	134,914
Profit/(Loss) before income tax expense	2,023,322	24,929	(2,079,562)
Income tax expense	(15,853)	18,051	(253,504)
Profit/(Loss) for the year	2,007,469	42,980	(2,333,066)

Revenue

As set forth in the following table, during the financial years ended April 30, 2024, 2025 and 2026, our revenue was derived from green and brown field projects and ad-hoc services in Singapore:

	Financial Years Ended April 30
	2024		2025		2026
	S$	%	S$	%	S$	%

Greenfield and brownfield projects	22,766,161	94.1%	11,902,567	77.5%	17,908,535	94.0%
Ad-hoc services*	1,435,673	5.9%	3,455,820	22.5%	1,142,020	6.0%
Total	24,201,834	100.0%	15,358,387	100.0%	19,050,555	100.0%

* Non-project works and services is comprised of revenue from service fees, labor cost charged, rental of machinery and equipment, transport costs incurred, maintenance works charged, among other things.

Our total revenue decreased by S$8,843,447 or approximately 36.5% to S$15,358,387 for the twelve months ended April 30, 2025 from S$24,201,834 for the 12 months ended April 30, 2024. Such decrease was mainly attributable to fewer projects being completed during the financial year April 30, 2025 as compared to the financial year April 30, 2024.

Our total revenue increased by S$3,692,168 or approximately 24.0% to S$19,050,555 for the twelve months ended April 30, 2026 from S$15,358,387 for the 12 months ended April 30, 2025. The increase was primarily attributable to a higher level of work performed and progress achieved on ongoing greenfield and brownfield projects during the financial year ended April 30, 2026.

The table shows the list of top 5 customers for April 30, 2025 and 2026.

S/No	Top 5 Customers	April 30, 2025	April 30, 2026	April 30, 2026
		SGD	SGD	USD
1	Customer A	4,697,422	4,453,249	3,496,034
2	Customer B	1,135,461	4,154,247	3,261,303
3	Customer C	2,302,648	3,681,038	2,889,808
4	Customer D	-	2,059,921	1,617,146
5	Customer E	-	1,362,998	1,070,025
6	Others	7,222,856	3,339,102	2,621,372
	Total	15,358,387	19,050,555	14,955,688

For the financial year ended April 30, 2024, approximately 2.5% of our total revenue was generated from projects derived from public sector and for financial year ended April 30, 2025 approximately 23.3% of our total revenue was generated from projects derived from public sector. For the financial year ended April 30, 2026, approximately 30.1% of our total revenue was generated from projects derived from public sector.

For the financial years ended April 30, 2024 and 2025, our revenue generated from projects derived from private sectors accounted for approximately 92.0% and 54.4% of our total revenue and our revenue generated from ad-hoc works and services accounted for approximately 5.9% and 22.5% of our total revenue, respectively. For the financial year ended April 30, 2026, approximately 63.9% of our total revenue was generated from projects derived from private sector and our revenue generated from ad-hoc works and services accounted for approximately 6.0% of our total revenue.

Cost of Sales

During the twelve months ended April 30, 2024 and 2025, our Group’s cost of sales decreased by S$7,379,631 or approximately 36.2% to S$12,984,181 for the twelve months ended April 30, 2025 from S$20,363,812 for the twelve months ended April 30, 2024. The cost of sales decrease during the twelve months ended April 30, 2025 corresponded with the decrease in revenue as fewer projects were completed.

During the twelve months ended April 30, 2025 and 2026, our Group’s cost of sales increased by S$4,075,407 or approximately 31.4% to S$17,059,588 for the twelve months ended April 30, 2026 from S$12,984,181 for the twelve months ended April 30, 2025. The increase in cost of sales during the twelve months ended April 30, 2026 was primarily due to the higher level of project activity and higher copper cable costs during FY2026.

Distribution Costs

Our distribution costs are comprised mainly of advertisement expenses, local transportation expenses, entertainment expenses, gifts and donations, subscriptions and memberships and sponsorships. The following table sets forth the breakdown of our selling and distribution expenses for the twelve months ended April 30, 2024, 2025 and 2026:

	Financial Years Ended April 30
	2024		2025		2026
	S$	%	S$	%	S$	%

Advertisement expenses	-	-	1,466	1.6	8,428	4.5
Entertainment	36,610	26.7	24,963	28.2	92,466	49.6
Gifts & Donations	16,715	12.2	2,200	2.5	8,180	4.4
Subscriptions/Memberships	14,472	10.6	9,390	10.6	1,252	0.6
Sponsorships	1,500	1.1	-	-	-	-
Transportation	67,640	49.4	50,601	57.1	76,218	40.9
Total	136,937	100.0	88,620	100.0	186,544	100.0

Our distribution costs decreased from S$136,937 to S$88,620 for the twelve months ended April 30, 2024 and 2025, respectively, but remained relatively stable as a percentage of revenue at approximately 0.6% and 0.5% of our total revenue. Distribution cost increased by S$97,924 or approximately 110.5% from S$88,620 for the financial year ended April 30, 2025 to S$186,544 for the financial year ended April 30, 2026 due mainly to our one-time IPO celebration expenses with our customers, suppliers and staff which are accounted for under entertainment.

Administrative Expense

The following table sets forth the breakdown of our administrative expenses for the twelve months ended April 30, 2024, 2025 and 2026:

	Financial Years Ended April 30
	2024		2025		2026
	S$	%	S$	%	S$	%

Administrative expenses
Audit fee	29,808	1.9	464,836	21.0	197,304	4.9
Bad debts write-off	23,196	1.5	-	-	15,109	0.4
Bank charges	32,495	2.1	39,003	1.8	46,829	1.2
Staff costs	609,922	38.8	1,196,682	54.2	895,034	22.3
Director’s remuneration	215,468	13.7	59,680	2.7	235,936	5.9
Depreciation	102,990	6.6	85,683	3.9	55,876	1.4
Insurance	126,112	8.0	22,234	1.0	119,481	3.0
Professional fees	101,608	6.5	64,223	2.9	2,089,209	52.1
Property maintenance and property tax	14,878	0.9	14,546	0.7	5,540	0.1
Travelling	37,389	2.4	11,808	0.5	-	-
Upkeep of motor vehicles	32,869	2.1	14,392	0.6	32,152	0.8
Utilities	24,823	1.6	14,038	0.6	14,282	0.3
Others	217,367	13.9	222,511	10.1	305,304	7.6
Total	1,568,925	100.0	2,209,636	100.0	4,012,056	100.0

Administrative expenses consisted primarily of bank charges, staff costs, directors’ remuneration, depreciation, insurance expenses, professional fees and other miscellaneous administrative expenses.

Staff costs mainly represented employee benefits expenses to our employees.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold property; (ii) motor vehicles; (iii) office equipment; (iv) furniture and fittings; (v) renovation; (vi) computer software; (vii) computer and (viii) testing equipment.

Administrative expenses increased by S$640,711 or approximately 40.8% from S$1,568,925 for the financial year ended April 30, 2024 to S$2,209,636 for the financial year ended April 30, 2025. The increase was due to the increase in staff costs by S$586,760 from S$609,922 for the financial year ended April 30, 2024 to S$1,196,682 for the financial year ended April 30, 2025.

Administrative expenses increased by S$1,802,420 or approximately 81.6% from S$2,209,636 for the financial year ended April 30, 2025 to S$4,012,056 for the financial year ended April 30, 2026. The increase was primarily due to one-time advisory and consultancy fees incurred following the IPO amounting to S$1,789,292 for the financial year ended April 30, 2026.

Finance Costs

Finance costs primarily consisted of accrued interest from bank borrowings and lease liabilities. Finance costs increased by S$52,347, or approximately 57.7% from S$90,715 for the financial year ended April 30, 2025 to S$143,062 for the financial year ended April 30, 2026. The increase was mainly attributable to higher interest expense arising from the increased utilization of invoice-financing facilities during the financial year ended April 30, 2026.

Other Income

The following table sets forth the breakdown of our other income for the twelve months ended April 30, 2024, 2025 and 2026:

	Financial Years Ended April 30
	2024		2025		2026
	S$	%	S$	%	S$	%

Government grant	10,930	21.9	10,700	23.9	17,645	6.3
Interest income	149	0.3	158	0.3	102,500	36.9
Foreign exchange gain	9,698	19.4	-	-	-	-
Fair value changes on financial assets at fair value through profit or loss	7,280	14.6	18,358	41.0	19,169	6.9
Gain on disposal of property, plant and equipment	-	-	2,631	5.9	-	-
Insurance claims	-	-	4,282	9.6	65,494	23.6
Rental income	12,010	24.1	-	-	7,000	2.5
Sundry income	9,805	19.7	8,652	19.3	66,168	23.8
Total	49,872	100.0	44,781	100.0	277,976	100.0

Other income primarily consisted of interest income, government grants, fair value change on keyman life insurance and insurance claims. Other income increased by S$233,195, or approximately 520.7% from S$44,781 for the financial year ended April 30, 2025 to S$277,976 for the financial year ended April 30, 2026. The increase was primarily attributable to interest income recognized during the financial year ended April 30, 2026.

Income Tax Expense

The Company has recorded an income tax expense of S$15,853 for the financial year ended April 30, 2024, an income tax benefit of S$18,051 for the financial year ended April 30, 2025 and income tax expense of S$253,504 for the financial year ended April 30, 2026. The effective tax rate for FY2024 was approximately 0.8%. For FY2025 and FY2026, the effective tax rates were not meaningful due to the relatively low profit before income tax in FY2025 and the loss before income tax in FY2026. The FY2026 income tax expense, notwithstanding the loss before income tax, was principally attributable to expenses that were not deductible for tax purposes, deferred tax assets that were not recognized and adjustments relating to prior years.

Net Profit After Income Tax

Our net profit after income tax decreased from S$2,007,469 for the year ended April 30, 2024 to S$42,980 for the year ended April 30, 2025, primarily due to lower revenue and higher administrative expenses. For the year ended April 30, 2026, we recorded a net loss after income tax of S$2,333,066, compared with net profit after income tax of S$42,980 for the prior year. The change was primarily attributable to a S$1,789,292 increase in administrative expenses, principally comprising one-time advisory and consultancy fees incurred following the IPO, together with a decrease in gross profit margin, partially offset by higher other income.

Liquidity and Capital Resources

As of April 30, 2025, our cash balances amounted to approximately S$759,891, our current assets were S$7,459,826, and our current liabilities were S$6,002,617. For the financial year ended April 30, 2025, we generated profit for the financial year of S$42,980 with net operating cash outflows of S$926,041.

As of April 30, 2026, our cash balances amounted to approximately S$1,139,870, our current assets were S$12,114,649, and our current liabilities were S$6,688,349. For the financial year ended April 30, 2026, we generated loss for the financial year of S$2,333,066 with net operating cash outflows of S$1,912,623.

During the year ended April 30, 2025, Herlin declared interim tax exempt (one-tier) dividends of S$200,000 and S$300,000 to Mr. Lim, our Chief Executive Officer and the controlling shareholder of our Company, on June 3, 2024 and October 30, 2024, respectively. As of April 30, 2025, all such dividends had been paid.

On November 18, 2024, Herlin declared an interim tax exempt (one-tier) dividend of S$1.1 million to Mr. Lim. As of the date of this Annual Report, S$500,000 has been paid and S$600,000 remains outstanding and payable. The outstanding dividend payable is considered a short term liability, though the Company does not expect to repay it in the next 12 months.

In assessing our liquidity, we believe that our current cash and cash flows provided by operating activities and available banking facilities will be sufficient to meet our working capital requirements and debt obligations in the 12 months following the date on which our audited financial statements are issued.

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

Beyond the 12 months following the date on which our audited financial statements are issued, we expect that our projected cash flows provided from operating activities and available banking facilities will be sufficient to meet our working capital requirements and debt obligations.

However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

Cash flows for the financial years ended April 30, 2024, 2025 and 2026

The following table sets forth a summary of our cash flows for the periods indicated.

	Financial Years ended April 30,
	2024	2025	2026
	S$	S$	S$

Net cash provided by/(used in) operating activities	609,817	(926,041)	(1,912,623)
Net cash used in investing activities	(123,558)	(15,472)	(1,812,194)
Net cash (used in)/generated from financing activities	(231,080)	(167,057)	4,104,796
Increase/(Decrease) in cash and cash equivalents	255,179	(1,108,570)	379,979
Cash and cash equivalents at the beginning of the year	1,613,282	1,868,461	759,891
Cash and cash equivalents at the end of the year	1,868,461	759,891	1,139,870

Cash flows from operating activities

For the financial year ended April 30, 2024, our net cash provided by operating activities was S$609,817, which primarily consisted of our profit before income tax of S$2,023,322, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$7,280; (ii) unrealized foreign exchange gains of S$413; (iii) depreciation of property, plant and equipment of S$102,990; (iv) insurance premium of S$64,412; (v) finance costs from bank borrowings and lease liabilities of S$68,167; (vi) allowance for expected credit losses for trade and other receivables and contract assets of S$89,367; and (vii) reversal of losses from onerous contracts of S$130,343. Changes in operating assets and liabilities mainly included a decrease in trade and other receivables of S$2,103,078, which was offset by (i) an increase in contract assets of S$848,332; (ii) a decrease in trade and other payables of S$2,295,686; (iii) a decrease in contract liabilities of S$497,620; and (iv) tax paid of S$61,845.

For the financial year ended April 30, 2025, our net cash outflow from operating activities was S$926,041, which primarily consisted of our profit before income tax of S$24,929, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$18,358; (ii) unrealized foreign exchange losses of S$24,265; (iii) depreciation of property, plant and equipment of S$85,684; (iv) gain on disposal of plant and equipment of S$2,631; (v) finance costs from bank borrowings and lease liabilities of S$90,715, and (vi) allowance for expected credit losses for trade and other receivables and contract assets of S$5,087. Changes in operating assets and liabilities mainly included a decrease in trade and other receivables of S$342,515, (i) a decrease in trade and other payables of S$199,163, which was offset by (ii) an increase in contract assets of S$788,615; and (iii) a decrease in contract liabilities of S$428,654; and (iv) tax paid of S$61,815.

For the financial year ended April 30, 2026, our net cash outflow from operating activities was S$1,912,623, which primarily consisted of our loss before income tax of S$2,079,562, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$19,169; (ii) unrealized foreign exchange losses of S$41,053; (iii) depreciation of property, plant and equipment of S$55,875; (iv) Interest income from loan to third parties S$102,500 (v) finance costs from bank borrowings and lease liabilities of S$143,062, and (vi) allowance for expected credit losses for trade and other receivables and contract assets of S$6,843. Changes in operating assets and liabilities mainly included (i) an increase in trade and other payables of S$2,542,829, (ii) an increase in contract liabilities of S$1,159,566, which was offset by (iii) an increase in trade and other receivables of S$1,827,230; and (iv) an increase in contract assets of S$1,649,241; and (v) tax paid of S$184,149.

Cash flow used in investing activities

For the financial year ended April 30, 2024, net cash used in investing activities was S$123,558, which primarily consisted of purchase of property, plant and equipment, mainly in computers and a key-man insurance policy for our CEO.

For the financial year ended April 30, 2025, net cash used in investing activities was S$15,472, which primarily consisted of additions of plants and equipment.

For the financial year ended April 30, 2026, net cash used in investing activities was S$1,812,194, which primarily consisted of loan to third parties.

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

For the financial year ended April 30, 2025, net cash used in financing activities was S$167,057 which primarily consisted of (i) payment of initial public offering expenses of $437,290, (ii) repayment of bank borrowings of S$546,861; (iii) payment of lease liabilities of S$36,587; and (iv) dividends paid of S$1,000,000 which were offset by (i) proceeds of S$1,181,568 from bank borrowings, (ii) proceeds of S$200,000 from issuance of ordinary shares in a subsidiary and (iii) amount due to a director of S$472,113.

For the financial year ended April 30, 2026, net cash generated from financing activities was S$4,104,796 which primarily consisted of (i) payment of initial public offering expenses of S$370,432, (ii) repayment of bank borrowings of S$1,905,212; (iii) payment of lease liabilities of S$47,611, (iv) net payment to a director of S$468,033 and (v) dividends paid of S$600,000 which were offset by proceeds of S$7,496,084 from issuance of ordinary shares in IPO.

Trade receivables

Our net trade receivables were S$1,425,175 as of April 30, 2024, S$946,877 as of April 30, 2025 and S$2,553,049 as of April 30, 2026. The increase was primarily attributable to higher billings to our customers during the financial year ended April 30, 2026.

We did not charge any interest on or hold any collateral as security over these trade receivables balances. We generally offer credit periods of 35 days to our customers. We have not had and do not expect to have issues collecting payment from these longer ageing invoices.

Trade receivables presented based on their past due status in terms of the provision matrix:

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	S$	S$	S$	US$
April 30, 2025
Not past due	181,549	(2,421)	179,128	137,220
< 30 days	715,879	(10,902)	704,977	540,047
31 days to 60 days	36,483	(989)	35,494	27,190
61 days to 90 days	47,718	(20,440)	27,278	20,896
91 days to 120 days	-	-	-	-
>120 days	15,103	(15,103)	-	-
	996,732	(49,855)	946,877	725,353

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	S$	S$	S$	US$
April 30, 2026
Not past due	1,036,719	(7,948)	1,028,772	807,640
< 30 days	1,530,906	(11,862)	1,519,044	1,192,529
31 days to 60 days	5,401	(168)	5,233	4,108
61 days to 90 days	-	-	-	-
91 days to 120 days	-	-	-	-
>120 days	8,489	(8,489)	-	-
	2,581,515	(28,467)	2,553,049	2,004,277

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

Trade payables

The general credit terms from our major suppliers are payment within 45 days or more. Our trade payables were S$2,614,237 as of April 30, 2024, S$2,466,430 as of April 30, 2025 and S$1,852,655 as of April 30, 2026. We generally pay our trade payables within 45 to 90 days of receipt of invoices or by due date stated on the invoices.

We did not have any material default in payment of trade payables during the financial year ended April 30, 2024, 2025 and 2026.

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

We have the following contractual obligation and lease commitments as of April 30, 2025 and April 30, 2026:

The table below summarizes the maturity profile of the Group’s financial liabilities as of the date indicated based on contractual undiscounted repayments obligations:

	Carrying value	Contractual cash flows	Within 1 year	Within 2 to 5 years	After 5 years
	SGD	SGD	SGD	SGD	SGD
April 30, 2025
Trade and other payables (excluded GST payables)	5,248,011	5,248,011	5,248,011	-	-
Borrowings
- Term loan, secured	1,827,409	2,107,168	580,152	1,273,396	253,620
- Lease liabilities	509,455	657,119	33,904	134,964	488,251
	2,336,864	2,764,287	614,056	1,408,360	741,871
Total	7,584,875	8,012,298	5,862,067	1,408,360	741,871

April 30, 2026
Trade and other payables (excluded GST payables)	4,622,427	4,622,427	4,622,427	-	-
Borrowings
- Term loan, secured	1,484,569	1,680,206	511,251	931,969	220,386
- Lease liabilities	549,608	691,751	52,017	185,223	454,511
	2,034,177	2,371,957	563,268	1,117,192	674,897
Total	6,656,604	6,994,384	5,185,695	1,117,192	674,897

We believe that we have sufficient working capital to meet our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Bank Indebtedness

As of April 30, 2025, bank borrowings were obtained from several banks and financial institutions in Singapore, which bear fixed rates ranging from 2.25% to 7.70% per annum and variable rates from 3.38% to 7.40% per annum and are repayable in 1 to 9 years.

As of April 30, 2026, bank borrowings were obtained from several banks and financial institutions in Singapore, which bear fixed rates ranging from 2.75% to 7.75% per annum and variable rates from 4.71% to 5.37% per annum and are repayable in 1 to 9 years.

The Group’s bank borrowings currently are secured by a personal guarantee from Mr. Lim and a pledge of the keyman life insurance policy on the life of Mr. Lim held by BNL. We intend to seek a waiver for the requirement of personal guarantee for future borrowings in the future.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes its liability for any such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical experience and the specific facts and circumstances of each matter. As of April 30, 2024, April 30, 2025, April 30, 2026, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Commitments

As of April 30, 2025 and April 30, 2026, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of April 30, 2025 and April 30, 2026, we have not entered into any material off-balance sheet transactions or arrangements.

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

Quantitative and Qualitative Disclosure About Financial Risk

Credit risk

We have adopted a policy of only dealing with creditworthy counterparties. We perform ongoing credit evaluation of our counterparties’ financial condition and generally do not require collateral.

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

For details of the credit risk, please refer to the notes to our consolidated financial statements included in this Annual Report under the section headed “Financial risk management.”

Customer concentration risk

Revenue generated from our top five customers accounted for 85.5%, 76.7%, and 82.5% of our total revenue for the financial years ended April 30, 2024, 2025 and 2026 respectively. We do not have long-term agreements with any of our top five customers, and their engagement of our services are made on an award basis.

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

For details of the liquidity risk, please refer to the notes to our consolidated financial statements included in this Annual Report under the section headed “Financial risk management.”

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect our income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

For details of the market risk, please refer to the notes to our consolidated financial statements included in this Annual Report under the section headed “Financial risk management.”

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

Currently, the Group has no transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group, primarily Singapore Dollars (“S$”)

The Group’s financial assets and liabilities are substantially denominated in S$, and minimally financial assets and liabilities are denominated in United States Dollar (“US$”). The Group considers that foreign exchange risk of US$ financial assets and liabilities to the Group is not significant.

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

For details of the interest rate risk, please refer to the notes to our consolidated financial statements included in this Annual Report under the section headed “Financial risk management.”

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

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables and contract assets is disclosed in Note 24 to the consolidated financial statements. We evaluated the key factors and assumptions used to develop the ECLs in determining that it is reasonable in relation to the financial statements taken as a whole.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report:

Name	Age	Position

Mr. Lim Say Wei	54	Director and Chief Executive Officer
Mr. Sam Kai Mun	47	Director and Chief Operating Officer
Mr. Yong Thiam Fook	73	Independent Director
Mr. Ho Soo Lih	58	Independent Director
Mr. Sung Jin An	49	Independent Director
Mr. Lo Siew Whye	53	Chief Financial Officer
Mr. Sim Zhong Min	46	Assistant General Manager
Mr. Loh Tuck Wei	54	Assistant General Manager

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

Independent Directors

Mr. Yong Thiam Fook

Mr. Yong Thiam Fook, or Mr. Yong, serves as chairman of the audit committee and as a member of the compensation committee and nomination committee. Mr. Yong has over 40 years of experience in finance and accounting. He held various C-level positions at SGX-listed companies, where he was involved in finance and accounting matters. Mr. Yong was previously the Executive Director (Corporate Finance & Business Development) of SGX-listed Beng Kuang Marine Limited from July 2008 to July 2017 and prior to that he had been on Beng Kuang Marine Limited’s Board as a Non-Executive Director since May 2002. Mr. Yong was the Chief Financial Officer of Labroy Marine Limited from 1994 to October 2006. He was the Group Financial Controller of JK Yaming International Holdings Limited, Finance Manager of Kuok (Singapore) Ltd, Island Concrete group of companies and Neptune Orient Lines Ltd.

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

Compensation of Directors and Executive Officers

For the years ended April 30, 2025 and 2026, we paid an aggregate of approximately S$193,282 and S$684,479, respectively, in cash to our directors and executive officers as a group.

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

Under the directors’ agreements, the annual director fees payable to our Independent Directors are S$25,000 to Mr. Yong Thiam Fook, S$22,000 to Mr. Ho Soo Lih and S$22,000 to Mr. Sung Jin An respectively. Such director fees are payable in cash on a yearly basis.

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

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	all of the executive officers and directors of as a group; and

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Ordinary Shares.

Applicable percentage ownership in the table below is based on 35,000,000 Ordinary Shares issued and outstanding as of the date of this Annual Report.

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

	Ordinary Shares
	Beneficially Owned Immediately
	Number	Percent
Directors and Executive Officers(1):

Mr. Lim	21,861,200	62.46

Mr. Sam	0	0

Mr. Lo	0	0

Mr. Sim	0	0

Mr. Loh	0	0

Mr. Yong	0	0

Mr. Ho	0	0

Mr. Sung	0	0

All directors and executive officers as a group	21,861,200	62.46

XJL International Ltd(2)	21,861,200	62.46

Notes:

(1)	Except as otherwise indicated below, the business address of each person listed in the table is c/o 27 Woodlands Industrial Park E1, #03-15 (Lobby B) Hiangkie Industrial Building, Singapore 757718.

(2)	XJL International Ltd is Mr. Lim’s wholly-owned nominee company.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended April 30, 2024, 2025, and 2026, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singaporean law.

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Related Party	Relationship with the Company
Mr. Lim Say Wei	Mr. Lim is our Executive Director and indirect controlling shareholder of our Company
BNL Engineering Private Limited	Subsidiary of the Company
Herlin Pte. Ltd.	Subsidiary of the Company

Transaction with related parties

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Director
Advance from/Payment on behalf	(91,741)	(818,707)	(481,101)	(377,690)
Repayment to	50,150	346,597	949,134	745,121
Dividends paid	450,000	1,000,000	600,000	471,032

Subsidiary
Revenue from electrical works and installation services	4,146,774	1,067,593	1,571,507	1,233,716
Subcontractors’ costs	(3,617,741)	(1,005,000)	(1,634,100)	(1,282,854)
Rental charged	4,000	12,000	12,000	9,421

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

The Company’s ordinary shares commenced trading on the Nasdaq Capital Market on August 13, 2025, under the symbol MAGH. The CUSIP number for the ordinary shares is G57Y0E100.

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

On August 13, 2025, we completed the initial public offering pursuant to a registration statement on Form F-1 (File No. 333-287609), which was initially filed with the SEC on May 28, 2025, as amended, which was declared effective by the SEC on July 30, 2025. Pursuant to the initial public offering, an aggregate of 1,650,000 Ordinary Shares were issued upon by the Company, at a public offering price of US$4.00 per share.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

DIVIDEND POLICY

Dividends declared by the companies comprising our Group in respect of the financial years ended April 30, 2024, 2025 and 2026 are set forth below:

Financial Year	Interim Ordinary Dividend S$
2024	450,000
2025	1,600,000	(1)
2026	Nil

(1)	S$1,000,000 of such dividend was paid in FY2025 and S$600,000 was paid in FY2026

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

For details of the credit risk, please refer to the notes to our consolidated financial statements included in this Annual Report under the section headed “Financial risk management.”

Customer concentration risk

Revenue generated from our top five customers accounted for 85.5%, 76.7% and 82.5% of our total revenue for the financial years ended April 30, 2024, 2025 and 2026, respectively. We do not have long-term agreements with any of our top five customers, and their engagement of our services are made on an award basis.

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

Currently, the Group has no transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group, primarily Singapore Dollars (“S$”)

The Group’s financial assets and liabilities are substantially denominated in S$, and minimally financial assets and liabilities are denominated in United States Dollar (“US$”). The Group considers that foreign exchange risk of US$ financial assets and liabilities to the Group is not significant.

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective in all material respects as of April 30, 2026 to ensure that material information required to be disclosed by us under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported on a timely basis in accordance with the rules and regulations promulgated thereunder.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2026 using the Company’s internal standard operating procedures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of April 30, 2026, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended April 30, 2026, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is filed as Exhibit 11.1 to this Annual Report for the fiscal year ended April 30, 2026.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by WWC, P.C., or WWC, our principal accountant, during the fiscal years ended April 30, 2024, 2025 and 2026 for services rendered:

	Financial Year ended April 30,
	2024	2025	2026
	USD	USD	USD

Audit Fees	$100,000	$118,000	$118,000
Audit Related Fees	-	20,000	20,000
Total:	$100,000	$138,000	$138,000

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the review of financial statements and are not reported under “Audit Fees” above.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Magnitude International Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Company’s Form F-1 (File No. 333-287609))

1.2	Unanimous written resolutions of the then shareholders of the Registrant approving the amendment to Memorandum of Association of the Registrant, passed on May 27, 2025 (incorporated herein by reference to Exhibit 3.2 to the Company’s Form F-1/A (File No. 333-287609))

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Form F-1/A (File No. 333-287609))

2.2*	Description of Securities

4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Form F-1/A (File No. 333-287609))

4.2	Form of Director’s Agreement between the Registrant and each of the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the Company’s Form F-1/A (File No. 333-287609))

4.3	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the Company’s Form F-1/A (File No. 333-287609))

4.4	Sub-Contract Agreement dated April 15, 2024 between BNL Engineering Pte Ltd and Contractor (incorporated herein by reference to Exhibit 10.4 to the Company’s Form F-1 (File No. 333-287609))

4.5	Sub-Contract Agreement dated August 24, 2023 between BNL Engineering Pte Ltd and Contractor (incorporated herein by reference to Exhibit 10.5 to the Company’s Form F-1 (File No. 333-287609))

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.4 to the Company’s Form F-1 (File No. 333-287609))

11.2	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 99.5 to the Company’s Form F-1 (File No. 333-287609))

11.3	Audit Committee Charter (incorporated herein by reference to Exhibit 99.6 to the Company’s Form F-1 (File No. 333-287609))

11.4	Compensation Committee Charter (incorporated herein by reference to Exhibit 99.7 to the Company’s Form F-1 (File No. 333-287609))

11.5	Nomination Committee Charter (incorporated herein by reference to Exhibit 99.8 to the Company’s Form F-1 (File No. 333-287609))

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 99.10 to the Company’s Form F-1/A (File No. 333-287609))

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Signature	Title	Date

/s/ Lim Say Wei	Director and Chief Executive Officer	September 17, 2026
Lim Say Wei	(principal executive officer)

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Magnitude International Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Magnitude International Ltd and its subsidiaries (the “Company”) as of April 30, 2025 and 2026, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended April 30, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2026 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

San Mateo, California

September 17, 2026

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF APRIL 30, 2025 AND 2026

	Note	April 30, 2025	April 30, 2026	April 30, 2026
		SGD	SGD	USD
ASSETS
Non-current assets
Property, plant and equipment	4	605,554	649,091	509,571
Financial assets at fair value through profit or loss	5	440,888	450,603	353,747
Total non-current assets		1,046,442	1,099,694	863,318

Current assets
Deferred initial public offering costs	6	1,049,720	-	-
Trade and other receivables	7	1,457,596	3,276,209	2,571,996
Loans to third parties	8	-	1,884,941	1,479,778
Contract assets	9	4,192,619	5,813,629	4,564,004
Cash and cash equivalents	10	759,891	1,139,870	894,858
Total current assets		7,459,826	12,114,649	9,510,636

Total assets		8,506,268	13,214,343	10,373,954

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	11	1,088	1,141	896
Share premium	12	85,497	6,750,161	5,299,230
Merger reserve	12	1,199,999	1,199,999	942,062
Foreign currency translation reserve	12	5,838	36,558	28,700
Other reserve	12	(1,846,763)	(1,846,763)	(1,449,806)
Retained earnings/(Accumulated losses)		1,153,886	(1,179,180)	(925,718)
Total equity attributable to owners of the Company		599,545	4,961,916	3,895,364

Non-current liabilities
Borrowings	13	1,835,882	1,564,078	1,227,884
Deferred tax liabilities	14	68,224	-	-
Total non-current liabilities		1,904,106	1,564,078	1,227,884

Current liabilities
Borrowings	13	500,982	470,099	369,052
Trade and other payables	15	5,329,376	4,778,851	3,751,650
Contract liabilities	9	153,113	1,312,679	1,030,522
Income tax payable		19,146	126,720	99,482
Total current liabilities		6,002,617	6,688,349	5,250,706

Total liabilities		7,906,723	8,252,427	6,478,590

Total equity and liabilities		8,506,268	13,214,343	10,373,954

The accompanying notes are an integral part of these consolidated financial statements

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED APRIL 30, 2024, 2025 AND 2026

	Note	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
		SGD	SGD	SGD	USD

Revenue	16	24,201,834	15,358,387	19,050,555	14,955,688
Cost of sales		(20,363,812)	(12,984,181)	(17,059,588)	(13,392,674)
Gross profit		3,838,022	2,374,206	1,990,967	1,563,014

Operating expenses:
Distribution costs		(136,937)	(88,620)	(186,544)	(146,447)
Administrative expenses		(1,568,925)	(2,209,636)	(4,012,056)	(3,149,675)
Impairment loss on financial assets	17	(89,367)	(5,087)	(6,843)	(5,372)
		(1,795,229)	(2,303,343)	(4,205,443)	(3,301,494)

Income/(loss) from operations		2,042,793	70,863	(2,214,476)	(1,738,480)

Other income/(expenses):
Finance costs	18	(68,167)	(90,715)	(143,062)	(112,311)
Other income	19	49,872	44,781	277,976	218,226
Other expenses		(1,176)	-	-	-
		(19,471)	(45,934)	134,914	105,915

Profit/(Loss) before income tax		2,023,322	24,929	(2,079,562)	(1,632,565)
Income tax (expense)/benefit	21	(15,853)	18,051	(253,504)	(199,014)
Profit/(Loss) for the year		2,007,469	42,980	(2,333,066)	(1,831,579)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		1,905	6,978	30,720	24,117
Total comprehensive income/(loss) for the year		2,009,374	49,958	(2,302,346)	(1,807,462)

Profit/(Loss) attributable to:
Owners of the Company		2,007,469	42,980	(2,333,066)	(1,831,579)
Non-controlling interest		-	-	-	-
		2,007,469	42,980	(2,333,066)	(1,831,579)
Total comprehensive income/(loss) attributable to:
Owners of the Company		2,009,374	49,958	(2,302,346)	(1,807,462)
Non-controlling interest		-	-	-	-
		2,009,374	49,958	(2,302,346)	(1,807,462)
Earnings/(loss) per share attributable to owners of the Company
Basic and diluted earnings/(loss) per share*		0.06	0.001	(0.07)	(0.05)

	April 30, 2024	April 30, 2025	April 30, 2026

Weighted average number of ordinary shares used in computing basic and diluted earnings*	33,350,000	33,350,000	34,525,342

*	Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED APRIL 30, 2024, 2025 AND 2026

	Share capital*	Share premium*	Merger reserve	Foreign currency translation reserve	Other reserve	Retained earnings/ (Accumulated losses)	Total equity attributable to owners of the Company
	SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance at May 1, 2023	1,088	85,497	749,999	(3,045)	(1,846,763)	1,153,437	140,213
Profit for the year	-	-	-	-	-	2,007,469	2,007,469
Other comprehensive income
Exchange differences on translating foreign operations	-	-	-	1,905	-	-	1,905
Total comprehensive income for the year	-	-	-	1,905	-	2,007,469	2,009,374
Dividend paid (Note 29)	-	-	-	-	-	(450,000)	(450,000)
Issuance of ordinary shares in a subsidiary under common control**	-	-	250,000	-	-	-	250,000
Balance at April 30, 2024	1,088	85,497	999,999	(1,140)	(1,846,763)	2,710,906	1,949,587
Profit for the year	-	-	-	-	-	42,980	42,980
Other comprehensive income
Exchange differences on translating foreign operations	-	-	-	6,978	-	-	6,978
Total comprehensive income attributable to equity owners of the Company	-	-	-	6,978	-	42,980	49,958
Dividend paid (Note 29)	-	-	-	-	-	(1,600,000)	(1,600,000)
Issuance of ordinary shares in a subsidiary under common control***	-	-	200,000	-	-	-	200,000
Balance at April 30, 2025	1,088	85,497	1,199,999	5,838	(1,846,763)	1,153,886	599,545

Loss for the year	-	-	-	-	-	(2,333,066)	(2,333,066)
Other comprehensive income
Exchange differences on translating foreign operations	-	-	-	30,720	-	-	30,720
Total comprehensive income/(loss) attributable to equity owners of the Company	-	-	-	30,720	-	(2,333,066)	(2,302,346)
Issuance of ordinary shares for initial public offering, net of offering expenses	53	6,664,664	-	-	-	-	6,664,717

Balance at April 30, 2026	1,141	6,750,161	1,199,999	36,558	(1,846,763)	(1,179,180)	4,961,916

Balance at April 30, 2026 (USD)	896	5,299,230	942,062	28,700	(1,449,806)	(925,718)	3,895,364

*	Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

**	BNL has a share capital of SGD250,000 as at April 30, 2023. On October 31, 2023, BNL’s share capital was increased by SGD250,000 through the issuance of new shares to Mr. Lim who is the sole shareholder of BNL. As a result, BNL’s share capital is SGD500,000 as at April 30, 2024.

***	On December 12, 2024, director’s loan amounted to SGD200,000 is capitalized by the allotment and issuance of 200,000 ordinary shares in the share capital of a subsidiary BNL to the director. Share capital of the subsidiary BNL increased from SGD500,000 to SGD700,000 after the capitalization of director’s loan.

The accompanying notes are an integral part of these consolidated financial statements

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2024, 2025 AND 2026

	Note	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
		SGD	SGD	SGD	USD

Cash flows from operating activities
Profit/(Loss) before income tax		2,023,322	24,929	(2,079,562)	(1,632,565)

Adjustments for:
Fair value changes on financial assets at fair value through profit or loss	19	(7,280)	(18,358)	(19,169)	(15,049)
Unrealized foreign exchange difference		(413)	24,265	41,053	32,231
Depreciation of property, plant and equipment	4	102,990	85,684	55,875	43,865
Gain on disposal of plant and equipment		-	(2,631)	-	-
Insurance premium charged to profit or loss		64,412	-	-	-
Finance costs	18	68,167	90,715	143,062	112,311
Interest income		-	-	(102,500)	(80,468)
Allowance for expected credit losses for trade and other receivables and contract assets	17	89,367	5,087	6,843	5,372
Reversal of onerous losses recognized on construction projects		(130,343)	-	-	-

Operating cash flows before working capital changes		2,210,222	209,691	(1,954,398)	(1,534,303)

Changes in working capital:
Contract assets		(848,332)	(788,615)	(1,649,241)	(1,294,741)
Trade and other receivables		2,103,078	342,515	(1,827,230)	(1,434,472)
Trade and other payables		(2,295,686)	(199,163)	2,542,829	1,996,255
Contract liabilities		(497,620)	(428,654)	1,159,566	910,320
Cash generated from/(used in) operations		671,662	(864,226)	(1,728,474)	(1,356,941)
Income tax paid		(61,845)	(61,815)	(184,149)	(144,567)
Net cash generated from/(used in) operating activities		609,817	(926,041)	(1,912,623)	(1,501,508)

Cash flows from investing activities
Purchase of property, plant and equipment		(31,381)	(19,472)	(28,874)	(22,668)
Proceeds from disposal of plant and equipment		-	4,000	-	-
Purchase of keyman life’s insurance		(92,177)	-	-	-
Loans to third parties		-	-	(1,783,320)	(1,400,000)
Net cash used in investing activities		(123,558)	(15,472)	(1,812,194)	(1,422,668)

Cash flows from financing activities
Payment of initial public offering costs		-	(437,290)	(370,432)	(290,808)
Repayment of bank borrowings		(399,174)	(546,861)	(1,905,212)	(1,495,692)
Proceeds from bank borrowings		400,000	1,181,568	-	-
Repayment of lease liabilities		(31,906)	(36,587)	(47,611)	(37,377)
Proceeds from issuance of ordinary shares in a subsidiary under common control		250,000	200,000	-	-
Proceeds from issuance of IPO shares		-	-	7,496,084	5,884,820
Amount due to a director		-	472,113	(468,033)	(367,431)
Dividends paid		(450,000)	(1,000,000)	(600,000)	(471,032)
Net cash (used in)/generated from financing activities		(231,080)	(167,057)	4,104,796	3,222,480

Net change in cash and cash equivalents		255,179	(1,108,570)	379,979	298,304
Cash and cash equivalents at beginning of year		1,613,282	1,868,461	759,891	596,554
Cash and cash equivalents at end of year	10	1,868,461	759,891	1,139,870	894,858

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2024, 2025 AND 2026

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	May 1, 2025	Principal and interest payment	Addition	Interest expense	April 30, 2026
	SGD	SGD	SGD	SGD	SGD
Bank borrowings	1,827,409	(1,905,212)	1,436,536	125,836	1,484,569
Lease liabilities	509,455	(47,611)	70,538	17,226	549,608

			Non-cash changes
	May 1, 2024	Principal and interest payment	Proceeds	Interest expense	April 30, 2025
	SGD	SGD	SGD	SGD	SGD
Bank borrowings	1,119,444	(546,861)	1,181,568	73,258	1,827,409
Lease liabilities	528,585	(36,587)	-	17,457	509,455

				Non-cash changes
	May 1, 2023	Principal and interest payment	Proceeds	Insurance financing	Interest expense	April 30, 2024
	SGD	SGD	SGD	SGD	SGD	SGD
Bank borrowings	835,878	(399,174)	400,000	230,043	52,697	1,119,444
Lease liabilities	545,021	(31,906)	-	-	15,470	528,585

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

These consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiary		Percentage of effective ownership
(Country of incorporation and		held by the Company
principal place of business)	Principal activities	April 30, 2025	April 30, 2026

Elec Power Ltd (“Elec”) (British Virgin Islands)	Investment holding	100%	100%

BNL Engineering Private Limited (“BNL”) (Singapore)	Provision of electrical installation and licensing services for greenfield electrical installation projects	100%	100%

Herlin Pte. Ltd. (“Herlin”) (Singapore)	Provision of electrical installation and licensing services for brownfield electrical installation projects	100%	100%

IST Solutions (APAC) Pte Ltd (Singapore)	Wholesale of electrical goods	-	90%

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward share split and changed the authorized share capital to US$500,000 divided into 20,000,000,000 ordinary shares with a par value of US$0.000025 each. Concurrently, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited, SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo surrendered 4,468,800, 325,850, 325,850, 299,250, 299,250, 325,850, 179,550, 199,500 and 226,100 ordinary shares to the Company respectively. After the recapitalization, their respective shareholdings are 22,411,200, 1,634,150, 1,634,150, 1,500,750, 1,500,750, 1,634,150, 900,450, 1,000,500 and 1,133,900. There was no change in the shareholders’ respective ownership percentages following the recapitalization.

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

There have been no significant changes in the nature of these activities during the financial years ended April 30, 2024, 2025 and 2026.

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

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after May 1, 2025. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

Revenue from provision of electrical works and installation services

The Group generally acts as the main electrical contractor in providing a range of greenfield and brownfield electrical works and installation services through fixed price contracts in private and public housing sectors including condominium, residential flats and bungalows, commercial and mixed development typed properties. The asset is created over time during the contract period, and it is accounted for as a single performance obligation that is satisfied over time. This is because the performance creates or enhances an asset that the customer controls as the asset is created or enhanced, and the performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Singapore Dollar (“S$” or “SGD”) into United States Dollar (“US$” or “USD”) as of and for the year ended April 30, 2026 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 - S$1.2738 as of April 30, 2026, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

The Group’s lease liabilities are presented in Note 13.

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

2.18	Earnings/(loss) per share

The Group presents basic and diluted earnings/(loss) per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

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

Management reviews the construction contracts for foreseeable losses whenever there is an indication that the estimated contract revenue is lower than the estimated total contract costs. The carrying amounts of contract assets and contract liabilities arising from provision of electrical works and installation services are disclosed in Note 9.

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

The carrying amounts of the Group’s trade receivables and contract assets as at April 30, 2025 and 2026 are disclosed in Note 7 and 9 respectively.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Property, plant and equipment

	Leasehold property	Renovation	Computer software	Computer	Office equipment	Furniture and fittings	Motor vehicles	Testing equipment	Total	Total
	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	USD

Cost:
Balance at May 1, 2024	680,000	123,360	46,421	7,153	203,377	77,556	83,600	4,808	1,226,275	962,690
Additions	-	-	-	-	19,077	395	-	-	19,472	15,287
Disposal	-	-	-	-	-	-	(30,800)	-	(30,800)	(24,180)
Write-off	-	-	-	-	(17,300)	-	-	-	(17,300)	(13,581)
Balance at April 30, 2025	680,000	123,360	46,421	7,153	205,154	77,951	52,800	4,808	1,197,647	940,216
Additions	-	-	-	-	24,412	-	75,000	-	99,412	78,044
Balance at April 30, 2026	680,000	123,360	46,421	7,153	229,566	77,951	127,800	4,808	1,297,059	1,018,260

Accumulated depreciation
Balance at May 1, 2024	90,998	108,135	25,451	7,153	193,119	67,647	55,829	4,808	553,140	434,244
Depreciation	19,854	15,225	20,970	-	10,088	9,310	10,237	-	85,684	67,266
Disposal	-	-	-	-	-	-	(29,431)	-	(29,431)	(23,105)
Write-off	-	-	-	-	(17,300)	-	-	-	(17,300)	(13,581)
Balance at April 30, 2025	110,852	123,360	46,421	7,153	185,907	76,957	36,635	4,808	592,093	464,824
Depreciation	19,854	-	-	-	14,276	458	21,287	-	55,875	43,865
Balance at April 30, 2026	130,706	123,360	46,421	7,153	200,183	77,415	57,922	4,808	647,968	508,689

Carrying amount
Balance at April 30, 2025	569,148	-	-	-	19,247	994	16,165	-	605,554	475,392

Balance at April 30, 2026	549,294	-	-	-	29,383	536	69,878	-	649,091	509,571

Leasehold property with carrying amount of SGD549,294 (2025: SGD569,148) is mortgaged to secure bank borrowings (Note 13).

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 13.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Financial assets at fair value through profit or loss

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Keyman life insurance policy, at fair value
At beginning of year	439,817	440,888	346,120
Increase in fair value through profit or loss	18,358	19,169	15,049
Foreign exchange adjustment	(17,287)	(9,454)	(7,422)
At end of year	440,888	450,603	353,747

On December 10, 2018 and November 20, 2023, the Group entered into life insurance policies with an insurance company to insure against the death or diagnosis of a terminal illness of a director. Under the policies, the basic sum assured is USD500,000 and USD750,000 respectively. The contracts will be terminated on the occurrence of the earliest of the death of the key management personnel insured or other terms pursuant to the contracts. The Group has paid out total insurance premium with an aggregate amount of USD151,340 and USD235,617 respectively at the inception of the policies, of which USD111,999 and USD169,000 respectively was financed through bank borrowings (Note 13). The Group may request a surrender of the contracts after the free look period and receive cash back based on the cash value at the date of withdrawal. The initial cash value of the policy is recognized as a financial asset at fair value through profit or loss.

The keyman life insurance policy is pledged to bank to secure banking facilities granted to the Group (Note 13).

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

As of April 30, 2025, the accumulated deferred IPO cost was SGD1,049,720.

As of April 30, 2026, the accumulated deferred IPO cost have been fully capitalized against share premium.

7.	Trade and other receivables

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Trade receivables
- third parties	996,732	2,581,516	2,026,625
Less: Allowance for expected credit losses	(49,855)	(28,467)	(22,348)
	946,877	2,553,049	2,004,277
Other receivables
- shareholders	81,796	-	-
- third parties	448,261	6,259	4,914
Less: Allowance for expected credit losses	(398,607)	-	-
Deposits	211,404	347,441	272,759
Prepayments	167,865	369,460	290,046
	510,719	723,160	567,719

Total trade and other receivables	1,457,596	3,276,209	2,571,996

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade and other receivables (Continued)

Trade receivables are unsecured, non-interest bearing and are generally settled within 35 days (2025: 35 days) credit terms.

Other receivables from shareholders represent proceeds from issuance of share capital of the Company as disclosed in Note 1. The amounts are non-trade in nature, unsecured, non-interest bearing and fully settled during the financial year April 30, 2026.

During financial year April 30, 2026, management assessed that other receivable from a third party amounted to $398,607 has no prospect for recovery and recorded a write off by applying the provision against the other receivable.

The movement in allowance for expected credit losses of trade and other receivables computed based on lifetime ECL is as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Trade receivables
At beginning of financial year	59,582	49,855	39,139
Reversal	(9,727)	(21,388)	(16,791)
At end of financial year	49,855	28,467	22,348

Other receivables
At beginning of financial year	398,607	398,607	312,927
Write off	-	(398,607)	(312,927)
At end of financial year	398,607	-	-

8.	Loans to third parties

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD

Loans to third parties	-	1,884,941	1,479,778

Loans to third parties are unsecured, with an aggregate principal amount of USD1,400,000, maturing on August 13, 2026, and have an effective interest rate of 8% per annum.

Upon maturity, the Company received loan interest of USD112,000 and extended the loan for another year, with the new maturity date of August 13, 2027, and bearing interest at 8% per annum.

9.	Contract assets/liabilities

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD

Contract assets	4,210,736	5,859,977	4,600,390
Less: Allowance for expected credit losses	(18,117)	(46,348)	(36,386)
	4,192,619	5,813,629	4,564,004

Contract liabilities	153,113	1,312,679	1,030,522

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

The Group’s contract assets are analyzed as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD

Retention receivables	1,204,920	2,195,666	1,723,713
Others*	3,005,816	3,664,311	2,876,677
	4,210,736	5,859,977	4,600,390

*	It represents the revenue not yet billed to the customers which the Group has completed the relevant services under such contracts but yet certified by representatives appointed by the customers.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Contract assets/liabilities (Continued)

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

The increase in contract assets was primarily attributable to increased project activity in 2026 as certain projects progressed from the preliminary stage in the prior year. As a greater volume of electrical installation works was completed towards the end of the year, the related work had not yet been fully certified by customers, resulting in higher revenue recognized in excess of amounts billed.

The movement in allowance for expected credit losses of contract assets computed based on lifetime ECL was as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Contract assets
At beginning of financial year	3,303	18,117	14,223
Addition	14,814	28,231	22,163
At end of financial year	18,117	46,348	36,386

Contract liabilities

The contract liabilities represent the Company’s obligation to transfer services to customers for which the Company has received consideration (or an amount of consideration is due) from the customers.

The increase in contract liabilities was primarily due to the prompt certification of work by a customer in respect of materials delivered to the project site. As the Company had not yet satisfied its remaining performance obligation to install the materials, the amounts certified were recognized as contract liabilities until the related installation services are performed.

Set out below is the amount of revenue recognized from:

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD

Amounts included in contract liabilities at the beginning of the year	581,767	153,113	120,202
Performance obligations satisfied in previous years	-	-	-

Transaction price allocated to remaining performance obligations

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at April 30, 2025 and 2026 may be recognized as revenue in the next reporting periods as follows:

	April 30, 2026	April 30, 2027	April 30, 2028	April 30, 2029	April 30, 2030
	SGD	SGD	SGD	SGD	SGD
Unsatisfied and partially unsatisfied performance obligations as at:
April 30, 2026	-	30,730,757	29,162,223	18,206,493	6,925,000
April 30, 2025	18,810,005	15,951,564	15,562,861	6,730,809	-

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Cash and cash equivalents

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD

Cash at banks	759,891	1,139,870	894,858

11.	Share capital

	Number of shares	Par value	Authorized share capital
		USD	USD
Authorized share capital
Ordinary shares of USD0.000025 each	20,000,000,000	0.000025	500,000

	Number of shares	SGD	USD
Issued and paid-up share capital
Balance as of May 1, 2024 and April 30, 2025	33,350,000	1,088	854
Issuance of ordinary shares for initial public offering, net of related expenses	1,650,000	53	42
Balance as of April 30, 2026	35,000,000	1,141	896

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

As disclosed in Note 1, upon completion of the reorganization and subsequent recapitalization by principal of common control, as of April 30, 2025, 33,350,000 ordinary shares are issued and outstanding.

On August 13, 2025, the Company completed its initial public offering (“IPO”). In this offering, the Company issued 1,650,000 ordinary shares at a price of USD4.00 per share. The Company received net proceeds in the amount of SGD7,496,084 (USD5,884,820) after deducting underwriting discounts or expenses, paid IPO costs of SGD370,432 (USD290,808) and capitalized deferred IPO costs of SGD1,049,720 (USD824,085), net of accrued professional fees of SGD588,785 (USD462,227). The ordinary shares began trading on August 13, 2025 on the Nasdaq Capital Market under the ticker symbol “MAGH”.

The fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

12.	Reserves

Share premium

Share premium includes any premiums received on the issue of the Company’s ordinary shares. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

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

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13.	Borrowings

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Borrowings:
Bank borrowings, secured	1,827,409	1,484,569	1,165,465
Lease liabilities	509,455	549,608	431,471
	2,336,864	2,034,177	1,596,936

Current	500,982	470,099	369,052
Non-current	1,835,882	1,564,078	1,227,884
	2,336,864	2,034,177	1,596,936

Bank borrowings are comprised of the following:

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
April 30, 2026				SGD	SGD	SGD	USD
Working capital loan	SGD400,000	October 2028	7.75% per annum	82,746	143,231	225,977	177,404
Insurance premium loan	USD169,000	October 2033	1.5% above USD COF 3 months	19,057	159,751	178,808	140,374
Insurance premium loan	USD111,999	December 2028	0.8% per annum above the bank’s prevailing USD Cost of Funds as determined by the bank	-	143,472	143,472	112,633
Working capital loan	SGD1,000,000	January 2030	7.75% per annum	188,642	603,178	791,820	621,620
Invoice financing	SGD141,700	May 2026	7.00% per annum	144,492	-	144,492	113,434
				434,937	1,049,632	1,484,569	1,165,465

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
April 30, 2025				SGD	SGD	SGD	USD
Working capital loan	SGD1,000,000	May 2025	2.25% per annum	16,866	-	16,866	13,241
Working capital loan	SGD400,000	October 2028	7.75% per annum	76,594	225,977	302,571	237,534
Insurance premium loan	USD169,000	October 2033	1.5% above USD COF 3 months	18,547	182,392	200,939	157,748
Insurance premium loan	USD111,999	December 2028	0.8% per annum above the bank’s prevailing USD Cost of Funds as determined by the bank	-	146,461	146,461	114,980
Working capital loan	SGD600,000	May 2025	2.25% per annum	10,117	-	10,117	7,942
Working capital loan	SGD1,000,000	January 2030	7.75% per annum	174,618	791,822	966,440	758,706
Invoice financing	SGD181,568	June 2025	7.00% per annum	184,015	-	184,015	144,461
				480,757	1,346,652	1,827,409	1,434,612

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Borrowings (Continued)

For the years ended April 30, 2025 and 2026, the effective interest rate of the Group’s bank borrowings ranged from 2.25% to 7.75% and 2.75% to 7.70%, respectively.

At the end of the financial year, the Group’s bank borrowings are secured by:

(i)	legal assignment of life insurance policies executed by the Group in respect of the name of the director (Note 5); and
(ii)	guarantees and indemnity for all monies by a director of the Group.

Lease liabilities

As a lessee

The Group has lease contracts related to leasehold property loan with a bank, arranged at floating interest rates. The interest rate implicit in the leases is 2.75% (2025: 3.38%) per annum.

During the financial year ended April 30, 2026, the Company obtained motor vehicle financing under hire purchase.

(a)	Carrying amounts of right-of-use assets presented within property, plant and equipment:

	Leasehold property	Motor vehicles	Total	Total
	SGD	SGD	SGD	USD

At May 1, 2024	589,002	27,771	616,773	484,199
Depreciation	(19,854)	(10,237)	(30,091)	(23,623)
Disposal	-	(1,369)	(1,369)	(1,075)
At April 30, 2025	569,148	16,165	585,313	459,501
Addition	-	75,000	75,000	58,879
Depreciation	(19,854)	(21,287)	(41,141)	(32,298)
At April 30, 2026	549,294	69,878	619,172	486,082

(b)	Lease liabilities

The carrying amounts of lease liabilities as of April 30, 2025 and 2026 are SGD509,455 and SGD549,608 respectively. The movements during the years are disclosed in consolidated statements of cash flows.

At the end of the financial year, the Group’s leasehold property loan is secured by mortgage over the Group’s leasehold property (Note 4).

Details of the lease liabilities are as follows:

Type April 30, 2025	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
				SGD	SGD	SGD	USD
Property loan	SGD612,000	August 2044	At the bank’s prevailing CPL Board Rate with monthly rests	20,225	489,230	509,455	399,949

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Borrowings (Continued)

Lease liabilities (Continued)

(b)	Lease liabilities (Continued)

Details of the lease liabilities are as follows: (Continued)

Type April 30, 2026	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
				SGD	SGD	SGD	USD
Property loan	SGD612,000	August 2044	At the bank’s prevailing CPL Board Rate with monthly rests	20,621	468,609	489,230	384,071
Hire purchase	SGD70,538	February 2030	3.68% per annum	14,541	45,837	60,378	47,400
				35,162	514,446	549,608	431,471

(c)	Amounts relating to leases recognized in profit or loss

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Expense relating to short-term leases (included in cost of sales)	26,320	205,465	452,192	354,995
Depreciation of leasehold property and motor vehicles	38,286	30,091	41,141	32,298
Interest expense on lease liabilities	15,470	17,457	17,226	13,523
	80,076	253,013	510,559	400,816

(d)	Total cash outflows

For the years ended April 30, 2024, 2025 and 2026, the Group had total cash outflows for leases of SGD58,226, SGD242,052 and SGD499,803 respectively.

14.	Deferred tax liabilities

Movements in deferred tax liabilities during the financial year were as follows:

	At May 1, 2024	Recognized in profit or loss	At May 1, 2025/ April 30, 2025	Recognized in profit or loss	At April 30, 2026	At April 30, 2026
	SGD	SGD	SGD	SGD	SGD	USD
Deferred tax liabilities
Excess of net book value of property, plant and equipment over tax values	79,348	(11,124)	68,224	(68,224)	-	-

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.	Trade and other payables

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Trade payables:
- third parties	2,466,430	1,852,655	1,454,433

Other payables:
Amount due to a director	528,012	59,979	47,087
GST payables, net	81,365	156,424	122,801
Accrued expenses	1,653,569	2,709,793	2,127,329
Dividends payable	600,000	-	-
	2,862,946	2,926,196	2,297,217

Total trade and other payables	5,329,376	4,778,851	3,751,650

Trade payables are non-interest bearing and are normally settled within 45 days (2025: 45 days).

The amount due to a director and dividends payable are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

Accrued expenses mainly consist of accrued professional fees and subcontractors’ costs.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16.	Revenue

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Disaggregation of revenue
- Electrical works and installation services	22,766,161	11,902,567	17,908,535	14,059,142
- Ad-hoc services	1,435,673	3,455,820	1,142,020	896,546
	24,201,834	15,358,387	19,050,555	14,955,688
Timing of transfer of goods and services
- Over time	22,766,161	11,902,567	17,908,535	14,059,142
- Point in time	1,435,673	3,455,820	1,142,020	896,546
	24,201,834	15,358,387	19,050,555	14,955,688

17.	Impairment loss on financial assets

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Allowance/(Reversal) of expected credit losses for
- Trade receivables (Note 7)	8,834	(9,727)	(21,388)	(16,791)
- Other receivables (Note 7)	79,721	-	-	-
- Contract assets (Note 9)	812	14,814	28,231	22,163
	89,367	5,087	6,843	5,372

18.	Finance costs

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Interest expense on bank borrowings	52,697	73,258	125,836	98,788
Interest expense on lease liabilities	15,470	17,457	17,226	13,523
	68,167	90,715	143,062	112,311

19.	Other income

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Government grants	10,930	10,700	17,645	13,852
Interest income	149	158	102,500	80,468
Foreign exchange gain	9,698	-	-	-
Fair value changes on financial assets at fair value through profit or loss	7,280	18,358	19,169	15,049
Insurance claims	-	4,282	65,494	51,416
Gain on disposal of plant and equipment	-	2,631	-	-
Rental income	12,010	-	7,000	5,495
Administrative charges income	-	-	62,016	48,685
Sundry income	9,805	8,652	4,152	3,261
	49,872	44,781	277,976	218,226

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.	Cost of sales and administrative expenses

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Cost of sales include the following:
Subcontractors’ charges	11,248,967	7,184,250	9,201,052	7,223,310
Employee benefits expense
- Salaries and related costs	1,468,350	1,755,522	3,233,589	2,538,537

Administrative expenses include the following:
Employee benefits expense
- Directors’ fee	-	-	51,904	40,747
- Salaries and related costs	646,290	1,014,897	3,082,592	2,419,997
- Defined contribution plan	143,425	187,915	209,770	164,680
- Staff welfare	35,675	53,550	249,314	195,725
Legal and professional fees	101,608	529,059	2,298,513	1,804,453

21.	Income tax expense/(benefit)

Caymans Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law.

Singapore

BNL Engineering Private Limited, Herlin Pte. Ltd. and IST Solutions (APAC) Pte Ltd are subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The standard corporate income tax rate in Singapore is 17%.

The major components of income tax expense/(benefit) recognized in profit or loss for the years ended April 30, 2024, 2025 and 2026 were:

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Current income tax expense/(benefit)
Current year’s provision	33,361	19,145	223,573	175,516
(Over)/Under provision in prior financial year	-	(26,072)	98,155	77,057
	33,361	(6,927)	321,728	252,573
Deferred tax benefit
Origination and reversal of temporary differences	(17,508)	(11,124)	(68,224)	(53,559)
	15,853	(18,051)	253,504	199,014

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Income tax expense/(benefit) (Continued)

Relationship between tax expense/(benefit) and accounting profits/(loss)

A reconciliation between tax expense/(benefit) and the product of accounting profits/(loss) multiplied by Singapore corporate income tax rate for the financial years ended April 30, 2024, 2025 and 2026 were as follows:

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Profit/(Loss) before income tax	2,023,322	24,929	(2,079,562)	(1,632,565)

Tax calculated at tax rate of 17% (2025 and 2024: 17%)	343,965	4,238	(353,526)	(277,536)
Effects of:
Income not subject to tax	(73,980)	(6,330)	(3,939)	(3,092)
Expenses not deductible for tax purposes	21,114	90,442	363,421	285,303
Tax concessions and deductions	(17,425)	(17,425)	(2,423)	(1,902)
Deferred tax assets not recognized/(utilized)	(257,821)	(62,904)	151,816	119,184
(Over)/Under provision in prior financial year	-	(26,072)	98,155	77,057
	15,853	(18,051)	253,504	199,014

Unrecognized deferred tax assets

The movement in unrecognized deferred tax assets is shown below:

	Capital allowances	Tax losses	Donations	Total
	SGD	SGD	SGD	SGD

At May 1, 2023	138,214	3,495,892	13,750	3,647,856
Addition	-	(1,540,331)	23,738	(1,516,593)
At April 30, 2024	138,214	1,955,561	37,488	2,131,263
Addition/(Utilization)	22,367	(397,889)	5,500	(370,022)
At April 30, 2025	160,581	1,557,672	42,988	1,761,241
(Utilization)/Addition	(61,169)	989,693	(35,488)	893,036
At April 30, 2026	99,412	2,547,365	7,500	2,654,277

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Deferred tax assets not recognized	362,315	299,411	451,227	354,237

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

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.	Significant related party transactions and balances

In addition to the related party information disclosed elsewhere in the financial statements, the following were significant related party transactions at rates and terms agreed between the Group and the related parties during the year:

Transaction with related parties

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Director
Advance from/Payment on behalf	(91,741)	(818,707)	(481,101)	(377,690)
Repayment to	50,150	346,597	949,134	745,121
Dividends paid	450,000	1,000,000	600,000	471,032

Subsidiary
Revenue from electrical works and installation services	4,146,774	1,067,593	1,571,507	1,233,716
Subcontractors’ costs	(3,617,741)	(1,005,000)	(1,634,100)	(1,282,854)
Rental charged	4,000	12,000	12,000	9,421

Balances with related parties

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD
Non-trade receivables
Shareholders(1)	85,443	81,796	-	-

Non-trade payables
Director(2)	55,899	528,012	59,979	47,087
Dividends payable(2)	-	600,000	-	-

(1)	Other receivable from shareholders is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

(2)	The amount due to a director is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any directors (whether executive or otherwise) of the Group.

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Directors’ fee	-	-	51,904	40,747
Salaries and related costs	188,132	167,000	582,476	457,274
Defined contribution plan	27,336	26,282	50,099	39,330
	215,468	193,282	684,479	537,351

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

The Group’s revenue is derived from Singapore.

Information about major customers

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	April 30, 2024	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	SGD	USD

Customer A	12,637,595	4,697,422	4,453,249	3,496,034
Customer B	-	1,135,461	4,154,247	3,261,303
Customer C	-	2,302,648	3,681,038	2,889,808
Customer D	-	-	2,059,921	1,617,146
Customer E	4,759,149	-	-	-
	17,396,744	8,135,531	14,348,455	11,264,291

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

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

April 30, 2026	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			SGD	SGD	SGD	USD
Trade receivables	II Note 1	Lifetime ECL (Simplified)	2,581,516	(28,467)	2,553,049	2,004,277
Contract assets	II Note 1	Lifetime ECL (Simplified)	5,859,977	(46,348)	5,813,629	4,564,004
Other receivables (excluded prepayments)	III Note 2	Lifetime ECL (Simplified)	353,700	-	353,700	277,673
Loans to third parties	II Note 2	12-month ECL	1,884,941	-	1,884,941	1,479,778
Cash and cash equivalents	I Note 3	12-month ECL	1,139,870	-	1,139,870	894,858
				(74,815)

April 30, 2025	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			SGD	SGD	SGD	USD
Trade receivables	II Note 1	Lifetime ECL (Simplified)	996,732	(49,855)	946,877	743,348
Contract assets	II Note 1	Lifetime ECL (Simplified)	4,210,736	(18,117)	4,192,619	3,291,426
Other receivables (excluded prepayments)	III Note 2	Lifetime ECL (Simplified)	741,461	(398,607)	342,854	269,158
Cash and cash equivalents	I Note 3	12-month ECL	759,891	-	759,891	596,554
				(466,579)

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Credit risk (Continued)

Trade receivables and contract assets (Note 1)

For trade receivables and contract assets, the Group has applied the simplified approach in IFRS 9 and uses provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Group has identified the country risk, real gross domestic product (GDP) growth rate and unemployment rate in which it sells goods and services to be the most relevant factor and the historical loss rates are adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

April 30, 2026	Trade receivables and contract assets	ECL	Trade receivables and contract assets, net	Trade receivables and contract assets, net
	SGD	SGD	SGD	USD
Not past due	6,896,697	(54,296)	6,842,401	5,371,644
< 30 days	1,530,906	(11,862)	1,519,044	1,192,529
31 days to 60 days	5,401	(168)	5,233	4,108
61 days to 90 days	-	-	-	-
91 days to 120 days	-	-	-	-
>120 days	8,489	(8,489)	-	-
	8,441,493	(74,815)	8,366,678	6,568,281

April 30, 2025	Trade receivables and contract assets	ECL	Trade receivables and contract assets, net	Trade receivables and contract assets, net
	SGD	SGD	SGD	USD
Not past due	4,392,285	(20,538)	4,371,747	3,432,051
< 30 days	715,879	(10,902)	704,977	553,444
31 days to 60 days	36,483	(989)	35,494	27,865
61 days to 90 days	47,718	(20,440)	27,278	21,415
91 days to 120 days	-	-	-	-
>120 days	15,103	(15,103)	-	-
	5,207,468	(67,972)	5,139,496	4,034,775

Contract assets that are not past due make up majority of the receivables.

Subsequent to the financial year ended April 30, 2026:

-	More than 95% of trade receivables were collected.

-	Except for those retention receivables which monies will only be released upon the expiry of the defect liability period as specified in the contracts, more than 66% of the contract assets have been billed and collected.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Credit risk (Continued)

Other receivables and loans to third parties (Note 2)

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that:

(i)	There has been a significant increase in the credit risk since the initial recognition of other receivable due from a third party amounted to SGD398,607. Accordingly, the Group recognized the impairment loss allowance using Lifetime ECL. As of April 30, 2025, the other receivable from a third party was fully impaired. During the financial year ended April 30, 2026, management assessed that the other receivable has no prospect for recovery and recorded a write off by applying the provision against the other receivable.

(ii)	Credit risk for loans to third parties has not increased significantly since its initial recognition. Accordingly, the Company measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

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

Exposure to credit risk

The Group has no significant concentration of credit risk other than balances with 3 customers (2025: 3 customers) which represented 82% (2025: 67%) of total trade receivable. Retention sums from 3 customers (2025: 3 customers) represented 60% (2025: 55%) of total retention sum receivable. Loans to 2 (2025: Nil) third parties represented 100% (2025: Nil) of total loans to third parties. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations and bank borrowings, if necessary. The directors are satisfied that funds are available to finance the operations of the Group.

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

Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities

The table below summarizes the maturity profile of the Group’s financial liabilities at the end of reporting year based on contractual undiscounted repayments obligations:

	Carrying value	Contractual cash flows	Within 1 year	Within 2 to 5 years	After 5 years
	SGD	SGD	SGD	SGD	SGD
April 30, 2026
Trade and other payables (excluded GST payables)	4,622,427	4,622,427	4,622,427	-	-
Borrowings	2,034,177	2,355,357	563,268	1,117,192	674,897
Total	6,656,604	6,977,784	5,185,695	1,117,192	674,897

April 30, 2025
Trade and other payables (excluded GST payables)	5,248,011	5,248,011	5,248,011	-	-
Borrowings	2,336,864	2,764,287	614,056	1,408,360	741,871
Total	7,584,875	8,012,298	5,862,067	1,408,360	741,871

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

As at the end of the reporting year, if the interest rates had been 1% (2025: 1%) higher/lower with all other variables held constant, the Group’s (loss)/profit before income tax would have been approximately SGD23,000 (2025: SGD27,000) higher/lower, arising mainly as a result of higher/lower interest expenses on floating rate borrowing. The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

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

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial risk management (Continued)

Foreign currency risk (Continued)

At the end of each reporting year, the Group’s exposure to foreign currency risk is as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Financial assets
Financial assets at fair value through profit or loss	440,888	450,603	353,747
Loans to third parties	-	1,884,941	1,479,778
Cash and cash equivalents	3,397	419,091	329,008
	444,285	2,754,635	2,162,533
Financial liabilities
Borrowings	347,400	322,280	253,007
	347,400	322,280	253,007
Net exposure	96,885	2,432,355	1,909,526

A 1% (2025: 1%) strengthening/weakening of Singapore Dollar against the foreign currency denominated balances as at the end of the reporting year would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss
	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
USD against SGD
- Strengthened	969	24,324	19,095
- Weakened	(969)	(24,324)	(19,095)

25.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	April 30, 2025	April 30, 2026	April 30, 2026
	SGD	SGD	USD
Financial assets measured at amortized cost
Trade and other receivables (excluded prepayments)	1,289,731	2,906,749	2,281,950
Contract assets	4,192,619	5,813,629	4,564,004
Loans to third parties	-	1,884,941	1,479,778
Cash and cash equivalents	759,891	1,139,870	894,858
Total financial assets measured at amortized cost	6,242,241	11,745,189	9,220,590

Financial liabilities measured at amortized cost
Trade and other payables (excluded GST payables)	5,248,011	4,622,427	3,628,849
Borrowings	2,336,864	2,034,177	1,596,936
Total financial liabilities measured at amortized cost	7,584,875	6,656,604	5,225,785

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Fair value of assets and liabilities

Fair value hierarchy

The Group categorizes fair value measurements using a fair value hierarchy that is dependent on the valuation inputs used as follows:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Group can access at the measurement date,

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 – Unobservable inputs for the asset or liability.

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Fair value of financial instruments carried at fair value

The following table shows an analysis of each class of assets measured at fair value at the reporting date:

	Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total	Total
	SGD	SGD	SGD	SGD	USD
April 30, 2026
Financial assets:
At fair value through profit or loss	-	-	450,603	450,603	353,747

April 30, 2025
Financial assets:
At fair value through profit or loss	-	-	440,888	440,888	346,120

The Group has no financial instruments under Level 1 and Level 2 in both financial years. The fair value of the keyman life insurance included unobservable inputs that are not developed by the Group. The fair value of the financial instruments is determined using the annual statement of value of the insurance policy provided by insurer without adjustment. There have been no changes in the valuation techniques during the financial year.

Assets and liabilities not measured at fair value

The carrying amount of the current financial assets and current financial liabilities that are not carried at fair value approximate their respective fair value as at the end of the reporting year due to the relatively short-term maturity of these financial instruments.

The fair value of non-current financial liabilities that is not carried at fair value in relation to borrowings as disclosed in Note 13 to the financial statements approximate its fair value as the borrowings are subject to interest rates close to market rate of interest for similar arrangements and frequent re-pricing by the financial institutions.

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximize shareholder value. The capital structure of the Group comprises issued share capital, share premium, reserves and retained earnings/accumulated losses.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the years ended April 30, 2024, 2025 and 2026.

28.	Commitments and contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such a claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claims and litigation as of April 30, 2024, 2025 and 2026, and through the issuance date of these consolidated financial statements.

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

There are no dividends declared during the financial year ended April 30, 2026.

30.	Events after reporting period

The Group evaluated all events and transactions from April 30, 2026 up through September 17, 2026 which is the date that these consolidated financial statements are available to be issued. There were no material subsequent events that require disclosure in these consolidated financial statements except below:

On August 3, 2026, the Company received a Staff Delisting Determination from The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq had determined to delist the Company’s ordinary shares pursuant to Nasdaq Listing Rule IM-5101-4. The Company has requested a hearing before the Nasdaq Hearings Panel, which will automatically stay the delisting process pending the Panel’s decision.

